17

07026819

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seiko Epson Corp

*CURRENT ADDRESS

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SEP 2 6 2007

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34746 FISCAL YEAR 3-31-07

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File No. 82-34746

September 9, 2007

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AR|S
3-31-07

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A and B attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Toshiro Mukawa of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(Extract English translations of the documents listed in items 1 and 2, and a brief description of the document listed in item 3 below are included in EXHIBIT A-1 and A-2, respectively.)

1. Notice of Amendments to the Notice of the 65th Ordinary General Meeting of Shareholders dated June 11, 2007

2. Notice of Resolution of the 65th Ordinary General Meeting of Shareholders dated June 26, 2007

3. Annual Securities Report dated June 27, 2007

File No. 82-34746

ANNEX B

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	July 12, 2007	Annual Report 2007
2.	July 27, 2007	CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2007
3.	July 27, 2007	Supplementary Information Consolidated First Quarter ended June 30, 2007
4.	July 27, 2007	First Quarter Financial Results Fiscal Year 2007 (Ending March 2008)
	Press Release Date	Title
5.	June 27, 2007	Seiko Epson Announces Executive Appointment
6.	July 27, 2007	Consolidated Results for the First Quarter Ended June 30, 2007

EXHIBIT A-1

EXTRACT TRANSLATION

Set out below are the extract English translations of the documents referred to in items 1 and 2 of ANNEX A.

item 1

Notice of Amendments to the Notice of the 65th Ordinary General Meeting of Shareholders

[Translation]
June 11, 2007

To our Shareholders:

Seiji Hanaoka
President

SEIKO EPSON CORPORATION
2-4-1 Nishishinjuku, Shinjuku-ku,
Tokyo

NOTICE OF AMENDMENTS TO THE NOTICE OF THE 65th ORDINARY GENERAL MEETING OF SHAREHOLDERS

The company wishes to amend an error in the Notice of the 65th Ordinary General Meeting of Shareholders and apologizes for any inconvenience this may have caused.

Items to be Amended

The Notice of the 65th Ordinary General Meeting of Shareholders page 19

IV Matters regarding the Company's Officers
2. The Remuneration of the Directors and Statutory Auditors

Before Amendment

Classification	Recipients (number of people)	Amount of Remuneration (million yen)
Director	10	420
Statutory Auditor	5	94
(Outside Auditor)	(3)	(47)
Total	15	514

After Amendment

Classification	Recipients (number of people)	Amount of Remuneration (million yen)
Director	10	475
Statutory Auditor	5	109
(Outside Auditor)	(3)	(54)
Total	15	584

Reason for amendment
This amendment is made to correct the amount of remuneration.

item 2

Notice of Resolution of the 65th Ordinary General Meeting of Shareholders

[Translation]
Securities Code 6724
June 26, 2007

To our Shareholders:

Seiji Hanaoka
President

SEIKO EPSON CORPORATION
2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo

NOTICE OF RESOLUTION OF THE 65th ORDINARY GENERAL MEETING OF SHAREHOLDERS

The following matters were reported and resolved as described below at the 65th Ordinary General Meeting of Shareholders of Seiko Epson Corporation (the "Company").

Particulars

Matters Reported:

1. Report on business operations, consolidated financial statements, and audit results of the consolidated financial statements by the accounting auditors and the board of statutory auditors for the 65th fiscal year (from April 1, 2006 to March 31, 2007)

2. Report on the financial statements for the 65th fiscal year (from April 1, 2006 to March 31, 2007)

Matters Resolved:

Proposal 1: Disposition of Retained Earnings

This proposal was approved without amendment, and it was resolved as follows.

1. The cash dividend for the term is to be 16 yen per share.
2. Other than the above, the reserve will be decreased by 20,000,000,000 yen, which will be appropriated to earned surplus carried forward.

Proposal 2: Election of Nine Directors

This proposal was approved without amendment, and the nine directors—Saburo Kusama, Yasuo Hattori, Seiji Hanaoka, Norio Niwa, Masayuki Morozumi, Yasumasa Otsuki, Kenji Kubota, Hiroshi Komatsu, and Minoru Usui—were reelected and reappointed as directors.

Proposal 3: Election of a Statutory Auditor

This proposal was approved without amendment. Masayoshi Shindo was elected and newly appointed as a Statutory Auditor.

Proposal 4: Election of an Accounting Auditor

This proposal was approved without amendment. Ernst & Young ShinNihon was elected and newly appointed as an Accounting Auditor.

Chairman	Saburo Kusama
Vice Chairman	Yasuo Hattori
President (Representative Director)	Seiji Hanaoka
Executive Vice President (Representative Director)	Norio Niwa
Senior Managing Director	Masayuki Morozumi
Managing Director	Yasumasa Otsuki
Managing Director	Kenji Kubota
Managing Director	Hiroshi Komatsu
Director	Minoru Usui
Standing Statutory Auditor	Toshihiko Kishiro
Standing Statutory Auditor	Masayoshi Shindo
Outside Statutory Auditor	Yoshiro Yamamoto
Outside Statutory Auditor	Tomiichi Akiyama
Outside Statutory Auditor	Tatsuhiro Ishikawa

-End-

Payment of Dividends for the 65th Term

For Shareholders who have requested payment by bank transfer:
We have enclosed a Dividend Calculation Sheet and a Notice of Confirmation of Bank Account for Receiving Dividends.

For Shareholders who have not requested payment by bank transfer:
The Company will pay the dividends for the 65th term through the enclosed Note of Payment by Postal Transfer. Please receive your payment at a nearby post office within the payment period (from June 27, 2007 to July 31, 2007). If you wish to receive your payment of dividends by bank transfer from next time on, please refer to the enclosed Request for Specifying the Method of Receiving Dividends and follow the necessary procedures.

EXHIBIT A-2

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report dated June 27, 2007

Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

File No. 82-34746

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX B.

item 1

July 12, 2007 Annual Report 2007



Epson Stylus Pro 3800

SEIKO EPSON CORPORATION

3-5 Owa 3-chome, Suwa, Nagano 392-8502, Japan
Tel: +81-266-52-3131 (main)
http://www.epson.co.jp/e/

Printed in Japan



R70 R100 PRINTED WITH SOY INK
This report was produced from recycled and tree-free paper and soy ink.

SEIKO EPSON CORPORATION ANNUAL REPORT 2007

EPSON
EXCEED YOUR VISION



Driving Reforms Forward

Seiko Epson Corporation

Annual Report 2007

April 2006 – March 2007

Management Philosophy

Epson is a progressive company,
trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills
and meet challenges with innovative and creative solutions.

(The Epson Management Philosophy has been translated into 14 languages, and is shared by all members of the Epson Group worldwide.)

Laying the foundations for sales and income growth, Epson is driving reforms forward and cultivating new businesses.

Contents



An Interview with the President: Approaching the Second Year of the Creativity and Challenge 1000 Mid-Range Business Plan
page 6



Developing Inkjet Printers for Business and Industry
page 14



Outline of Epson's Businesses and Related Growth Strategies
page 18

In this annual report, "Epson" refers to the Epson Group, while "the Company" may refer to the Group or the parent company, Seiko Epson Corporation.

Cautionary Statement

This report includes forward-looking statements that are based on management's views in light of information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services on a timely basis, consumption trends, competition, technology trends, and exchange rate fluctuations.

Consolidated Financial Highlights

Seiko Epson Corporation and Subsidiaries

For the years ended March 31

	Millions of yen						Thousands of U.S. dollars
	2002	2003	2004	2005	2006	2007	2007
Statements of income data							
Net sales	¥1,274,109	¥1,322,453	¥1,413,243	¥1,479,750	¥1,549,568	**¥1,416,032**	**$11,995,188**
Information-related equipment	902,248	915,857	920,380	946,029	976,443	**916,330**	**7,762,219**
Electronic devices	312,082	354,288	441,153	482,611	526,967	**444,703**	**3,767,073**
Precision products	78,188	79,745	81,102	81,143	85,778	**87,744**	**743,278**
Other	25,828	26,310	29,457	34,510	32,977	**30,310**	**256,756**
Eliminations and corporate	(44,237)	(53,747)	(58,849)	(64,543)	(72,597)	**(63,055)**	**(534,138)**
Gross profit	336,108	362,588	399,284	409,739	354,787	**356,773**	**3,022,219**
Selling, general and administrative expenses	309,912	313,228	321,883	318,772	329,029	**306,430**	**2,595,764**
Operating income	26,196	49,360	77,401	90,967	25,758	**50,343**	**426,455**
Income (loss) before income taxes and minority interest	(18,382)	31,629	65,058	73,647	(20,047)	**3,476**	**29,445**
Net income (loss)	(18,432)	12,510	38,031	55,689	(17,917)	**(7,094)**	**(60,093)**
Research and development costs	79,742	85,761	90,485	89,042	92,939	**84,690**	**717,408**
Capital expenditures	197,533	89,111	70,379	157,535	118,283	**77,548**	**656,908**
Depreciation and amortization	129,151	125,809	110,314	104,241	109,305	**89,603**	**759,026**
Cash flows from operating activities	151,284	159,504	182,669	162,489	117,497	**160,229**	**1,357,298**
Cash flows from investing activities	(278,358)	(107,943)	(65,329)	(99,396)	(95,266)	**(76,419)**	**(647,344)**
Free cash flow	(127,074)	51,561	117,340	63,093	22,231	**83,810**	**709,954**
Cash flows from financing activities	101,701	9,111	(40,918)	(96,373)	19,123	**(30,150)**	**(255,400)**

Net Sales (Billions of yen)


1,274.1
1,322.5
1,413.2
1,479.8
1,549.6
1,416.0
2002
2003
2004
2005
2006
2007

Operating Income (Billions of yen)


26.2
49.4
77.4
91.0
25.8
50.3
2002
2003
2004
2005
2006
2007

Net Income (Loss) (Billions of yen)


-18.4
12.5
38.0
55.7
-17.9
-7.1
2002
2003
2004
2005
2006
2007

	Millions of yen						Thousands of U.S. dollars
	2002	2003	2004	2005	2006	2007	2007
Balance sheet data							
Current assets	¥ 622,415	¥ 645,310	¥ 709,169	¥ 746,712	¥ 795,402	**¥ 813,274**	**$ 6,889,233**
Property, plant and equipment (net of accumulated depreciation)	502,251	442,769	393,031	441,355	426,118	**379,032**	**3,210,775**
Total assets	1,241,161	1,196,080	1,206,491	1,297,790	1,325,206	**1,284,412**	**10,880,237**
Current liabilities	600,891	493,087	417,573	504,601	507,371	**476,125**	**4,033,249**
Long-term liabilities	357,549	419,069	372,009	293,662	311,610	**313,952**	**2,659,483**
Equity	280,349	281,316	414,367	472,870	474,520	**494,335**	**4,187,505**
Number of employees	68,786	73,797	84,899	85,647	90,701	**87,626**	

	2002	2003	2004	2005	2006	2007	2007
Per share data (yen and U.S. dollars)							
Net income (loss)	¥ (121.37)	¥ 81.08	¥ 204.70	¥ 283.60	¥ (91.24)	**¥ (36.13)**	**$ (0.31)**
Cash dividends	18.00	18.00	18.00	22.00	29.00	**32.00**	**0.28**
Shareholders' equity	1,846.05	1,851.13	2,110.20	2,408.13	2,416.54	**2,395.14**	**20.29**

	2002	2003	2004	2005	2006	2007
Financial ratios (%)						
Shareholders' equity ratio	22.6	23.5	34.3	36.4	35.8	**36.6**
ROE <net income (loss)/average shareholders' equity at beginning and end of year>	(6.5)	4.5	10.9	12.6	(3.8)	**(1.5)**
ROA <pretax profit (loss)/average total assets at beginning and end of year>	N/A	2.6	5.4	5.9	(1.5)	**0.3**
ROS <pretax profit (loss)/net sales>	(1.4)	2.4	4.6	5.0	(1.3)	**0.2**

Notes:
1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥118.05=U.S.$1 as of March 31, 2007.
2. In this table, cash dividends per share refers to the amount paid for each share in each fiscal year.
3. Refer to "Note 2 (15) Presentation of equity and consolidated statements of changes in equity" on page 63 for a definition of equity.
4. Shareholders' equity is equity excluding minority interest in subsidiaries.


Total Assets/ROA
Total assets (Billions of yen)
ROA (%)
1,241.2
1,196.1
1,206.5
1,297.8
1,325.2
1,284.4
2.6
5.4
5.9
-1.5
0.3
2002
2003
2004
2005
2006
2007


Equity/ROE
Equity (Billions of yen)
ROE (%)
280.3
281.3
414.4
472.9
474.5
494.3
-6.5
4.5
10.9
12.6
-3.8
-1.5
2002
2003
2004
2005
2006
2007


Capital Expenditures
Depreciation and Amortization
Capital expenditures (Billions of yen)
Depreciation and amortization (Billions of yen)
197.5
129.2
89.1
125.8
70.4
110.3
157.5
104.2
118.3
109.3
77.5
89.6
2002
2003
2004
2005
2006
2007

To Our Stakeholders

Moving forward, Epson will pursue a balanced business strategy focused on securing short-term earnings and medium-term growth.



In March 2006, Epson established the Creativity and Challenge 1000 mid-range business plan in response to a worsening business situation. Based on the policies laid out in this plan, we are now implementing a series of measures aimed at restoring profitability and driving growth. Our aim is to generate annual ordinary income of ¥100 billion or more by the end of the fiscal year ending March 31, 2009.

In the fiscal year ended March 31, 2007, the first year of the business plan, we were faced with a deteriorating business environment brought about by intensified competition and severe price erosion. However, our efforts to implement the policies of redefining and reinforcing our business and product portfolios, reorganizing our electronic device businesses, and streamlining costs meant that we were able to surpass our business plan ordinary income targets for the fiscal year.

We succeeded in boosting profitability in our largest business, inkjet printers. This was achieved through a profit-driven marketing strategy, wide-ranging variable cost reductions, and the elimination of waste in both manufacturing and sales, resulting in reduced fixed costs. We are now building on these achievements by implementing a strategy that creates a balance between the desire to secure short-term profits and the need to generate medium-term growth.

In small- and medium-sized displays, we suffered significant losses. Although our cost-cutting efforts enabled us to keep up with ongoing price erosion, our technical response to customer needs was unsatisfactory, and we were unable to achieve sufficient sales volume. To rectify this situation, in March 2007 we announced a series of fundamental structural reforms aimed at rebuilding this business.

As a result of the charges associated with the structural reforms in the display business, I regret that we recorded a net loss for the fiscal year under review.

Although facing a tough competitive situation, we expect to reap the benefits of our efforts in the fiscal year ending March 31, 2008. The second year of our mid-range business plan will be an extremely important one as we seek to lay the groundwork for achieving the targets for the final year of the plan.

Management and employees are working assiduously as we drive forward reforms to rebuild the display business, increase profitability in our various businesses, and sow the seeds for new businesses that will generate future growth.

July 2007

Seiji Hanaoka, President

An Interview with the President: Approaching the Second Year of the Creativity and Challenge 1000 Mid-Range Business Plan



Seiji Hanaoka, President

Epson continues to rapidly drive forward reforms for increasing profitability and to lay the foundations for future sales and earnings growth.

The following interview provides an overview of the first-year results of Epson's mid-range business plan, Creativity and Challenge 1000, and explains the measures and policies that Epson is implementing to achieve the business targets set forth therein.

Mid-Range Business Plan-First Year Review

Q1. What were you able to accomplish in the first year of the mid-range business plan?

Established in March 2006, the mid-range business plan has already helped us secure an improvement in business performance in the fiscal year ended March 31, 2007, and under it we are seeking to generate annual ordinary income of more than ¥100 billion in the fiscal year ending March 31, 2009.

To that end, Epson has established the following five mid-range business policies:

1) redefine and reinforce the business and product portfolios, 2) reorganize the electronic device businesses, 3) streamline costs, 4) reform the governance system, and 5) reform the corporate culture.

Under these policies, Epson focused its efforts on the first three of these challenges in the fiscal year ended March 31, 2007, the first year of the mid-range business plan.

Specifically, inkjet printer business earnings had deteriorated in the previous year due to slow improvement in printer profitability and stagnant ink cartridge growth rates. In response, Epson targeted the fiscal year ended March 31, 2007, as a year for boosting corporate stamina. As a result, Epson has become more cost-competitive and rolled out a marketing strategy that focuses on profitability. Furthermore, in our display business, we continued to take steps to cut costs in response to falling prices through a range of measures, including introducing a design-to-cost approach and carefully selecting components suppliers. This business has positively responded to strong demand for mobile phones and other products by ensuring a stable supply of high-quality products.

Q2. Taking all that into account, how do you rate last year?

We made steady progress, especially in cutting materials procurement costs and reducing fixed costs throughout the Company. Also, thanks to a depreciating yen, Epson was able to **surpass its ordinary income target of ¥40 billion.** Meanwhile, because major challenges have emerged in our display business, we began restructuring to initiate a business recovery from the fiscal year ending March 31, 2008.

The inkjet printer business is one that has become more profitable. In this business, we conducted an in-depth review of product lineups in each region and through the systematic reduction in the number of printer models, especially low print volume models, we effected a shift in focus from quantity to quality. In addition, **our efforts to cut costs and create a stronger business foundation have succeeded and profitability has improved.**

Because of substantially below-target sales for mobile phone LCDs and a lack of growth in non-handset applications, we suffered a major earnings decline in our display business. This forced us to thoroughly examine the causes of our poor performance, and as a result, we initiated radical reforms, which were announced in March 2007. Consequently, we recorded business restructuring expenses, including impairment losses associated with the structural reforms, and were therefore able to shift over to a financial structure compatible with our future business strategy.

The Creativity and Challenge 1000 Mid-Range Business Plan


Reform the management structure and drive innovations in management
Achieve a solid turnaround beginning in the fiscal year ended March 2007
Achieve ¥100.0 billion or more in ordinary income in the fiscal year ending March 2009

Epson Mid-Range Business Policies

1. Redefine and reinforce the business and product portfolios
2. Reorganize the electronic device businesses
3. Streamline costs
4. Reform the governance system
5. Reform the corporate culture



Review of the Fiscal Year Ended March 31, 2007

Q3. To what do you attribute the poor sales performance of small- and medium-sized LCDs, and how do you intend to increase profitability?

When we drafted the mid-range business plan, the small- and medium-sized LCD market was experiencing continuing price declines; however, we expected that sales of LCDs, especially for use in mobile phones and mobile multimedia devices, would increase. Based on this assumption, during the fiscal year under review we laid the foundation for ongoing growth and took steps to create a more solid business structure through the drastic reduction of costs. In addition, we made efforts to maintain and improve customer trust by ensuring a stable supply of high-quality Epson products. By taking a global approach to procurement we were able to steadily lower costs.

Despite these efforts, we failed to increase sales volumes and business performance was poor. There were two main reasons for this. The first reason was diluted resources. Customer demand related to such key applications as mobile phones continued to diversify in terms of product specifications. **With four LCD technologies (color STN, MD-TFD, amorphous silicon TFT, and LTPS TFT), our resources were overly diluted, and we were therefore unable to adequately respond to customer needs.** The second reason was that, **in developing new business domains, our ability to offer solutions based on our technological strengths ahead of market trends proved to be inadequate.**

Realizing the gravity of the situation, we initiated drastic structural reforms.* Specifically, **we are now taking action to more effectively respond to customer needs** by steadily implementing a structural reorganization. At the same time, in developing new business domains, **we have refined the Epson strengths of offering products with low power consumption, compact design, and high image quality and have improved our ability to create products with greater consumer appeal by drawing on our distinctive technologies.**

* Please refer to the opposite page for details of the structural reforms.

Display business abbreviations

Color STN: Color super-twisted nematic
MD-TFD: Mobile digital-thin-film diode
Amorphous silicon TFT: Amorphous silicon thin-film transistor
LTPS TFT: Low-temperature polysilicon thin-film transistor
HTPS TFT: High-temperature polysilicon thin-film transistor



Structural Reforms in the Display Business

In the fiscal year ended March 31, 2007, Epson closely examined the key issues facing the display business, considered the future direction of each of its LCD technologies, and set about implementing structural reforms.

■ Future Direction of Each Technology

All color STN operations will be moved offshore, and MD-TFD operations, in which Epson is reaching the limits of its scope to cut costs, will be terminated. Going forward, Epson will concentrate its resources on two technologies, amorphous silicon TFT and LTPS TFT, for which demand is expected to rise.

Future Direction of Each Technology

Color STN — Complete offshore transfer of operations
- ■ Maintain the scale of business at past volumes for mobile phones. Focus on developing other applications.
- ■ Transfer all operations offshore and streamline management.

MD-TFD — Terminate operations in the current fiscal year
- ■ Continue with steps to terminate operations.

Amorphous silicon TFT — Concentrate resources and respond to customer needs
- ■ Improve response to customer needs in existing domains. Respond to new business domains by introducing distinctive technologies.
- ■ Extensive use of common components from the product planning stage. Further lower procurement costs and boost profitability.

LTPS TFT
- ■ Continue to exploit new business domains with products that provide low power consumption, compact design, and high image quality.

■ Operational Restructuring

1. Improving development, design, manufacturing, and other capabilities
   In response to customer demand for improved quality, costs, and delivery times. Epson is improving its development, design, and marketing capabilities, leveraging the advanced manufacturing technologies employed in its MD-TFD business, and continuously enhancing its manufacturing efficiency.

2. Reviewing manufacturing systems
   Small- and medium-sized LCDs are produced in Japan (Nagano, Gifu, and Tottori prefectures), China, and the Philippines. Following a review of the direction that each technology is taking, Epson will determine the best possible sites for production based on scale of operations, and reorganize and integrate production lines accordingly.

3. Transferring personnel to growth areas within the Group
   Following the termination of the MD-TFD business, Epson will concentrate its resources on amorphous silicon TFT and LTPS TFT technologies and transfer personnel to promising future areas of growth within the Epson Group.

4. Standardizing platforms and promoting the use of common components
   Moving forward, to further lower parts procurement costs, Epson will standardize platforms and components and reduce variable costs.



Q4. What is the position of the display business within Epson now?

It's true to say that we've started to rebuild our display business by implementing structural reforms.

However, I am proud to say that we still have some of the most advanced technologies and are one of the most stable suppliers in the industry, both of which serve as inherent strengths. Now, with lower fixed costs, and after the steady implementation of structural reforms, I believe this business will have the potential to once again contribute to Epson's bottom line.

As a result, displays remain an important business for Epson, and we are making every effort to rebuild.

Q5. How are the current structural reforms different from those that were carried out in the fiscal year ended March 31, 2006?

The previous reforms were aimed primarily at the semiconductor business. These reforms involved the consolidation and integration of production sites and the reorganization of production lines. In the display business, the only reforms we made involved booking impairment losses to reduce fixed costs in the MD-TFD business, which we expected to face severe profitability issues.

The current reforms are primarily aimed at the display business but will be drastic as the measures involve reviewing the future technological direction. In the fiscal year under review, we highlighted the problem of our resources being overly diluted due to operations being spread over four technologies and our subsequent shortcomings with regard to responsiveness to customer needs. Epson thoroughly examined this issue and began making reforms, which led to our booking business restructuring expenses. This, in turn, enabled us to lower fixed costs and, consequently, to take the initial steps **toward rebuilding the business.**

Expected Display Business Improvements in 2008 and Beyond

Overall impact of impairment losses: ¥40.6 billion*

(Billions of yen)

Years ending March 31	2008	2009	2010	Total
Decline in fixed costs	¥11.3	¥6.9	¥3.3	¥21.5

Value of profitability improvements driven by structural reforms

→

Small- and medium-sized display business
2008: Improvement in profitability
2009 onwards: Return to the black

* Figures based on the forecast announced at the same time as the display business structural reforms in March 2007

Q6. Next, could you tell us about the inkjet printer business? Earnings improved in the previous fiscal year, but won't lower printer volumes have an impact on future consumables sales?

We strategically reduced the number of inkjet printers sold, **mostly cutting models that generate low print volume.** Therefore, **I don't expect the changes to have a major impact on future consumables sales.** Nevertheless, because some regions have found that the cut in the number of printers offered caused a greater than anticipated drop in sales, I feel that we need to increase our presence and visibility in the market if we are to grow sales in the future. Therefore, **in the current fiscal year, we will implement measures not only to increase profitability but to expand sales of both printers and ink cartridges in anticipation of medium-term growth.** While doing this, we will exercise strict control to ensure there is no significant impact on profitability.

Q7. Could you give us some specific examples of the actions you took to streamline costs?

We implemented reforms to **reduce fixed costs with a focus on creating a leaner business structure through efforts that included the consolidation of production sites and workforce reductions.** In addition, we are taking steps to **lower variable costs related to every area, from procurement to distribution, quality issues, and service support.**

In the inkjet printer business, for example, we have standardized and reviewed product functions from the planning stage and have put systems in place that enable us to continuously lower procurement costs through the use of common platforms and components.

In the display business, we are making positive strides in our response to costs thanks to our global procurement approach and other factors. As part of our reforms we reduced the number of LCD technologies that we offer, and we expect this to result in improved plant utilization.



Achieving the Mid-Range Business Plan

Q8. Tell us about Epson's business strategy for the fiscal year ending March 31, 2008, the second year of the mid-range business plan.

In the current fiscal year, the second year of the plan, we will implement specific measures aimed at generating future sales and profit growth.

In inkjet printers, Epson will continue to implement the same measures to increase profitability that were successful in the first year of the plan and **will expand sales of both printers and ink cartridges in anticipation of medium-term growth.** In addition to this, we will leverage our strength in Micro Piezo technology, a core Epson technology, and **bolster our efforts at entering the market for printers used in business and industry,** which we will develop as a foundation for future earnings growth.

In the display business, our first course of action will be to **implement our restructuring plans at a rapid and steady pace.** Furthermore, while ensuring stable sales volumes of LCDs for mobile phones, the current mainstay application of these components, Epson will explore new high-growth potential business domains that leverage its technological strengths in such areas as high-end smart phones, PDAs and mobile multimedia devices.

In addition to these efforts, we intend to maintain a continuous high earnings level in businesses that contribute to the bottom line through their stable operation. This will, in turn, support the revenue base of the entire Group.

The first of these is business systems, including serial impact dot matrix (SIDM) printers, point-of-sale (POS) system-related products, etc. In this business, we will make concerted efforts, both in existing highly profitable business areas and in such new high-growth business domains as coupon printers.

In 3LCD projectors, our goal is to achieve a sales volume increase that surpasses the rate of market expansion by launching competitive new products for the growing business and educational markets as well as for use in home entertainment.

Direction of the Inkjet Printer Business

Year	Positioning	Direction
2007	Positioned as a year to build corporate stamina; profit-driven marketing strategy	**Improved profitability driven by cost cutting and structural improvements**
2008	Maximize medium-term profitability by driving volume growth in hardware and ink cartridges	**Build on the structural improvements of 2007 to boost sales of printers and ink cartridges**
2009 onwards	Further reinforce and expand efforts in business and industrial domains	**Develop distinctive, market-leading products**

In quartz devices, the Company will take clearly defined steps to respond to market growth in not only such existing business areas as mobile phones, PCs, and digital cameras but also in digital home electronics.

These measures will **secure profit growth in the current fiscal year and ensure that the foundations are laid for sales and profit growth well into the future.**

Q9. What do you consider as priorities in achieving the mid-range business plan targets?

As I mentioned previously, the first priority is **the rapid restructuring of the display business.** As we now have a clear picture of what issues need to be addressed, we will restructure rapidly yet steadily with the goal of boosting profitability.

Our second priority is to raise Epson's profile in the **markets for such finished products as inkjet printers and 3LCD projectors.** By carefully tailoring our sales strategies to the characteristics of each market, we are aiming to expand market share and raise awareness of our brand.

Our third and final priority is to **incubate new businesses to be future growth drivers for Epson.** As this is expected to take time, we will divide our efforts over the short, medium, and long terms.

Q10. What do you see as growth drivers for Epson over the next three to five years?

In inkjet printers, the key is to **develop new business and industry domains.**

In displays, **we need to explore such new applications as high-end smart phones, PDAs, and mobile multimedia devices.** In next-generation mobile devices, we must go beyond merely offering display devices and offer interactive functionality. The Company is concentrating its resources so as to bring to market new displays, an area where we are renowned for innovation.

In conjunction with these efforts, as I previously stated, **Epson must incubate the new businesses that will become future growth drivers.**

Q11. In closing, do you have any remarks for Epson's stakeholders?

Although we have made positive steps to achieve our profitability goals and have announced some drastic reforms, we understand that we are participating in some extremely harsh market environments. The next fiscal year will not be an easy one. However, I believe that by steadfastly driving reforms forward we can accomplish our goals. Epson's management and employees are deeply committed to achieving these goals and to creating exciting new products that will sustain our business in the years to come. I thank you for your support and understanding.

Developing Inkjet Printers for Business and Industry



In addition to focusing on its mainstay inkjet printers for the home, Epson is now intensifying its efforts in new business and industry domains. Micro Piezo technology is the key element of Epson's inkjet printers.

Micro Piezo Technology Features

Inkjet printers print by firing miniscule droplets of ink onto paper and other print media. Methods for firing ink droplets can be broadly divided into two categories. In the piezo method, ink droplets are propelled by the force generated by the change in the shape of the piezo element. In the thermal method, a heater boils the ink, which is then propelled by the force of the bubbles of air thus generated. Epson has adopted the piezo method.

The critical difference between Epson's inkjet printers and those of competitors is that Epson's inkjet print head (hereinafter, Micro Piezo print head) incorporates the Company's proprietary Micro Piezo technology, which maximizes the positive aspects of the piezo method. The Micro Piezo print head offers the following features:

Precise control of ink droplets

Because the technology allows for the precise control of ink droplet size and where the ink droplet lands, it enables both high-resolution and high-speed printing while using fewer nozzles than thermal and other methods.

Compatibility with a wide variety of inks

Because the ink is fired by the generation of pressure, it is not burdened by the extensive restrictions on ink composition that hamper the heat-based thermal method. Micro Piezo technology makes it possible to control not only Epson's proprietary water-based pigment ink, which features superior water and weather resistance, but also a wide variety of other inks.

High durability

Because no heat is used, the Micro Piezo print head is highly durable.

Because of these features, Micro Piezo technology opens the door to applications beyond home photo printing and into the arts, business, and industry.

Piezo Method

Pressure propels ink


Flexible selection of ink
High durability
Easy to control

Thermal Method

Air bubbles propel ink


Hard to control
Low durability due to alternating heating and cooling
Low flexibility in selection of ink

Micro Piezo Technology

Epson's proprietary Micro Piezo technology maximizes the positive aspects of the piezo method. Micro Piezo print heads incorporating this technology offer:


Micro Piezo print head

Can be used in a wide range of applications from consumer (general home use) to industrial

Precise control of ink droplets | **Compatibility with a wide variety of inks** | **High durability**

Growth in Business Domains: An example of how technological advantages are leveraged to fortify and expand business domains

Micro Piezo technology is highly rated for its high-resolution and high-speed printing, the flexibility it allows in the selection of ink, and its extremely durable inkjet print heads. It is being adopted by a wide range of companies in such fields as photofinishing, miniature photo lab systems, the printing of signs for external use, and digital printing. Looking ahead, Epson's goal is not only to be a supplier of this technology but to propose new business ideas and business models based on this technology to its partners.* Moreover, by applying Micro Piezo technology features to other Epson brand products, Epson will develop inkjet printers and miniature photo lab printers for business use as well as other products that closely meet its customers' business needs.

* Companies to which Epson is supplying core components of Micro Piezo technology, such as the print head and ink.

Commercial Application of the Epson Brand

Crystario EasyLab (Japan only)

The miniature inkjet photo lab printer for business use is capable of handling a wide range of printing jobs, including postcard and poster printing with the addition of optional equipment. It also supports home printing applications and professional retail printing needs.


Low cost
Small footprint
Easy maintenance
Reduced environmental impact

Lowers the cost of professional photograph printing, provides high-resolution output and supports the diversification of business

Growth in Industrial Domains: An example of an industrial application and possibilities for future expansion into new applications

Epson is looking to expand into totally innovative new applications. Leveraging its advantages, including the ability to fire a wide selection of liquids and its high durability, Micro Piezo technology is already being incorporated in manufacturing technology for textiles and color filters for large-screen LCD TVs. This new technology exerts comparatively less impact on the environment while offering increased production speed and cost-competitiveness. Epson is working to expand the technological applications into a variety of manufacturing processes.

Application in the Manufacturing of Color Filters for Large-Screen LCD TVs

Large Inkjet Device

The application of Micro Piezo technology to the manufacture of color filters for large-screen LCD TVs eliminates the need for three-step (RGB) photolithography. This greatly reduces the number of processing steps, which translates to material and energy savings.


Diagram
Successful application of Micro Piezo technology
Color filter for large-screen LCD TV
Unloading device
Printing device
Inkjet print head
Glass wafer
Divided into six sections

Epson at a Glance

Proportion of Consolidated Net Sales* (Year ended March 31, 2007)	Segment Net Sales (Billions of yen) For the years ended March 31	Operating Income (Loss) (Billions of yen) For the years ended March 31

Information-Related Equipment


62.0%


902.2 915.9 920.4 946.0 976.4 916.3
2002 2003 2004 2005 2006 2007


58.8 80.4 45.9 61.6 45.0 84.2
2002 2003 2004 2005 2006 2007

Electronic Devices


30.1%


312.1 354.3 441.2 482.6 527.0 444.7
2002 2003 2004 2005 2006 2007


-22.4 -28.0 40.6 32.6 -9.8 -26.1
2002 2003 2004 2005 2006 2007

Precision Products


5.9%


78.2 79.7 81.1 81.1 85.8 87.7
2002 2003 2004 2005 2006 2007


-4.1 0.6 2.8 2.4 2.4 3.6
2002 2003 2004 2005 2006 2007

Other


2.0%


25.8 26.3 29.5 34.5 33.0 30.3
2002 2003 2004 2005 2006 2007


-10.5 -3.7 -12.0 -13.0 -12.8 -12.2
2002 2003 2004 2005 2006 2007

* The proportion of consolidated net sales is calculated exclusive of eliminations and corporate charges.

Main Businesses	Major New Products and Developments
• Printer business (inkjet printers, laser printers, SIDM printers, large-format printers and related supplies, color image scanners, mini-printers, POS systems and related products, and other products) • Visual instruments business (3LCD projectors, LCD monitors, label writers, and other products) • Others (PCs and other products)	• In the printer business, following further enhancement to its color processing* technology, Epson launched inkjet printers equipped with a next-generation image-processing engine that makes possible the rapid production of beautiful color prints. • In visual instruments, Epson released in some regions a new home projector with an integrated DVD player and speaker system as well as PC connectivity that has garnered favorable market reviews. * Some Epson inkjet printers offer high-quality photo printing featuring a process that brings together photographic paper, for a beautiful finish, with backlighting and color blurring to enhance the contrast between the subject of the photograph and the background as well as a new image-processing technology with built-in auto-correction that prints in natural lifelike colors using archival-quality ink technology.
• Display business (small- and medium-sized LCDs, HTPS TFT LCDs for 3LCD projectors, and other products) • Semiconductor business (CMOS LSIs and other products) • Quartz device business (crystal units, crystal oscillators, optical devices, and other products)	• In the display business, Epson Imaging Devices Corporation developed high-definition LCDs equipped with Photo Fine Vistarich wide viewing angle technology. • In quartz devices, as one of its next-generation mainstay products, Epson Toyocom Corporation commercialized the FC-12M, an ultra-compact SMD-type* tuning fork crystal unit that will help bring about the further miniaturization of mobile devices. * SMD-type: The generic term for a PCB surface-mounted-type package. SMD is the abbreviation for surface-mounted device.
• Watch business (watches, watch movements, and other products) • Optical device business (plastic corrective lenses and other products) • Factory automation products business (horizontally-articulated robots, vertically-articulated robots, IC handlers, industrial-use inkjet equipment, and other products)	• In optical devices, Epson developed a highly durable film for plastic corrective lenses in collaboration with Matsushita Electric Works, Ltd. • In factory automation (FA) products, Epson launched its dramatically smaller industrial robot controllers boasting new added functions and next-generation standard platform handlers. It also developed inkjet equipment for manufacturing color filters used with eighth-generation glass wafers for LCDs and began the volume production of color filters destined for large-screen LCD TVs.
• Business incubation projects • Intra-Group service business and others  Epson Innovation Center	• Among its business incubation projects, Epson is developing a variety of businesses with commercial potential and is engaged in a number of promising R&D projects. The Epson Innovation Center, a new R&D site for next-generation information-related equipment, began full-scale operations from April 2006. • In intra-Group services, Epson subsidiaries offer a wide range of services for the Epson Group.

Outline of Epson's Businesses and Related Growth Strategies
Information-Related Equipment Segment



Epson Stylus Photo RX560
(multifunction inkjet printer)

Epson EMP-TWD3
(home projector with built-in DVD player and speakers)

The Information-Related Equipment Segment primarily comprises the printer and visual instruments businesses. In the fiscal year ended March 31, 2007, net sales in this segment amounted to ¥916.3 billion (down 6.2% year on year) and operating income came in at ¥84.2 billion (up 87.1% year on year).

(Billions of yen)

	Years ended March 31		
	2005	2006	**2007**
Net sales	¥946.0	¥976.4	**¥916.3**
Operating expenses	884.4	931.4	**832.1**
Operating income	61.6	45.0	**84.2**
Identifiable assets	373.2	384.1	**376.8**
Depreciation and amortization	30.5	29.7	**30.6**
Capital expenditures	26.2	32.4	**38.7**

Breakdown of Information-Related Equipment Segment Net Sales (Year ended March 31, 2007)



12%
3%
85%
Printer Business
Visual Instruments Business
Others
Breakdown of Printer Business Sales
(Year ended March 31, 2007)
Inkjet printers......62%
Laser printers......14%
Business systems......19%
Scanners and others......5%

Printer Business

Inkjet printers

The inkjet printer business is Epson's largest business on a revenue basis. Employing its proprietary Micro Piezo technology in its products, Epson continues to lead the market in photo-quality inkjet printers.

With the exception of Asia, sales volumes of inkjet printers in the period under review were down in all regions. The market situation remained severe as competitors claimed market share by launching new low-priced models and rolled out aggressive sales campaigns. The trend towards multifunction printers (all-in-ones) with scanner and copier functions also persisted. Against this background, Epson continued to pursue a policy of concentrating its sales efforts on profitable models with high print volumes.



Epson Stylus Pro 7800
(professional and commercial use inkjet printer)

Going forward, Epson will continue to carefully analyze the needs of customers in individual markets and regions and will develop products and applications that meet these needs while best utilizing the advantages of Micro Piezo technology. Building on the base it has built in the professional and advanced amateur market with its large-format printers as well as the business-use market, Epson will ramp up its sales efforts in the business and industrial segments, which can be expected to generate demand for models with high print volumes.

Details regarding Epson's inkjet printer business and Micro Piezo technology can be found in "An Interview with the President: Approaching the Second Year of the Creativity and Challenge 1000 Mid-Range Business Plan" and "Developing Inkjet Printers for Business and Industry" on pages 6 through 15 of this report.

Inkjet Printer Market Trends (Million units)


100
80
60
40
20
0
2006
2007
2008 (estimate)
2009 (estimate)
2010 (estimate)
Years ended/ing March 31

■ Small photo printers*
□ Single-function printers (including A3 printers)
▨ Multifunction printers

*Small photo printers include dye sublimation thermal transfer printers.
Source: Based on data compiled by Seiko Epson Corporation

Laser printers

Laser printers are employed in business situations ranging from SOHO enterprises to large offices requiring printers with high-speed networking capability. Recent laser printer market trends include increasing demand for color and high-speed printing, and for multifunction models with scanner, copier, and fax functionality for smaller businesses and work groups. The market environment, however, remains severe due to such factors as ongoing price erosion.

During the period under review, Epson followed a strategy similar to that used for its inkjet printers, implementing a marketing program that emphasized profitability and concentrating on sales of models expected to generate high print volumes.

Epson believes that laser printers are an extremely important market. It hopes to use the technical knowledge and sales channels it has developed with laser printers to boost sales of such products as inkjet printers and 3LCD projectors and to further extend its penetration into the expanding market for other products aimed at the business segment. This is why, in the fiscal year ending March 2008, Epson will seek to further bolster the profitability of this business by emphasizing the strengths of its products and by rolling out sales of high-print-volume models in strategic countries and regions.



Epson AcuLaser CX11NF
(multifunction laser printer)

* The names and specifications of products mentioned in this section may vary among markets.

Business systems

Business systems comprise products in the POS and SIDM printer product categories.

POS system products are used in a wide variety of enterprises, including the retail, banking, and service industries. Epson's extensive product lineup includes mini-printers for receipts and labels, intelligent terminals (PC-based POS systems with touchscreens), printing mechanisms (sold on an OEM basis to other manufacturers), and consumables. In addition to product sales, Epson offers unique solutions tailored carefully to customer needs. In the period under review, Epson successfully proposed a number of new printer models, including units with a color coupon printing function for Catalina Marketing Corporation, and these printers are now being rolled out to stores.

SIDM printers, which use ribbons, are often used in business situations requiring multiple copies of documents. Boasting a significant market share worldwide, Epson's SIDM printers are well-known for their reliability and low running costs, and enjoy strong demand in such countries and regions as China, Eastern Europe, Latin America, and Southeast Asia.

Epson will continue its efforts to expand sales and generate demand by adapting rapidly to market changes and proactively proposing solutions to its clients.

Example of New POS System Product Solution (Catalina Marketing Corporation)



Catalina Marketing's Business Model
Part of a POS system, Checkout Coupon® is a targeted marketing solution developed by Catalina Marketing Corporation. The system directly prompts consumers at the point of sales, stimulating them to buy.
Checkout Coupon© System
Dispenses a customized coupon for each purchase
Alters future consumer buying behavior at the POS
Results verified through the analysis of product and purchasing data associated with the coupon
Issues that Arise when Printing a Conventional Colored Checkout Coupon
Large printer size
Slower printing speed
slow
Micro Piezo Technology Resolves the Issues
CMC-6 Color Printer
■Simple structure makes miniaturization easy
■High-quality printing capacity, fast output
The above characteristics leverage the features of Micro Piezo technology
Same size as monochrome printer
Prints at high speed: 100 mm per second
fast
Contributes to the expansion of Catalina Marketing's business opportunities

Visual Instruments Business

3LCD projectors

The market for 3LCD projectors for business use has spread beyond traditional applications and is now expanding into the educational use market in many countries and regions. Boosted by the emergence of high-definition models boasting exceptional picture quality, the market for home projectors is also expected to grow.

In the period under review, Epson was able to beat its competitors to market with the launch of attractive products that matched customer needs. Making use of its acclaimed 3LCD technology, Epson was able to expand sales at a rate over and above the rate of market growth and maintain world-leading market share.

In the fiscal year ending March 2008, business and home projector sales volumes are expected to grow by 15% and 20%, respectively. Going forward, Epson will develop competitive products tailored to specific regions and applications and will seek to improve customer satisfaction by boosting image quality and product durability as well as by strengthening its service and support network.

Projector Market Trends (Thousand units)


7,500
6,000
4,500
3,000
1,500
0
2006
2007
2008 (estimate)
2009 (estimate)
2010 (estimate)
Years ended/ing March 31
Home projectors
Business projectors

Source: Based on data compiled by Seiko Epson Corporation

Epson's 3LCD Projection Technology

3LCD is a projection technology in which white light from a light source is first divided into its three component colors of red (R), green (G), and blue (B). Each light is then passed through a dedicated HTPS TFT LCD, which acts as a light shutter. 3LCD projectors have the following characteristics:

■ **Low power consumption and bright images**
With 3LCD, the red (R), green (G), and blue (B) component colors are projected constantly, allowing for bright, clear color images. The environmental burden is reduced as 3LCD technology ensures bright images are projected efficiently with low power consumption.

■ **Easy on the eyes**
3LCD technology enables the accurate depiction of the component colors on each dot on the screen. Smooth gradations and the more natural reproduction of colors mean that images are easy on the eyes.



Epson EMP-X5
(mobile business projector)



Epson EMP-1815
(mobile business projector)



Epson EMP-TW1000
(high-definition home projector)

Electronic Devices Segment



Direct-view 7.1-inch full-high-definition LTPS LCD

FC-12M (tuning fork crystal unit)

The Electronic Devices Segment primarily comprises the display, semiconductor, and quartz device businesses. In the fiscal year ended March 31, 2007, this segment recorded net sales amounting to ¥444.7 billion (down 15.6% year on year) and an operating loss of ¥26.1 billion (versus a loss of ¥9.8 billion in the previous fiscal year).

(Billions of yen)

	Years ended March 31		
	2005	2006	**2007**
Net sales	¥482.6	¥527.0	**¥444.7**
Operating expenses	444.0	536.8	**470.8**
Operating income (loss)	38.6	(9.8)	**(26.1)**
Identifiable assets	468.6	414.1	**356.3**
Depreciation and amortization	54.7	59.7	**42.2**
Capital expenditures	109.2	60.6	**33.0**

Breakdown of Electronic Devices Segment Net Sales
(Year ended March 31, 2007)


21%
20%
59%

- Display Business
- Semiconductor Business
- Quartz Device Business

Breakdown of Display Business Sales
(Year ended March 31, 2007)



- Color STN 15%
- MD-TFD 25%
- Amorphous-silicon TFT... 37%
- LTPS TFT 7%
- HTPS TFT 16%

Display Business

Small- and medium-sized LCDs

Epson's small- and medium-sized display business comes under the auspices of Epson Imaging Devices Corporation.* Epson LCDs have an especially high market share in mobile phones and are also used in such products as digital cameras and PDAs as well as in automotive applications.

Demand for mobile phone handset displays grew in the period under review, especially in emerging markets. However, Epson failed to secure its planned number of orders and, in particular, failed to achieve its planned sales volume with regard to new, non-handset applications. As a result, Epson recorded a significant operating loss on this business in the fiscal year ended March 2007. We reacted to this situation by announcing a series of far-reaching structural reforms, including the consolidation of all color STN operations to locations outside Japan and the termination of our MD-TFD operations during the fiscal year ending March 31, 2008.

Price erosion in the small- and medium-sized display business is forecasted to continue. Despite this situation, exchanges of information by mobile terminal will increase in frequency, and demand for equipment

Details regarding Epson's small- and medium-sized display business and structural reforms can be found in "An Interview with the President: Approaching the Second Year of the Creativity and Challenge 1000 Mid-Range Business Plan" on pages 6 through 13 of this report.

* In December 2006, this company's predecessor, a joint venture with Sanyo Electric Co., Ltd., was dissolved and Epson Imaging Devices Corporation became a wholly owned subsidiary.

such as mobile phones, PDAs, and displays for automotive applications is expected to grow significantly.

Epson will continue to refine its traditional technological strengths related to low power consumption, compact design, and high image quality, and will offer products with distinct technical advantages over the competition. Focusing on meeting growing demand, the Company is aiming to bring about a rapid turnaround in its small- and medium-sized display business.

Mobile Phone LCD Market Trends (Million units)


1,500
1,200
900
600
300
0
2006
2007
2008 (estimate)
2009 (estimate)
2010 (estimate)
Years ended/ing March 31
Passive matrix LCDs (monochrome)
Passive matrix LCDs (color)
Active matrix LCDs (color)

Source: Based on data compiled by Seiko Epson Corporation

High-temperature polysilicon TFT LCDs

High-temperature polysilicon (HTPS) TFT LCDs are the core devices used in 3LCD projection products. Using original and advanced liquid crystal and aperture ratio technologies, Epson's HTPS TFT LCDs are characterized by superb images that are bright, natural, and easy on the eyes. HTPS technology is used in such finished products as 3LCD projectors, large-screen LCD projection TVs, and mini-photo labs produced by Epson and other manufacturers.

Epson will continue to develop HTPS technologies for application in finished products in growing markets and offer a wide lineup that closely meets customer needs.


Front
Back

True-HD-ready (1080p) 0.7-inch HTPS panel


Mobile Phones / Mobile Information Terminals
2.2-inch amorphous silicon TFT LCD module (Photo Fine Vistarich)
2.8-inch LTPS TFT LCD module (Photo Fine Chromarich)
Digital Cameras / Video Cameras
3.0-inch LTPS TFT LCD module (Photo Fine Vistarich)
2.5-inch LTPS TFT LCD module
Car Electronics
7.0-inch amorphous silicon TFT LCD module
LCD module with Photo Fine Vistarich technology
New Markets (printers, viewers, etc.)
3.5-inch LTPS TFT LCD module (Photo Fine Chromarich)
2.5-inch LTPS TFT LCD module

Semiconductor Business

In addition to the semiconductor business structural reforms announced in March 2006, in the period under review, Epson completed the transfer of the business assets of subsidiary Yasu Semiconductor Corporation to the Omron Group. As part of its plan to switch to a business structure with stable plant utilization, the Company concluded a strategic cooperative business agreement with Maxim Integrated Products, Inc.

Epson's semiconductor business is now in the process of transferring to a new business structure from its traditional focus on display systems for mobile phones. In addition to taking advantage of its strengths in low-leak and eco-power algorithms, the Company will base its business around analog/digital ICs that utilize its portfolio of intellectual property in low-power-consumption analog technology.

Going forward, Epson's semiconductor business intends to secure sales by dedicating itself to creating products that closely match customer needs and to generate steady profits by providing technical support to other Epson businesses.

Quartz Device Business

Quartz devices are used for the clock functions of a wide range of electronic equipment for both consumer and industrial use. In October 2005, Epson merged its quartz device business with Toyo Communication Equipment Co., Ltd., to form Epson Toyocom Corporation.

Epson Toyocom's plan is to offer a wide range of product solutions based on its 3D strategy. This will be achieved by expanding sales of its three core product lines—timing devices that provide clock functions in electronic equipment, sensing devices that take advantage of the characteristics of quartz, and optical devices—and combining these products to offer comprehensive solutions. Utilizing its proprietary Quartz Micro Electro Mechanical Systems (QMEMS*) technology, Epson Toyocom also seeks to become a world leader amid increasing demand for electronic devices that are ever more compact and accurate.

In August 2006, Epson Toyocom expanded facilities at its Miyazaki Plant to answer increasing demand for clock functions for mobile communications equipment and other products. New plants will be added in Thailand and in Wuxi, China, in the fiscal year ending March 31, 2008.

* QMEMS is a combination of "Quartz," a crystalline material with such characteristics as high stability and high precision, and "MEMS" (Micro Electro Mechanical Systems). QMEMS quartz devices are created using quartz material instead of the semiconductors usually used in MEMS. Epson Toyocom performs precision microfabrication on the quartz material to offer high performance in a compact package.

Epson Toyocom's Business Strategy

Becoming the World Leader in Quartz

3D Strategy — We will create world-leading crystal devices by cultivating and combining our core technologies of timing devices, optical devices, and sensing devices.



Modularization
Timing Devices
Optical Devices
Sensing Devices
Higher added value (Vertical development)
Higher added value (Horizontal development)

Timing Devices
These electrical devices keep the correct time and provide the critical timing (or "clock") necessary for high-speed data transmission.
(For example, crystal units, crystal oscillators)

Optical Devices
These devices are used primarily as optical filters for image correction in digital cameras and in optical pickups in DVD drives.
(For example, optical low-pass filters)

Sensing Devices
These devices convert quantifiable physical phenomenon (angular velocity, temperature, pressure, etc.) into electrical signals.
(For example, gyro-sensors, heat sensors)

Precision Products Segment



Credor Spring Drive Sonnerie GBLQ998

RC170 (factory automation robot controller)

The Precision Products Segment primarily comprises the watch, optical device and factory automation products businesses. In the fiscal year ended March 31, 2007, net sales in this segment amounted to ¥87.7 billion (up 2.3% year on year) and operating income was ¥3.6 billion (up 52.1% year on year).

(Billions of yen)

	Years ended March 31		
	2005	2006	**2007**
Net sales	¥81.1	¥85.8	**¥87.7**
Operating expenses	78.7	83.4	**84.1**
Operating income	2.4	2.4	**3.6**
Identifiable assets	50.4	57.9	**60.4**
Depreciation and amortization	3.9	4.1	**3.5**
Capital expenditures	4.9	4.5	**4.7**

Watch Business

Epson's roots lie in the manufacture of mechanical watches and, subsequently, the development of timing devices for the 1964 Tokyo Olympics. Precision and microfabrication technologies developed in the watch business are the source for many of the technologies employed in the Company's other businesses. At present, Epson's watch business is built around the three pillars of Spring Drive, solar radio wave, and kinetic technologies. We manufacture mid-range and high-end wristwatches sold under the Seiko brand name, and develop and manufacture watch movements. Going forward, Epson will propose new lifestyle choices by developing high-value-added, next-generation watches incorporating original technologies.

Optical Device Business

Epson manufactures single-focus lenses for general-purpose eyesight correction, and progressive addition lenses used for the multifocals worn by many senior citizens. With progressive addition lenses, Epson used its original backside progression technology and revolutionary ultra-durable surface technology to dramatically reduce the effect of objects being distorted when viewed. The resulting products are both highly usable and durable. Epson will continue to introduce strategic products and will work to improve manufacturing efficiency.

Comparison of Conventional Coatings and SEIKO ORGATECH

(After exposure to a temperature of 85°C for 10 minutes)



Conventional product — SEIKO ORGATECH

Factory Automation Products Business

Epson's factory automation business comprises such semiconductor manufacturing equipment as IC handlers, industrial robots, and the new industrial inkjet equipment business. Epson aims to strengthen its lineup of IC handlers and industrial robots and take advantage of the merits of its proprietary Micro Piezo technology to expand its industrial inkjet equipment business.

Corporate Governance

Corporate governance at Epson is based upon a commitment to sustaining trust-based management by providing a highly transparent form of management that benefits all stakeholders with the aim of increasing corporate value, strengthening management oversight, and complying with ethical standards of corporate conduct.

Management System

Epson currently maintains a board of directors and a board of statutory auditors. To ensure the steady execution of the Creativity and Challenge 1000 mid-range business plan introduced in March 2006, Epson reevaluated its management structure and, in June 2006, reorganized it as below.

1. Reduced the maximum number of members permitted on its board of directors (from 25 to 10)
2. Reduced the renewable term of office for directors (from two years to one year)
3. Adopted an executive officer system
4. Discontinued the retirement benefit system for directors and statutory auditors and adopted a remuneration system linked to the Company's share price

The board of directors is thus composed of a maximum of ten members and convenes once every month or as needed. Epson has established the Nomination Committee for establishing selection criteria for directors and screening candidates and the Compensation Committee for defining appropriate remuneration systems and the amounts of director remuneration. Upon deliberation of these matters, the committees then present their conclusions to the board of directors. While Epson has not yet adopted a system involving outside directors, it is continually investigating such systems as it searches for ways to further improve corporate governance.

To ensure the greater independence and transparency of audits, Epson has assigned three outside statutory auditors to its five-member board of statutory auditors. In addition to requiring that auditors attend and express opinions at board meetings, Epson is implementing the following measures to increase the effectiveness of audits. Statutory auditors must:

- Attend Corporate Strategy Council sessions, corporate management meetings, and other important business meetings.
- Conduct periodic reviews of important documents related to management decisions.
- Hold regularly scheduled meetings with the internal Audit Office and the independent public accountant.
- Hold regularly scheduled meetings with representative directors to ensure awareness of business operations.

In addition, Epson established the Audit Staff Office to assist statutory auditors in the execution of their duties, thereby making audits more effective, and leaving no doubt as to the independence of the audits.

Epson has further established an internal compliance system to guard against potential legal and internal regulatory violations in the operations of any of its departments, as well as an internal Audit Office that reports directly to the president the results of routine internal audits, including those conducted at Epson subsidiaries. The Audit Office evaluates the effectiveness of the governance process and requests improvements where needed.



Toshihiko Kishiro
Standing Statutory Auditor

Message from a Standing Statutory Auditor

Epson has a five-member board of statutory auditors composed of two standing statutory auditors and three outside statutory auditors.

Statutory auditors attend and express opinions at important internal business meetings, such as board meetings, review documents relating to important decisions, and communicate with directors, the internal Audit Office and other Epson employees. Moreover, we make every effort to maintain an accurate picture of Epson's business status by visiting, whenever possible, Epson offices and plants, and through information exchanges with executives and other managers. We also actively exchange views at regularly scheduled board of statutory auditor meetings to ensure the efficacy of audits. Through these actions we contribute to enhancing Epson's corporate value.

Epson has not yet adopted any measures to protect itself against buyouts. In light of the Corporate Law and other related regulations, as well as capital market valuations, Epson is continuing to weigh the pros and cons of adopting such measures.

Director Remuneration

The following table shows the totals of remuneration and retirement benefits for directors and statutory auditors of the Company in the fiscal year ended March 31, 2007.

Category	Number of Individuals	Remuneration Received (Millions of yen)
Directors	10	¥475
Statutory Auditors (Outside statutory auditors among all statutory auditors)	5 (3)	109 (54)
Total	15	¥584

Notes:
1. Remuneration paid to directors does not include remuneration paid to personnel who hold the position of director as an additional post.
2. A resolution of the general meeting of shareholders in June 2001 established the maximum amount of remuneration at ¥70 million per month for directors and at ¥12 million per month for statutory auditors.
3. Director bonuses were not paid in the fiscal year ended March 31, 2007.
4. In addition to the above, a resolution of the general meeting of shareholders in June 2006 established benefits for retiring directors as follows:
   Seven retiring directors: ¥908 million in total to be paid
5. The above totals do not include remuneration paid to the seven directors who retired in the course of the year under review.

Internal Control System Improvements

1. Business Execution System

Epson is instituting a system that will ensure the efficient execution of business. To that end, Epson has established regulations governing each job function, the division of operational duties, and the management of affiliated companies while distributing power and authority across the entire Group. Affiliated companies in particular must report or receive prior approval from the parent company of changes in management regulations. Regulations at affiliates that meet certain criteria are put on the agenda for discussion at the parent company's board meetings, thereby creating a system of business oversight for the Group.

Personnel responsible for business operations must report to the board of directors on the following items at least once every three months.

- Current business performance and performance outlook
- Risk management responses
- Status of key business operations

Epson's System of Corporate Governance


General Shareholders' Meeting
Elect/Dismiss
Report
Elect/Dismiss
Submit/Report
Elect/Dismiss
Audit
Board of Directors
Report
Independent Public Accountant
Elect/Dismiss/Oversee
Report
Propose/Report
Nomination Committee
Compensation Committee
Audit
Statutory Auditors Meeting
Report
Representative Director (President)
Propose/Report
Corporate Strategy Council
Audit Office
Cooperate
Trust-Based Management Promotion Meeting
Executive Officers and Presidents of Affiliated Companies
Corporate Management Meeting
Business Operations
Audit
Audit
Business Units and Affiliates
Corporate Management Meeting
Various Strategy Councils
Audit Staff Office

2. Safeguarding and Management of Work-Related Information

The safeguarding and management of information related to business operations is carried out under regulations governing document management, management approvals and contracts, and other related regulations, with directors and statutory auditors reviewing these and other relevant documents on an ongoing basis.

3. Compliance-Based Management

Epson has established regulations on management compliance that set forth the basis for its legal compliance and has set up a compliance system. As a cornerstone in the practice of trust-based management, Epson has established principles of corporate conduct and an employee code of conduct that is based upon these principles.

In addition, the president holds overall responsibility for management's legal compliance, with heads of each business and individual department responsible for compliance with laws related to their respective consolidated businesses.

Epson has installed a legal compliance hotline and other counseling services to facilitate internal compliance-related inquiries and reporting and is implementing in-house compliance training, including web-based training, for employees.

A forum has been instituted in which issues related to management's legal compliance are discussed under the president's leadership. Standing statutory auditors also attend this forum, which allows them to corroborate the actual content of legal compliance programs.

The president periodically reports to the board of directors on compliance-related issues and formulates appropriate measures as needed.

4. Risk Management

Epson has established regulations that form the basis of its risk management system and has defined the organization, procedures, and other key elements of this system.

Epson's Compliance-Based Management System

Principles of Corporate Conduct



(Established in September 2005)
Cornerstone of trust-based management practices

Employee Code of Conduct



(Fully revised in February 2006)
Cornerstone of individual employee conduct

Various Counseling Services

- Legal compliance hotline (Audit Office)
- Counseling for victims of sexual harassment and power abuse (Human Resources Department, etc.)
- Counseling related to overwork and long working hours (Human Resources Department)
- Career counseling (Human Resources Department)
- Psychological counseling (General Affairs Department)
- Labor union counseling (Labor Union)

Trust-Based Management Promotion Meeting

Position: President's Advisory Panel
Members: President, directors, statutory auditors, Audit Office general manager, etc.
Matters discussed:
1. All issues related to trust-based management
2. Compliance-based management
3. Risk management
4. Environmental strategy, etc.

Overall responsibility for risk management resides with the president, with heads of each business and department responsible for the management of risk in their respective consolidated businesses.

Under the president's leadership, a forum has been established wherein risk management-related issues are discussed. When major risks become apparent, the president leads the entire company in mounting a swift initial response in line with Epson's prescribed crisis management program.

The president periodically reports to the board of directors on risk management issues and formulates appropriate measures to respond to these risks.

5. Audit System

Based on corporate regulations governing auditors and audit procedures, statutory auditors have the authority to conduct hearings with directors and other key personnel whenever they deem such hearings necessary.

Statutory auditors are also authorized to attend sessions of the Corporate Strategy Council, the corporate management meeting and other important business meetings. Attendance at these meetings enables the auditors to conduct audits based on the same information as directors. Statutory auditors also routinely review important documents related to management decision making.

Epson has established an Audit Staff Office with specialized personnel to assist the statutory auditors in their duties. The views of the board of statutory auditors are given a great deal of weight in the evaluation and transfer of personnel assigned to this office.

To improve the effectiveness of their audits, statutory auditors consult on a regular basis with the internal Audit Office and independent public accountants.

In addition, the holding of regularly scheduled meetings with representative directors allows statutory auditors to directly assess business operations.

Risk Management System

Risk Management Regulations

- Overall responsibility: President
- Implementation responsibility: Divisional and departmental heads
- Identify in advance risks in business areas and operational fields and take action to respond to them

Crisis Management Committee Regulations

- Overall responsibility: President
- Mobilization of comprehensive command structure when major risks become apparent
- Initially define the seven different kinds of crisis by type (crisis management program)

1. Leakage of sensitive information (including personal information)
2. Damage from natural disasters
3. Country risk
4. Criminal acts against the Company
5. Computer system crashes
6. Product liability/quality problems
7. Environmental accidents at plants


Crisis Management Program

Routine Discussion/Reporting

Trust-Based Management Promotion Meeting → Board of Directors

Responses to Crises

Year ended March 31, 2007


Action taken to prevent the spread of a new type of influenza at an overseas subsidiary


Crisis management during flooding in Nagano Prefecture (July 2006)

Returning Free Cash Flow to Shareholders (Dividend Policy)

Epson is taking steps to increase cash flow through greater management efficiency and improved profitability. On the basis of its policy of maintaining stable dividends, while taking into account its need for capital to fuel its business strategy as well as business performance and financial standing, Epson returns free cash flow to shareholders.

For the fiscal year ended March 31, 2007, Epson paid an annual dividend of ¥32 per share, an amount unchanged from the previous fiscal year and the same amount as presented in its dividend forecast. Despite recording a loss in the fiscal year ended March 31, 2007, Epson was able to secure funds to pay the publicly announced dividend thanks to an anticipated recovery in earnings as a result of the steady execution of its mid-range business plan.

Essential to the payment of dividends over the medium term is that Epson first achieve its mid-range business targets. Once these are achieved, Epson will review its dividend policy.

Communication with Shareholders and Investors

To fulfill its obligation to explain its actions to all stakeholders, Epson discloses corporate data in a timely, accurate, and proper manner. For information aimed at shareholders and investors, Epson has a dedicated Investor Relations Department, which is responsible for issuing shareholder-oriented publications, holding explanatory business presentations, and other duties. The department's goal is to promote a greater understanding of Epson's business results and management strategies to ensure that its shares are appropriately valued.

Epson discloses information about its business activities and financial standing in securities reports, consolidated financial highlights, business reports and other mandatory filings. In addition, Epson voluntarily discloses and produces a number of publications, including the *Seiko Epson Corporation Annual Report* and a newsletter for individual shareholders. Moreover, presentations and audio voiceovers of presentation materials made at earnings announcements can be easily accessed through the IR section of Epson's corporate website.

Epson actively convenes a range of presentations for shareholders and analysts. These are not limited merely to quarterly earnings presentations but include explanations of Epson's business operations. In the year under review, Epson sponsored a range of events, including an investor briefing on its business strategy for inkjet printers and an exhibition explaining Micro Piezo technology.

At the general shareholders' meeting held in June 2006, Epson placed emphasis on listening to the opinions of its shareholders. After a lively question and answer session, attendees had the opportunity to communicate directly with Epson's management team at an informal gathering hosted by directors and executive officers. Shareholders were also given the opportunity to express their opinions in a candid and forthright manner about the operation of the meeting in a questionnaire.

Going forward, Epson plans to create various opportunities to listen to and act on the opinions of its shareholders and investors.



The IR section of Epson's corporate website:
http://www.epson.co.jp/e/IR/investor_relations_index.htm

Management (As of June 28, 2007)

Board of Directors



Chairman
Saburo Kusama



Vice-Chairman
Yasuo Hattori



President
(Representative Director)
Seiji Hanaoka



Executive Vice-President
(Representative Director)
Norio Niwa



Senior Managing Director
Masayuki Morozumi



Managing Director
Yasumasa Otsuki



Managing Director
Kenji Kubota
General Administrative Manager, Management Control Division



Managing Director
Hiroshi Komatsu



Director
Minoru Usui
General Administrative Manager, Corporate Research & Development Division, and General Administrative Manager, Production Engineering & Development Division

Auditors

Standing Statutory Auditors

Toshihiko Kishiro
Masayoshi Shindo

Outside Statutory Auditors

Yoshiro Yamamoto
Tomiichi Akiyama
Tatsuhiro Ishikawa

Executive Officers

Managing Executive Officers

Torao Yajima
President, Tohoku Epson Corporation

John Lang
President, Epson America, Inc.

Executive Officers

Seiichi Hirano
President, Epson Sales Japan Corporation

Kenji Uchida
General Administrative Manager, Imaging Products Software Engineering & Development Center

Noriyuki Hama
Deputy Chief Operating Officer, Imaging Products Operations Division, and General Administrative Manager, Imaging Products Business, Management General Center

Shuji Aruga
President, Epson Imaging Devices Corporation

Masataka Kamiyanagi
General Administrative Manager, Intellectual Property Division

Noboru Ushijima
President, Epson (China) Co., Ltd.

Mitsuaki Maruyama
Vice-Chairman, Epson (China) Co., Ltd.

Toru Oguchi
Chief Operating Officer, Imaging Products Operations Division

Kazuki Ito
Managing Director, Epson Toyocom Corporation

Kaname Miyazawa
President, Epson Toyocom Corporation

Akio Mori
Chief Operating Officer, Watch Operations Division

Akihiko Sakai
General Administrative Manager, Corporate Strategy Office

Kiyofumi Koike
Chief Operating Officer, Business Products Operations Division

Environmental and Corporate Citizenship Programs

To ensure its Management Philosophy is put into practice, Epson has strengthened trust-based management in all areas. In Epson's view, corporate social responsibility (CSR) is the practice of trust-based management. Epson believes that the foundations of trust-based management lie in maintaining stakeholder trust and contributing to the building of a better society.

Environmental Policies

Because Epson has its origins in the rich natural environment along the shores of Lake Suwa in Nagano Prefecture, Japan, it believes that it has an especially important obligation to conserve the global environment in which its stakeholders live. Epson's business is based on a fundamental awareness that we as humans have an impact on the global environment, and Epson promotes environmental action under uniform standards and goals in every region of the world. This environmental approach has been codified in Epson's Environmental Philosophy and Environmental Policies. We will continue to carry out environmental management, which has as its goal the achievement of environmental and economic coexistence and a sustainable society.

Environmental Philosophy

(Established in October 1994, amended in June 1999)

Epson will integrate environmental considerations into its corporate activities and take steps to achieve high conservation standards in fulfilling its responsibilities as a good corporate citizen.

Environmental Policies

The following policies have been established under Epson's Environmental Philosophy and command full employee participation.

1. Create and provide Earth-friendly products
2. Transform all processes to reduce the environmental impact
3. Recover and recycle used products
4. Share environmental information and contribute to regional and international conservation efforts
5. Continually improve environmental management systems

Product Lifecycle and Environmental Efforts

Epson seeks to reduce its environmental impact not only in manufacturing processes but in all lifecycle processes, including parts and material procurement, product transport, at the stage of consumer use, and in the recovery and recycling of used products. Epson has prioritized the following three environmental programs as it takes tangible steps to reduce its environmental impact.

Global Warming Prevention

To contribute to the prevention of global warming, Epson has set in place policies aimed at becoming number one in the industry in the reduction of global warming emissions. Epson's focus is not only on the energy performance of its products but on measures to reduce emissions in manufacturing and transport.

Resource Recycling and Saving

From the product design stage, Epson is working to make it easier to save resources and recycle. Through broad-based measures that include reducing waste through the effective use of resources and process improvements as well as cutting back on the volume of packing material that it uses, Epson is contributing to the creation of a recycling-based society.

Management of Chemical Substances

Epson is also promoting the reduction of chemical substances found in products and in the volume of chemicals used in manufacturing. Efforts are also being made to create operational structures and management systems capable of supporting the programs needed to achieve these measures.

Basic Policy for Social Contributions

Epson has formulated a Philosophy for Philanthropy and Giving that echoes the sentiment expressed in its Management Philosophy as well as a related policy outlining key citizenship activities, and it is actively promoting these. It is also involved in local community-based activities in all the countries of the world in which it conducts business. Through these activities,

Epson emphasizes the importance of finding ways to leverage the technological capabilities and expertise that support its operations so as to give something back to society. Of the five key citizenship activities outlined in its Policy for Social Contributions, Epson has been, since 2006, reinforcing its efforts and pushing forward with a particular emphasis on adolescent education and training, public welfare, and support for the needy.

As a good corporate citizen, Epson seeks harmonious coexistence with local communities and to contribute to building a better society through a wide range of supporting programs.

Five Key Citizenship Activities

- Adolescent education and training
- Culture and the arts
- Community events
- Environmental conservation
- Public welfare and support for the needy

Education

Supporting Small Private Schools Worldwide through Image Projection

Epson supports the World Terakoya Movement promoted by the National Federation of UNESCO Associations in Japan. The World Terakoya Movement is a program that provides school places for children, especially in Asia, who are unable to receive an education in various subjects, including reading, writing, and arithmetic. Epson collaborated with the Japan Aerospace Exploration Agency and the Remote Sensing Technology Center of Japan in the production of maps as seen from outer space, printing the images captured by the Daichi Advanced Land Observing Satellite (ALOS) and providing the resulting maps as educational materials. In the first stage, maps of Senjid Dara, a village in Afghanistan, were presented to the village. In the next stage, maps will be presented to towns and villages in other regions.



Educational map

Sponsorship of the RedChalk Epson Model School

The RedChalk Epson Model School project was organized with funding from the Epson Foundation (Hong Kong) and with the cooperation of Epson's subsidiary Epson (China) Co., Ltd. (Epson China) and 21st Century Media of China. The Kaiken Epson Aishin Elementary School, funded by Epson China, opened in 2005. Epson has shifted its support for the school from an emphasis on providing school equipment to a stronger emphasis on the human side of the project. The key objective is to improve basic education in China's rural areas and bring about positive changes in the lives of local children. This is to be accomplished by sending experts with strong educational and research experience into rural schools, having them train teachers, raise the overall qualifications of students, and focus on school management.



A class at the RedChalk Epson Model School



Refer to the *Epson Group Sustainability Report 2007* for more information regarding Epson's environmental and social contributions.
http://www.epson.co.jp/e/community/sr

*The *Epson Group Sustainability Report 2007* will be published in September 2007.

Research and Development Strategies

In addition to creating attractive products, strengthening existing businesses, and cultivating new business domains that will support long-term growth, Epson's R&D program looks to develop next-generation products by honing the Company's core technical strengths in products with low power consumption, compact design and which provide high image quality.

R&D Expenditure

For the fiscal year ended March 31, 2007, R&D expenditure registered a year-on-year decline of ¥8.2 billion (8.9%), to ¥84.7 billion. The ratio of R&D expenditure to net sales was 6.0%, unchanged from the previous fiscal year. By segment, R&D expenditure was ¥33.7 billion for information-related equipment, ¥14.6 billion for electronic devices, and ¥2.4 billion for precision products. An additional ¥34.0 billion was spent in other business areas and for corporate R&D in a broad range of businesses to be developed over the medium- to long-term. Epson will continue to spend about 6% of net sales on R&D that will support the development of new business domains and product lines to ensure long-term growth.

R&D Expenditure (Billions of yen)
Years ended March 31


79.7
85.8
90.5
89.0
92.9
84.7
2002
2003
2004
2005
2006
2007

R&D Expenditure by Segment
Year ended March 31, 2007


Information-Related Equipment 40%
Electronic Devices 17%
Precision Products 3%
Others and Corporate R&D Expenditure 40%

R&D Topics for Fiscal Year Ended March 31, 2007

Epson Succeeds in Forming High-Quality Silicon Film Using Micro-Liquid Processes—a World First

Epson, in partnership with JSR Corporation, succeeded in creating the world's first* high-quality silicon film by applying liquid coating and inkjet patterning processes. Today, demand for TFTs for use in displays is rising thanks to surging demand for LCD TVs and related products. However, current manufacturing methods are costly and pose environmental problems due to the use of massive vacuum devices for film formation. Liquid materials reduce costs by eliminating the need for vacuum systems, and the use of inkjet and other printing technologies for pattern formation can conserve energy and shorten processing time. As Epson explores possible applications for this technology, it will redouble its R&D efforts with the goal of making the technology commercially viable.

*According to Epson research (as of April 2006)

Enlarged Photograph of a Fabricated TFT


Gate electrode
Source electrode
Drain electrode
10μm

Polysilicon film
(formed using inkjet technology)

Development of a Next-Generation Inkjet Print Head

Epson has developed a proprietary thin-film piezo element with the world's highest degree of distortion. The thin-film piezo element is used as an actuator in the next-generation Micro Piezo print head developed by Epson. This print head enables the use of a nozzle with a density of 360 dpi, the world's highest for an inkjet print head.* Because the piezo element is produced in-house, the inkjet print head can be manufactured entirely at Epson. The installation of these next-generation Micro Piezo print heads in printers and other devices will contribute to ever greater increases in printing speed and reductions in printer size. By developing Micro Piezo technology** as one of its core technologies, Epson will create an ever-wider range of applications that go beyond just the consumer market to encompass business and industrial markets.

* According to Epson research (as of March 2007)

** See pages 14 through 15 to read about "Developing Inkjet Printers for Business and Industry".

Micro Piezo Print Head Nozzle Density Comparison


180dpi
141μm
360dpi
71μm
360dpi
71μm
720dpi
35μm
180dpi
141μm
360dpi
71μm

Previous print head nozzles | New print head nozzles

Previous print head ink chambers | New print head ink chambers

Collaborative Agreement Forged with Tohoku University

Epson has forged a collaborative agreement with Japan's Tohoku University for mutual cooperation in all possible areas, including R&D and personnel development. Tohoku University conducts unparalleled research and educational programs in such areas as nanotechnology, materials, data communications, the environment, and life sciences, and aggressively promotes academic-industrial collaboration in basic areas that are sometimes problematic for corporations. These areas include medium- to long-term R&D, the commercialization of research findings, and corporate technology transfers. This new agreement gives both parties effective use of each other's resources, while the promotion of academic-industrial collaboration and advanced joint research should yield findings of global significance.



Agreement signing ceremony

Medium-Term R&D Policies

Aiming to achieve its medium-term vision of offering imaging solutions that fuse still and moving images, Epson will further refine the core technologies it has developed over the years around the guiding concept of developing products with low power consumption, compact design and which provide high image quality. The ultimate goals are to contribute to greater customer convenience and to help customers to achieve their visions. Epson's R&D seeks to reinforce existing businesses by creating distinctive technologies and focuses on creating products with strong consumer appeal. Epson will continue to work on the development of new business domains and product lines that will support its long-term growth.

Patent Strategies

Epson's strategy is to build up intellectual property (IP) in each of its businesses to an industry-leading level, and for IP to contribute to earnings. To assist in this, Epson has moved IP-related departments to the Epson Innovation Center, a new R&D site for next-generation printers and projectors, where IP experts will work closely with R&D departments.

Programs to Increase Patent Filings

As a result of Epson's active efforts to boost filings in countries around the world, the Company ranked third in Japan and thirteenth in the United States in the number of registered patents in 2006.

As a base for these patent registrations, Epson initiated the Brilliant Patent (BP) program in 2005 in a bid to make further qualitative improvements to its IP capabilities and implemented measures to strengthen the functionality of both its IP organization and systems. In 2007 and beyond, Epson will take concrete steps to further reinforce its IP-related organization and systems.

In seeking to boost its patent portfolio management and to put in place a strategy to make full use of its IP, Epson's aim is to create powerful IP backup to help it achieve its mid-range business plan targets.

The Dolphin Program

The Dolphin Program, initiated in 2002 with the purpose of boosting Epson's IP capability, has yielded many benefits, from the exploration of development themes to support for the building of a strategic patent network. A number of efforts have helped bring this about, including new invention discovery, prior-art searches, and research of patent filing trends at other companies in critical areas of development. As a result, R&D and patent filings picked up and awareness of IP has increased throughout the Company, especially among engineers.

Furthermore, to fully support the technological development that provides Epson with its competitive edge and to create and foster ideas that lead to the development of new businesses, Epson is stepping up its efforts in IP, including those in patent information analysis, and is nurturing innovative new ways of thinking.

Registered Patents in Japan (2006)

1	Matsushita Electric Industrial Co., Ltd.	3,912
2	Toshiba Corporation	2,878
3	Seiko Epson Corporation	2,448
4	Hitachi, Ltd.	2,326
5	Mitsubishi Electric Corporation	2,254
6	Canon Inc.	2,224
7	Sony Corporation	1,937
7	Denso Corporation	1,937
9	Honda Motor Co., Ltd.	1,886
10	Fujitsu Limited	1,859
11	Ricoh Company, Ltd.	1,749
12	Nissan Motor Co., Ltd.	1,679
13	Sharp Corporation	1,607
14	Toyota Motor Corporation	1,404
15	Sanyo Electric Co., Ltd.	1,354
16	Fujifilm Corporation	1,281
17	Matsushita Electric Works, Ltd.	1,118
18	Nippon Telegraph and Telephone Corporation	1,097
19	Fuji Xerox Co., Ltd.	878
20	Samsung Electronics Co., Ltd.	877

Source: Epson, compiled from data released by the Japan Patent Office (up to December 31, 2006).

Registered Patents in the United States (2006)

1	International Business Machines Corporation	3,651
2	Samsung Electronics Co., Ltd.	2,453
3	Canon Inc.	2,378
4	Matsushita Electric Industrial Co., Ltd.	2,273
5	Hewlett-Packard Development Company, L.P.	2,113
6	Intel Corporation	1,962
7	Sony Corporation	1,810
8	Hitachi, Ltd.	1,749
9	Toshiba Corporation	1,717
10	Micron Technology, Inc.	1,612
11	Fujitsu Limited	1,513
12	Microsoft Corporation	1,463
13	Seiko Epson Corporation	1,205
14	General Electric Company	1,051
15	Fujifilm Corporation	918
16	Infineon Technologies AG	904
17	Koninklijke Philips Electronics N.V.	901
18	Texas Instruments Incorporated	884
19	Siemens AG	857
20	Honda Motor Co., Ltd.	836

Source: IFI Claims

External Awards for Epson

At the 2006 National Commendation for Invention sponsored by the Japan Institute of Invention and Innovation (JIII), Epson's invention of pre-charge driven LCD equipment (Japan patent #2669418) was honored with the Minister of Education, Culture, Sports, Science & Technology's Award. This patented invention provides effective driver technology for clear image display on high-resolution LCD monitors. This is the second consecutive time that Epson has won a special award at the National Commendation for Invention.

In 2006, at a local awards event for Japan's Kanto region that was also sponsored by the National Commendation for Invention, Epson won top honors, namely, the Minister of Education, Culture, Sports, Science & Technology's Award, for its invention of a display device that scales images (Japan patent #3655258).



Receiving the National Commendation for Invention

Protecting the Epson Brand

Epson is moving forward on a number of fronts to maintain and protect the value of its trusted corporate brand. First, Epson has clarified throughout the Group standardized rules surrounding the use of the brand. To remove obstacles to global business growth, Epson has registered its trademark in over 160 countries and regions and is making a concerted effort to protect its brand.

Epson's Countermeasures against Counterfeit Goods

In addition to fully protecting the Epson brand, Epson is strengthening programs that exercise the Company's intellectual property rights with regard to counterfeit goods so as to protect consumers from damage caused by these inferior items. With regard to counterfeit ink cartridges in particular, Epson is initiating broad-based action in various parts of the world through a range of measures, including legal action to stop the production of counterfeit goods, administrative penalties against offenders, and a crackdown on these goods at customs. In February 2006, Epson filed a suit against 24 companies for patent infringement with the United States International Trade Commission and was granted a general exclusion order at the interlocutory judgment. Many of the imports of the infringing items into the United States have now been terminated in accordance with the settlements finalized with a number of the defendants.

Lawsuits Related to Counterfeit Ink Cartridges in the Fiscal Year Ended March 31, 2007

Date*	Location	Details and Outcome
June 2006	Taiwan	Filed for temporary injunction and suit claiming ink cartridge patent infringement **Defendant:** U-Bar International Co., Ltd. **Outcome:** Halt of import and sales
August 2006	U.K.	Suit claiming infringement of Epson's ink cartridge patent **Defendant:** Bentham Ltd. **Outcome:** Halt of import and sales and payment of compensatory damages to Epson
December 2006	China	Suit claiming infringement of Epson's ink cartridge patent **Defendant:** Shenzhen Wenyi Technology Co., Ltd. **Outcome:** Halt of production and sales
January 2007	South Korea	Filed for temporary injunction and suit claiming ink cartridge patent infringement **Defendant:** Plusjet **Outcome:** Halt of production and sales

* Lists date of settlement, etc.

Principal Subsidiaries and Affiliates

(As of March 31, 2007)

Region	Company Name	Location	Main Business
	Subsidiaries		
Japan	Epson Sales Japan Corporation	Tokyo	Sales of information-related equipment
	Epson Direct Corporation	Nagano	Sales of information-related equipment
	Tohoku Epson Corporation	Yamagata	Manufacture of information-related equipment and electronic devices
	Yasu Semiconductor Corporation	Shiga	Manufacture of electronic devices
	Epson Imaging Devices Corporation	Nagano	Manufacture and sales of electronic devices
	Epson Toyocom Corporation	Tokyo	Manufacture and sales of electronic devices
	Orient Watch Co., Ltd.	Tokyo	Manufacture of information-related equipment and electronic devices
North America	U.S. Epson, Inc.	Long Beach	Regional headquarters
	Epson America, Inc.	Long Beach	Sales of information-related equipment and precision products
	Epson Electronics America, Inc.	San Jose	Sales of electronic devices
	Epson Portland Inc.	Portland	Manufacture of information-related equipment
	Epson El Paso, Inc.	El Paso	Manufacture of information-related equipment
Europe	Epson Europe B.V.	Amsterdam	Regional headquarters
	Epson (U.K.) Ltd.	Hemel Hempstead	Sales of information-related equipment
	Epson Telford Ltd.	Telford	Manufacture of information-related equipment
	Epson Deutschland GmbH	Dusseldorf	Sales of information-related equipment and precision products
	Epson Europe Electronics GmbH	Munich	Sales of electronic devices
	Epson France S.A.	Levallois-Perret	Sales of information-related equipment
	Epson Italia s.p.a.	Milan	Sales of information-related equipment
	Epson Iberica, S.A.	Cerdanyola	Sales of information-related equipment
Asia	Epson (China) Co., Ltd.	Beijing	Regional headquarters and sales of electronic devices
	Epson (Shanghai) Information Equipment Co., Ltd.	Shanghai	Sales of information-related equipment
	Epson Hong Kong Ltd.	Hong Kong	Sales of information-related equipment and electronic devices
	Suzhou Epson Co., Ltd.	Suzhou	Manufacture of electronic devices
	Tianjin Epson Co., Ltd.	Tianjin	Manufacture of information-related equipment
	Epson Precision (Hong Kong) Ltd.	Hong Kong	Manufacture of information-related equipment and precision products
	Epson Imaging Devices (H.K.) Ltd.	Hong Kong	Manufacture of electronic devices
	Epson Korea Co., Ltd.	Seoul	Sales of information-related equipment
	Epson Taiwan Technology & Trading Ltd.	Taipei	Sales of information-related equipment and electronic devices
	Epson Singapore Pte. Ltd.	Singapore	Regional headquarters, sales of information-related equipment and electronic devices
	Singapore Epson Industrial Pte. Ltd.	Singapore	Manufacture of information-related equipment, electronic devices, and precision products
	P.T. Indonesia Epson Industry	Bekasi	Manufacture of information-related equipment
	Epson Precision (Philippines), Inc.	Cabuyao	Manufacture of information-related equipment and electronic devices
	Epson Imaging Devices (Philippines), Inc.	Binan	Manufacture of electronic devices
	Epson Toyocom Malaysia Sdn. Bhd.	Petaling Jaya	Manufacture of electronic devices
Oceania	Epson Australia Pty. Ltd.	North Ryde	Sales of information-related equipment
	69 other companies		
	Affiliates		
Asia	Time Module (Hong Kong) Ltd.	Hong Kong	Sales of precision products
	6 other companies		

Financial Section

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Operating Results

Net Sales

Consolidated net sales decreased ¥133,536 million, or 8.6%, to ¥1,416,032 million compared to the previous consolidated fiscal year. This decline was primarily due to a decrease of ¥82,264 million, or 15.6%, in sales in the electronic devices segment and a decrease of ¥60,113 million, or 6.2%, in sales in the information-related equipment segment.



Net Sales
1,479.8
1,549.6
1,416.0
2005
2006
2007

Sales in each business segment are discussed below.

In the information-related equipment segment, sales declined ¥60,113 million, or 6.2%, to ¥916,330 million. The decrease was primarily attributable to the following.

3LCD projector sales volumes, primarily for business applications, advanced amidst a shift in demand toward low-priced units. On the other hand, sales of inkjet printers and laser printers declined despite the benefits of a depreciating yen. This was due to falling prices and the effects of a strategy that focused on profitability. In the course of implementing this strategy, Epson strategically reduced sales volumes of models with low profitability, including those with low print volumes, and introduced marketing programs carefully tailored to the needs of each region and market segment.

In the electronic devices segment, sales were down ¥82,264 million, or 15.6%, to ¥444,703 million. The following major factors contributed to the decrease.

In quartz devices, the positive impact of the October 2005 business integration with Toyo Communication Equipment Co., Ltd., was reflected throughout the fiscal year. Meanwhile despite higher demand for mobile phones, prices for MD-TFD LCDs, amorphous silicon TFT-LCDs, and color STN-LCDs declined due to price erosion brought about by intensified competition. In addition, low-temperature polysilicon (LTPS) TFT-LCDs suffered from weak orders.

In the precision products segment, sales increased ¥1,966 million, or 2.3%, to ¥87,744 million. The primary factors behind this increase were the launch of new inkjet equipment for industrial use and higher watch sales in the mid- to high-end price range.

In the other segment, sales decreased ¥2,667 million, or 8.1%, to ¥30,310 million.

Net Sales by Business Segment

Year ended March 31	2005		2006		2007	
	Millions of yen, except percentages					
Information-related equipment	¥ 946,029	61.3%	¥ 976,443	60.2%	¥ 916,330	62.0%
Electronic devices	482,611	31.2	526,967	32.5	444,703	30.1
Precision products	81,143	5.3	85,778	5.3	87,744	5.9
Other	34,510	2.2	32,977	2.0	30,310	2.0
Total	1,544,293	100.0%	1,622,165	100.0%	1,479,087	100.0%
(Eliminations and corporate)	(64,543)		(72,597)		(63,055)	
Total net sales	¥1,479,750		¥1,549,568		¥1,416,032	

Cost of Sales and Gross Profit

The cost of sales decreased ¥135,522 million, or 11.3%, to ¥1,059,259 million, while the cost of sales ratio declined 2.3 percentage points, to 74.8%. The decrease in the cost of sales was due to declining revenues from some products and cost reductions. The lower cost of sales ratio was primarily due to improvements made in the information-related equipment segment's product mix that reflected marketing carefully tailored to the needs of each region and market segment in line with Epson's profit-driven strategy, cost cutting and other factors. As a result, gross profit edged up ¥1,986 million, or 0.6%, to ¥356,773 million. The gross profit margin rose 2.3 percentage points to 25.2%.

Selling, General and Administrative Expenses and Operating Income

Selling, general and administrative (SG&A) expenses decreased ¥22,599 million, or 6.9%, to ¥306,430 million. Reflecting lower revenues for some products and a careful review of expenses, advertising expenses were down ¥5,428 million, sales promotion expenses decreased ¥4,062 million and R&D expenses fell ¥1,516 million. Most other costs also declined.

Operating Income/
Operating Margin
Years ended March 31


Operating income
Operating margin
91.0
6.1
25.8
1.7
50.3
3.6
2005
2006
2007

As a result, operating income jumped ¥24,585 million, or 95.5%, to ¥50,343 million. The operating margin rose 1.9 percentage points, to 3.6%.

Operating income in each business segment is analyzed below.

In the information-related equipment segment, operating income increased ¥39,215 million, or 87.1%, to ¥84,236 million. The main reasons for the increase were a higher gross profit due to an improved model mix of inkjet and laser printers and surging revenues from 3LCD projectors and terminal modules, as well as a decrease in selling, general and administrative expenses thanks to a careful review of expenses in this segment.

The electronic devices segment recorded an operating loss of ¥26,055 million, an increase of ¥16,296 million from the previous fiscal year. This was attributable to a decrease in gross profit owing primarily to a substantial decline in revenues from MD-TFD LCDs, amorphous silicon TFT LCDs and LTPS TFT-LCDs.

In the precision products segment, operating income climbed ¥1,225 million, or 52.1%, to ¥3,576 million. The primary factor behind this increase was a higher proportion of high value-added products in total watch sales.

In the other segment, there was an operating loss of ¥12,156 million, down ¥624 million from that of the previous fiscal year.

Other Income and Expenses

During the year under review, other expenses subtracted from other income resulted in a net expense of ¥46,867 million, an increase of ¥1,062 million compared with the ¥45,805 million in net expenses recorded in the previous fiscal year. Provision for litigation and related expenses amounted to ¥1,129 million, down from ¥8,540 million in the previous fiscal year. Reorganization costs of ¥41,165 million were recorded in connection with impairment losses associated with the reorganization of the display business and other factors, a decrease from ¥45,532 million. Meanwhile, there were increased losses during the fiscal year under review as a result of a ¥7,191 million net loss on foreign exchange and other factors. Also affecting results were the absence of a ¥12,424 million gain on change in interest due to business consolidation with the Toyo Communication Equipment Co., Ltd., and a ¥425 million net gain on foreign exchange as recorded in the previous fiscal year.

Income (Loss) Before Income Taxes and Minority Interest

As a result, Epson recorded an improvement from a loss before income taxes and minority interests in the previous period of ¥23,523 million, to income of ¥3,476 million.

Income Taxes

Income taxes amounted to ¥17,621 million, ¥8,434 million higher than in the previous fiscal year. Although income taxes declined on the back of lower taxable income at overseas subsidiaries, overall income taxes increased, reflecting the reversal of deferred tax assets owing to the elimination of a temporary difference related to a loss carried forward by the group of domestic companies presenting a consolidated tax return and other factors. The effective tax rate was 507.0% after the application of deferred tax accounting. This was because of increased valuation allowances at the Company's subsidiaries, as well as the impact of unrecognized deferred tax assets related to unrealized income on inventory assets, which was a significant amount compared with income before income taxes and minority interest.

Minority Interest

A loss of ¥7,051 million was recorded for minority interest in subsidiaries, down ¥4,266 million from the previous fiscal year. This was primarily due to a decreased loss in minority shareholders' interest following Sanyo Epson Imaging Devices Corporation (now Epson Imaging Devices Corporation) becoming a wholly owned subsidiary in December 2006.

Net Income (Loss)/ROE

Years ended March 31



Net income (loss)
ROE
55.7
12.6
-3.8
-17.9
-7.1
-1.5
2005
2006
2007

Net Income (Loss)

As a result, Epson posted a net loss of ¥7,094 million, a ¥10,823 million improvement from the previous year's net loss.

Liquidity and Capital Resources

Cash Flow

Net cash provided by operating activities was ¥160,229 million, up ¥42,732 million from the previous fiscal year. This was primarily due to the year-on-year improvement from a net loss of ¥10,823 million in the previous year to a net loss of ¥7,094 million, and a decrease in inventory assets.

Free Cash Flow

Years ended March 31

(Billions of yen)



63.1
22.2
83.8
2005
2006
2007

Net cash used in investing activities was ¥76,419 million, a decrease of ¥18,847 million compared with the previous fiscal year. The main reasons for the decrease were higher spending related to the construction of R&D facilities in the previous fiscal year and restrained capital spending, especially in the poorly performing display business, in the fiscal year under review. As a result, payments for purchases of property, plant and equipment were down ¥28,296 million.

Net cash used in financing activities was ¥30,150 million, compared with net cash of ¥19,123 million provided in the previous fiscal year. The main outflows were a net decrease of ¥12,657 million for short-term borrowings and repayments of ¥131,119 million for long-term debt. The main inflows were ¥90,880 from long-term borrowings and ¥30,000 million from the issue of bonds.

Due to these factors, as of March 31, 2007, cash and cash equivalents stood at ¥334,873 million, an increase of ¥54,759 million from the previous fiscal year-end.

Total short- and long-term borrowings amounted to ¥323,908 million, down ¥52,486 million from the previous fiscal year, as a result of the aforementioned repayment of short- and long-term borrowings and the refinancing of long-term debt with the issuance of bonds. The majority of long-term borrowings (excluding that which is scheduled for repayment within one year) as of March 31, 2007, stood at ¥190,046 million, at a weighted average interest rate of 1.29% and with a repayment deadline of February 2012. These borrowings were obtained as unsecured loans primarily from banks.

Of the ¥80,000 million credit line obtained to allow the Company efficient access to funds, ¥50,000 million has not been drawn on. This, combined with cash and cash equivalents of ¥334,873 million as of March 31, 2007, provides Epson with sufficient liquidity.

Financial Condition

Total assets as of March 31, 2007 stood at ¥1,284,412 million, a decrease of ¥40,794 million from the previous fiscal year-end.

Current assets were up ¥17,872 million, while fixed assets decreased ¥58,666 million. The increase in current assets was due to an upsurge in cash and cash equivalents, and other factors. The decrease in fixed assets was primarily the result of efforts to restrain capital spending and from impairment losses, especially in the display business.

Total liabilities as of March 31, 2007 were ¥790,077 million, a decrease of ¥28,904 million compared to March 31, 2006.

Current liabilities dropped ¥31,246 million, while long-term liabilities were up ¥2,342 million. The decline in current liabilities resulted from decreases in short-term borrowings (including the current portion of long-term debt), accounts payable, and other factors.

Working capital, defined as current assets less current liabilities, was ¥337,149 million, an increase of ¥49,118 million compared with March 31, 2006. This was primarily due to an increase in cash and cash equivalents discussed under current assets and a decrease in short-term borrowings in current liabilities.

The balance of short-term borrowings declined and the ratio of interest-bearing debt to total assets declined from 32.4% to 31.4%.

Risks Related to Epson's Business Operations

The matters relating to the state of business and financial statements set out in this report that might have a material effect on the investors' decisions are as set out in the following.

It is Epson's policy to be aware of the possibilities of those risks that may arise and to strive to either prevent them from arising or respond accordingly should they manifest.

This section mentions matters that relate to the future based on judgments made as of June 26, 2007.

(1) Epson relies to a significant degree on profits from its inkjet printer business

Epson's ¥913,476 million in sales from its information-related equipment business for the year ended March 2007 constituted 64.5% of its consolidated sales, which were ¥1,416,032 million (excluding inter-segment). Inkjet printers and consumables accounted for much of the sales and profits of the information-related equipment business. Thus, there is a possibility that fluctuating sales of inkjet printers and their related supplies would have a material adverse effect on Epson's results.

(2) Price competition causes a downward trend in prices

Market prices of information-related equipment have been on a continuous decline because of a recent intensification of competition and a shift in demand toward cheaper products. Intensifying competition or an excess of supply in mobile communications devices and related devices is currently driving a remarkable decline in prices of electronic components for mobile communications devices, such as color LCDs and LCD-driver ICs, and could similarly affect other products.

Epson is striving to improve profitability by reducing production costs, for example, by using low-cost designs, and is taking measures to fight the trend of declining prices, for example, by expanding sales of high-value-added products. However, there is no assurance that these efforts will succeed, and, if Epson is unable to respond effectively to counteract the downward price trend, its results might be adversely affected.

(3) Epson's technologies compete with the technologies of other companies

Some of the products that Epson sells contain technology that place Epson in competition against other companies. For example:

1. Epson's Micro Piezo technology[*1] that it uses in its inkjet printers competes with the thermal inkjet technologies[*2] of other companies; and
2. Epson's 3LCD technology[*3] that it uses in its projectors and large LCD projection TVs competes with other companies' DLP[*4] and LCOS[*5] technologies.

Epson believes the technology it uses in these types of product is superior to the alternative technologies of other companies, but, if consumer opinion with respect to Epson's technology changes, or if other revolutionary technologies appear on the market and compete with Epson's technologies, Epson may lose that competitive edge and its results might consequently be adversely affected.

*1. Micro Piezo technology is an inkjet printer technology created by Epson that manipulates so-called piezoelectric elements to fire small droplets of ink from the printer nozzle.

*2. Thermal inkjet technology is a type of technology for printers whereby the ink is heated to create bubbles and the pressure from the bubbles is used to fire the ink. (Some manufacturers call this technology by different names such as bubble jet technology.)

*3. 3LCD technology is a technology whereby TFT displays are used as light valves. The light from the light source is divided into the three primary colors (red, blue and green) using special mirrors, the picture is created on separate LCDs for each color and then the picture is recombined and projected on the screen.

*4. The DLP technology is a technology that uses a digital micro-mirror device (DMD) as a display device. A DMD is a display device on which hundreds of thousands of micro mirrors are arranged, each mirror directing light onto its own individual pixel, and the image is created by the light from the light source being reflected from the mirrors onto the screen. DLP is a trademark of Texas Instruments Incorporated.

*5. LCOS technology is a technology that uses liquid crystal on silicon (LCOS) as a display device. It is characterized by the extremely large number of openings on the surface of the reflective LCD panel. Because the circuits and the switching elements are etched underneath the reflective layer, there is no need for the BM (a light-blocking layer that prevents light from falling on the pixel transistor area), making for a seamless display of the picture.

(4) Epson might experience a reduction in the market for Epson-brand consumables

Consumable products for inkjet printers, especially ink cartridges, are particularly important to Epson's sales and profit. There are third parties who supply ink cartridges that can be used in Epson printers. These alternative products are generally sold at prices cheaper than Epson's brand products, and they have high market share in Japan and the United States but even more so in Europe and developing countries. Such third parties will continue to expand their share of the market for these alternative products in the future, so for Epson to remain competitive, it might have to lower its prices of such consumables.

In responding to such risks as a decline in its share of the market for Epson-brand products and a reduction in prices, Epson has introduced onto the market, in accordance with the demands and tastes of consumers in each region, its own products that appeal to consumers searching for quality and ease of use. For example, Epson aims to maintain and improve the quality of its products, striving to boost their user-friendliness, such as by using even longer lasting ink and an array of single-color ink cartridges. Epson will also take legal measures if any of its patent rights or trademark rights it holds over its ink cartridges are infringed.

There is no assurance, however, that any of these efforts will be effective, and if Epson's profit from consumable products for inkjet printers declines because, for example, in the future the market share occupied by the alternative products increases further or Epson must reduce the prices of its brand products, then Epson's results might consequently be adversely affected.

(5) A change in the market could affect Epson

Epson is focusing its managerial resources into its "3i" business domains, which comprise the three businesses Epson believes have high growth potential: imaging on paper ("i1"), imaging on screen ("i2") and imaging on glass ("i3"). It is engaged in its strategy of establishing ties among and bringing together its finished products and devices businesses while continuing to expand its myriad areas of business.

1. imaging on paper ("i1")

This business aims to break away from the traditional idea of the printer being merely a computer peripheral and to decentralize printing by printers. For example, it intends to increase the opportunities for printing directly from mobile communication devices and digital cameras without having to connect to a computer and aims to have printers perform tasks such as printing analog photographs, making copies and performing tasks conventionally carried out by commercial printing companies.

2. imaging on screen ("i2")

In addition to further enhancing the presence of Epson projectors in the business market, by capitalizing on the move toward digital broadcasting and the increase in quality of image contents, Epson aims to expand its business market and push further into the markets for home entertainment.

3. imaging on glass ("i3")

Epson has concentrated management resources on the market for mobile communications devices as it aims to develop novel technologies and new applications, such as small and medium-sized LCDs that stand out as unique from the rest and organic light-emitting diode (OLED) displays. Epson will also seek to further build on and expand its inherent strengths and, through a fusion of such things as semiconductor technology and color image display technology, aims to create technologies that cannot be copied by other companies, and utilize them in creating new products.

However, because technological innovation and product cycles are extremely fast changing in markets that Epson is focusing its managerial resources on, if the Company is unable to respond flexibly to such changes and develop and introduce competitive products, or if product sales do not grow as much as anticipated, Epson's results could consequently be adversely affected.

(6) Epson relies on certain clients in its electronic devices business

Epson has poured management resources into such efforts as developing technologies and securing production capacity for the display business, which accounts for more than half of the sales in the electronic devices business and positions the market for mobile communications devices as its main business domain. As a result of this, Epson has a record of transactions with the market's major manufacturers of mobile communications devices and has worked to maintain good relationships among these customers, such as by engaging in the medium-term joint development of products. A relatively high proportion of sales is to these major manufacturers.

However, there is a possibility that these major customers will not carry out business with Epson on a scale comparable with the past. If Epson was to lose its business with these clients, Epson's results of operations could consequently be adversely affected.

(7) Trends in the electronic devices market might adversely affect Epson

There are various trends in the electronics devices market, such as in semiconductors and in mobile communication devices, that reflect product life cycles and the economic environment. History also shows that large declines in the industry are cyclical and, when they occur, demand becomes sluggish, there is excess production and prices fall.

A deterioration in the situation in, for example, the electronics devices market, such as for semiconductors and for devices for mobile communication devices, could adversely affect Epson's financial condition and results of operations. There is also no assurance that Epson can always accurately predict future trends, and it is possible that Epson might not be able to make investments that are timely or appropriate enough to respond to market trends.

(8) Epson competes with other companies in all its businesses

Epson faces serious competition in all its businesses with the following types of companies, and this competition could adversely affect Epson's results.

1. Powerful companies with large amounts of funds or strong financial compositions.
2. Companies in such countries and regions as Taiwan, Korea, or China that have the ability to manufacture competitive products or compete on the price level in Epson's markets.

In addition to the above competition, there is also the possibility that powerful companies Epson is not currently in competition with may use their brand power, technological strength, ability to procure funds, excellent marketing resources, sales skills or ability to produce at low costs to enter a business area of Epson's and compete with it.

(9) Expanding businesses overseas entails risks for Epson

Epson is continuing to expand its businesses overseas; 68.1% of its consolidated sales for the business year ended March 2007 were overseas sales. Epson has production bases all over Asia, such as in China, Indonesia, Singapore and Malaysia, and in the United States, the United Kingdom, Mexico and Brazil. It has also established many distribution companies all over the world. Epson's employees overseas as of March 2007 accounted for approximately 70% of its overall employees.

Epson believes that this global expansion has many merits that makes it possible to undertake market activities that precisely ascertain the market needs of each individual region and leads to the securing of high cost-competitiveness through cuts in production costs and reduced lead times. There are, however, unavoidable risks related to producing and selling overseas that come with expanding businesses overseas, some of which are changes in government laws, ordinances, or regulations related to production and sales, social, political or economic changes, transport delays, damage to infrastructure (e.g., power supply), restrictions on currency exchanges, insufficient skilled labor, changes in regional labor environments, changes in taxes, regulations or the like protective of trade, and laws, ordinances, regulations, or the like related to the import and export of Epson products.

(10) The intense technological innovation required of Epson entails risks

Because Epson is engaged in manufacturing and selling products that require advanced technologies, technology is an extremely vital element of Epson's businesses. Epson possesses core technologies—for example, ultra-fine, ultra-precise processing technologies, low-power consumption technologies, thin-film technologies, surface treatment technologies, high-density mounting technologies, digital control technologies and digital color image processing technologies. By evolving and fusing these technologies, Epson has been able to manufacture and sell products that meet customers' needs, thereby developing the presence for itself that it has today.

But because the rate of technological innovation required in most of the fields in which Epson is engaged is so intensely fast, in order to respond swiftly to customer needs responding to changes in technology, Epson sometimes must make long-term investments or capital spending based on product predictions. Thus, while Epson is making every effort to respond to such intense technological innovations, such as by striving to grasp the needs of the market and customers in all of its businesses and being actively engaged in medium-term joint product development projects with major customers, particularly in the electronics devices business, there is no assurance that these efforts will succeed. If they do not succeed, Epson's results could consequently be adversely affected.

(11) The short lifecycle of certain products makes Epson vulnerable to certain risks

Epson is manufacturing and selling products that generally have short life cycles, such as consumer products. Epson has its own group distribution network throughout the world and is taking various measures, such as trying to understand through its distribution subsidiaries and branches the needs for different products in each region, and striving to reduce lead time by establishing production bases in regions close to consumers. But if the transition from existing products to new products does not go smoothly, Epson's results could consequently be adversely affected.

Factors affecting whether the transition to new products goes smoothly include delays in the development or production of Epson's new products, competitors' timing in introducing their new products, the

difficulty in predicting changes in consumers' needs, a slowdown in purchases of existing products and competition between Epson's existing and new products.

(12) Procuring products and outsourcing the manufacture of products comes with risks to Epson

Epson procures parts, half-finished products and finished products from third parties, but it has generally conducted transactions without entering into any long-term purchase agreements. Epson is developing upon its efficient procurement activities by cooperatively engaging with such suppliers in maintaining product quality, improving products and reducing costs. But if its ability to procure was to be adversely affected by, for example, insufficient supply from a third party, poor quality of products supplied or the like, then Epson's results could consequently be adversely affected. Epson strives to, in principle, procure parts and the like from multiple suppliers, but there are some cases in which it can only procure parts for from one company, for example, actuators, which are the primary component of the printer heads in medium- and low-cost printers, because it is difficult to procure an alternative component from another company.

On the manufacturing side of business, Epson outsources the manufacturing of parts of products, such as laser printers and inkjet printers in the low price range, image scanners and computers. If demand for such products rises severely, it will become difficult to secure alternative or additional manufacturers to outsource to, and Epson might become vulnerable to such risks as an increase in costs or a delay in production. Also, although Epson is outsourcing the manufacture of parts of products in the semiconductor business to silicon foundries*6, if the foundries cannot reliably manufacture products that meet Epson's specifications in a timely way and at an appropriate price, Epson's results could consequently be adversely affected.

*6. A silicon foundry is a business that contracts to produce semiconductors in accordance with its clients' designs.

(13) Epson faces risks concerning the securing of personnel

It is vital that Epson secure qualified engineers and other technical personnel both in Japan and overseas for the development and manufacture of Epson's advanced new technologies and products, but the competition for recruiting such qualified engineers and other technical personnel is becoming increasingly intense. Epson is putting considerable effort into securing qualified engineers and other technical personnel by establishing research and development bases and design bases both in Japan and overseas. But if Epson is unable to continue to use or employ an adequate number of qualified engineers and other technical personnel, the implementation of its business plans could be adversely affected.

(14) Fluctuations in foreign currency exchanges create risks for Epson

A significant portion of Epson's sales are denominated in U.S. dollars or the euro. Epson is striving to expand its overseas procurement and move its production bases overseas, thereby attracting an increase in expenses in foreign currencies linked to the euro or U.S. dollar, and, although it offsets a significant portion of its U.S. dollar-denominated sales, its euro-denominated sales have become bigger than its euro-denominated expenses. Also, although Epson has executed currency forwards and currency options to hedge against the risks inherent in foreign currency exchanges, unfavorable movements in foreign currency exchange rates such as the U.S. dollar or euro against the yen could adversely affect Epson's results.

(15) There are risks inherent in pension systems

Epson has established a defined-benefit pension plan (fund-type), a defined-benefit pension plan (contract-type), a tax qualified pension plan and a termination allowance plan.

If, with respect to the defined-benefit pension-type retirement pension plan, there is a change in the operating results of the pension assets or in the ratio used as the basis for calculating retirement allowance liabilities, Epson's results could consequently be adversely affected.

(16) Epson's intellectual property rights activities expose Epson to certain risks

Patent rights and other intellectual property rights are extremely important to Epson for maintaining its competitiveness. Epson has itself developed many of the technologies it needs, and it utilizes them as intellectual property in the form of products or technologies by acquiring patent rights, trademark rights and other intellectual property rights for them or entering into agreements with other companies for them. Epson carefully selects the personnel who manage its intellectual properties and is constantly working to strengthen its intellectual property portfolio.

If, however, any of the following situations relating to intellectual properties occurs, Epson's results could consequently be affected.

1. An objection might be raised to, or an application to invalidate might be filed with respect to, an intellectual property right of Epson, and as a result, that right might be recognized as invalid.
2. A third party to whom Epson originally had not granted a license might come to possess a license as a result of a merger with or acquisition by another third party, and Epson's competitive advantage that it had due to that license might consequently be lost.
3. New restrictions might be imposed on an Epson business that were originally not imposed on it as a result of a merger with or acquisition by a third party, and it might be forced to spend money to find a solution to those restrictions.
4. Intellectual property rights that Epson holds might not give it a competitive advantage or Epson might not be able to use them effectively.
5. Epson or one of its customers might be subject to a third-party's claim of an infringement of intellectual property rights and have to spend a considerable amount of time and money to resolve the issue, or such a claim might interfere with Epson's management or focusing of managerial resources.
6. If a third-party's claim of infringement of intellectual property right is upheld, Epson might incur damage in the form of having to pay considerable compensation or royalties or stop using the applicable technology.
7. A suit might be brought against Epson for payment of remuneration to employees or the like for their inventions or the like, which would mean Epson might be forced to spend a considerable amount of time and money to resolve the issue and, as a result, might be required to pay a considerable amount of money in remuneration.

(17) Problems may arise relating to the quality of Epson's products

The existence of quality guarantees on Epson's products and the details of those guarantees differ from customer to customer, depending on the agreement it has entered into with them. If there is a defect in an Epson product or it does not conform to the required standard and consequently costs must be incurred to repair defects (such as by replacing or repairing the product) or the product causes damage to a person or property, then there is a possibility Epson might be subject to, for example, product liability.

Also, Epson might be held liable to a customer and might incur expenses for repairs or corrections on the grounds that it did not adequately display or explain an Epson product's performance. Furthermore, if such a problem in quality arises with respect to Epson products, Epson might lose the trust of others in its products, lose major customers or experience a drop in demand for those products, any of which might adversely affect Epson's results.

(18) Epson is vulnerable to risks of problems arising relating to the environment

Epson is subject, both in Japan and overseas, to various environmental regulations concerning industrial waste and emissions into the atmosphere that arise during the manufacturing process. Environmental conservation activities are one of Epson's most important management policies, and it is proactively engaged in environmental conservation activities on all fronts, by developing and manufacturing products that have less of a burden on the environment, reducing the amount of energy used, promoting the recovery and recycling of used products and improving environmental management systems.

To date, Epson has not had any serious environmental issue arising as a result of any of these efforts, but there is a possibility that in the future Epson might be affected by a compensation claim, incur expenses (such as cleaning expenses), receive a fine, be ordered to cease production or be otherwise affected as a result of environmental damage or that new regulations might be brought in requiring Epson to pay considerable expenses, and, if such a situation should occur, Epson's results could be adversely affected.

(19) Epson faces risks related to procedures taken under anti-monopoly laws

There are occasions when Epson's businesses are subject to procedures under anti-monopoly laws or ordinances, such as the Law Concerning the Prohibition of Private Monopolization and Maintenance of Fair Trade. Overseas authorities also sometimes conduct surveys or gather information on specific fields of business, and, as a part of that effort, Epson will occasionally participate in, for example, surveys of a general nature related to market situations or sales methods, etc. If Epson is subject to such surveys or procedures, its sales activities might be interfered with and they might adversely affect Epson's results.

In December 2006, Epson received notices to respond to inquiries from the Japanese Fair Trade Commission and competition authorities in the United States, the European Union and others relating to allegations concerning a TFT-LCD price-fixing cartel. Epson is presently responding to these inquiries. These investigations are at an early stage and it is difficult to forecast the results of these inquiries, including the outcome or the timing.

(20) Epson is at risk of material legal actions being brought against it

Epson conducts its businesses both in Japan and overseas; its primary businesses being the development, manufacture and sale of information-related equipment, electronic devices and precision equipment. Given the special nature of its businesses, there is a possibility that an action could be brought or legal proceedings could be started against it regarding, for example, intellectual property rights, product liability, anti-monopoly laws or environmental regulations. Should that happen, society's trust in Epson might be harmed, and resolving and responding to the issue might entail considerable expense and management resources. The results of the action or legal proceedings might also adversely affect Epson's results or the development of Epson's business in the future.

The material actions involving Epson that are pending are as follows:

1. United States class action suit concerning an Epson inkjet printer
   Consolidated class action complaints were made against Epson America, Inc. ("EAI") in the United States, wherein a certified class sought damages arising from the adequacy of Epson's communication of ink levels in Epson inkjet cartridges. In October 2006, the court granted final approval of the settlement. Appeals have been resolved and the settlement is now final.
2. Action concerning payment of copyright fees in Germany
   The German organization for collecting copyright fees, Verwertungsgesellschaft Wort, has brought two actions against Epson Deutschland GmbH ("EDG"), a consolidated subsidiary of the Company, to seek payment of copyright fees, claiming that a certain type of printer that Epson sells corresponds to equipment for the private copying of copyrighted works, which are subject to copyright fees. The initial judgment determined that the printer is subject to a copyright fee and decreed that EDG pay the fee at a rate of between 10 to 256.70 euros per printer depending on the printer's printable pages per minute. Although the court of appeal rejected the initial judgment, the plaintiff has expressed dissatisfaction with this ruling, and has appealed to a higher court.

   Although it is difficult to predict the result of the appeal or even when the decision will be handed down, if the decision is unfavorable to Epson, Epson's results might consequently be affected.

(21) Epson is vulnerable to risks inherent in its tie-ups with other companies

One of Epson's options for business strategies is to enter business tie-ups with other companies. But if there is any review of the arrangements of the tie-up between the parties, there is a possibility the tie-ups will be dissolved or be subject to changes. There is also no assurance that the business strategy will succeed through the tie-ups exactly as expected or that they will contribute to Epson's results.

(22) Epson might be severely affected in the event of a natural disaster

Epson is undertaking a global expansion of its bases for research and development, procurement, manufacture, distribution, sales and services. It is possible that it could be affected by damage, power blackout, or other such disruption as a result of any number of unpredictable events, such as a natural disaster, computer virus or act of terrorism. In particular, the central area of Nagano Prefecture, where Epson has bases for its primary businesses, is a region at particularly high risk of earthquakes. There are numerous cities and towns in that region designated as "Areas Requiring Enhanced Measures to Respond to Disasters in Earthquakes," because they are places with a high degree of risk of a large-scale disaster in the event of an earthquake in the Tokai region; and an active fault line also traces the Itoigawa Shizuoka geotectonic line through the middle of the Nagano Prefecture region.

The areas classifiable as Areas Requiring Enhanced Measures to Respond to Disasters in Earthquakes were revised in April 2002, so Epson had to revise its earthquake-response policy, look into strengthening numerous buildings that were not built to resist earthquakes and measures to avoid losses in materials for important parts and create plans to prevent damage in earthquakes. Epson is also consolidating other such countermeasures, for example, continuing to disperse its manufacturing bases throughout other regions.

However, if a major earthquake occurs in the central Nagano Prefecture region, it is possible that, despite these efforts to avoid damage, the effect on Epson might be extremely severe.

And although Epson has taken out earthquake insurance to cover damage in the event of an earthquake, there is still a limit on the amount up to which Epson is covered for such damage.

(23) There are risks related to Epson's major shareholders

The Hattori family, who founded Epson and the individual shareholders who are related to the Hattori family, as well as the companies whose major shareholders are the Hattori family or such individual shareholders, have the power, if they jointly exercise their voting rights in Epson, to influence to a significant degree the outcome of resolutions of a general meeting of shareholders, such as those for the election of directors.

It is also possible that the interests of the Hattori family might conflict with the interests of other shareholders. For example, because the Hattori family is the major shareholder of Seiko Corporation and Seiko Instruments Inc., which are related in their businesses to Epson, it is possible that a conflict of interest might arise between those companies and Epson in transactions or competing businesses. In particular, Seiko Corporation delegates a large portion of the manufacturing its watches, its primary business, to Epson.

(24) Laws and regulations pose risks for Epson

Epson has businesses in which products require permission or licenses under laws and regulations, such as its plastic corrective lenses, which are subject to regulations of relevant authorities as they are considered medical devices in Japan. Such products do not represent a high percentage of Epson's overall sales or profit, but Epson is subject to the permission and other regulations of relevant authorities in its manufacturing and sale of those products in Japan.

Also, because a distributor subsidiary of Seiko Corporation sells the plastic corrective lenses, which are manufactured by Epson, in the United States and Europe, it is also subject to certain regulations in these regions-for example, relevant authorities in the United States make it generally compulsory to carry out tests of new drugs and to store them with the designated records relating to those drugs.

Regulations governing medical devices in Japan, the United States and other regions have changed in the past, so there is a possibility that they will also change in the future. If they do, there is a possibility the changes might impede the manufacture and sales of Epson's products and thereby adversely affect Epson's results.

Consolidated Balance Sheets

Seiko Epson Corporation and Subsidiaries

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
ASSETS	2006	2007	2007
Current assets:			
Cash and cash equivalents	¥ 280,114	¥ 334,873	$ 2,836,705
Time deposits	2,363	2,222	18,823
Short-term investments	2,000	—	—
Notes and accounts receivable, trade	244,770	218,988	1,855,044
Inventories	192,015	178,623	1,513,113
Deferred income taxes	34,952	33,235	281,533
Other current assets	42,865	48,991	415,002
Allowance for doubtful accounts	(3,677)	(3,658)	(30,987)
Total current assets	795,402	813,274	6,889,233
Property, plant and equipment:			
Buildings and structures	450,071	443,713	3,758,687
Machinery and equipment	568,293	560,587	4,748,725
Furniture and fixtures	208,944	207,930	1,761,372
Land	66,874	63,384	536,925
Construction in progress	6,060	5,804	49,166
Other	140	222	1,881
	1,300,382	1,281,640	10,856,756
Accumulated depreciation	(874,264)	(902,608)	(7,645,981)
	426,118	379,032	3,210,775
Investments and other assets:			
Investment securities	47,479	45,739	387,454
Investments in affiliates	2,331	2,443	20,695
Deferred income taxes	11,142	6,451	54,646
Intangible assets	24,287	24,895	210,885
Other assets	18,901	12,925	109,488
Allowance for doubtful accounts	(454)	(347)	(2,939)
	103,686	92,106	780,229
Total assets	¥1,325,206	¥1,284,412	$10,880,237

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND EQUITY	Millions of yen March 31 2006	 2007	Thousands of U.S. dollars March 31, 2007
Current liabilities:			
Short-term borrowings	¥ 49,804	¥ 37,498	$ 317,645
Current portion of long-term debt	113,731	96,364	816,298
Notes and accounts payable, trade	128,605	118,815	1,006,481
Accounts payable, other	102,341	107,969	914,604
Income taxes payable	12,274	7,578	64,193
Deferred income taxes	609	359	3,041
Accrued bonuses	11,833	16,950	143,583
Accrued warranty costs	17,974	12,726	107,802
Accrued litigation and related expenses	6,191	4,816	40,796
Other current liabilities	64,009	73,050	618,806
Total current liabilities	507,371	476,125	4,033,249
Long-term liabilities:			
Long-term debt	265,559	270,046	2,287,556
Accrued pension and severance costs	31,397	25,556	216,485
Accrued directors' and statutory auditors' retirement allowances	2,096	—	—
Accrued recycle costs	554	738	6,251
Accrued warranty costs	—	1,496	12,672
Accrued litigation and related expenses	2,349	826	6,997
Deferred income taxes	1,143	1,978	16,756
Other long-term liabilities	8,512	13,312	112,766
Total long-term liabilities	311,610	313,952	2,659,483
Minority interest in subsidiaries	31,705	—	—
Equity:			
Common stock			
Authorized — 607,458,368 shares,			
Issued — 196,364,592 shares	53,204	53,204	450,690
Additional paid-in capital	79,501	79,501	673,452
Retained earnings	327,324	313,946	2,659,432
Net unrealized gains on other securities	10,567	9,821	83,194
Net unrealized losses on derivative instruments	—	(35)	(296)
Translation adjustments	3,929	13,886	117,628
Treasury stock, at cost			
2006 — 1,307 shares, 2007 — 1,595 shares	(5)	(6)	(51)
Minority interest in subsidiaries	—	24,018	203,456
Total equity	474,520	494,335	4,187,505
Contingent liabilities			
Total liabilities and equity	¥1,325,206	¥1,284,412	$10,880,237

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Seiko Epson Corporation and Subsidiaries

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Net sales	¥1,479,750	¥1,549,568	¥1,416,032	$11,995,188
Cost of sales	1,070,011	1,194,781	1,059,259	8,972,969
Gross profit	409,739	354,787	356,773	3,022,219
Selling, general and administrative expenses:				
Salaries and wages	76,917	78,381	79,582	674,138
Advertising	32,522	31,643	26,215	222,067
Sales promotion	31,556	31,538	27,476	232,749
Research and development costs	42,903	44,570	43,054	364,710
Shipping costs	19,374	21,537	20,607	174,561
Provision for doubtful accounts	112	66	409	3,465
Other	115,388	121,294	109,087	924,074
	318,772	329,029	306,430	2,595,764
Operating income	90,967	25,758	50,343	426,455
Other income:				
Interest and dividend income	2,457	3,751	5,998	50,809
Net gain on foreign exchange	—	425	—	—
Rental income	1,531	1,469	1,620	13,723
Gain on change in interest due to business combination	—	12,424	—	—
Other	4,041	6,752	11,313	95,832
	8,029	24,821	18,931	160,364
Other expenses:				
Interest expenses	5,816	6,730	6,631	56,171
Net loss on foreign exchange	3,905	—	7,191	60,915
Loss on disposal of fixed assets	3,312	2,331	4,451	37,704
Reorganization costs	4,608	45,532	41,165	348,708
Provision for litigation and related expenses	—	8,540	1,129	9,564
Prior pension costs for foreign subsidiaries	2,285	—	—	—
Other	5,423	7,493	5,231	44,312
	25,349	70,626	65,798	557,374
Income (loss) before income taxes and minority interest	73,647	(20,047)	3,476	29,445
Income taxes:				
Current	21,394	16,564	10,784	91,351
Deferred	(1,493)	(7,377)	6,837	57,916
	19,901	9,187	17,621	149,267
Income (loss) before minority interest	53,746	(29,234)	(14,145)	(119,822)
Minority interest in subsidiaries	(1,943)	(11,317)	(7,051)	(59,729)
Net income (loss)	¥ 55,689	¥ (17,917)	¥ (7,094)	$ (60,093)

	Yen			U.S. dollars
Per share:				
Net income (loss)	¥283.60	¥(91.24)	¥(36.13)	$(0.31)
Cash dividends	¥ 22.00	¥ 29.00	¥ 32.00	$ 0.28

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity

Seiko Epson Corporation and Subsidiaries

		Millions of yen			
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥ 3,087
Net income	—	—	—	55,689	—
Cash dividends	—	—	—	(4,320)	—
Net unrealized gains on other securities	—	—	—	—	656
Translation adjustments	—	—	—	—	—
Changes in treasury stock	—	—	—	—	—
Balance at March 31, 2005	196,364,592	53,204	79,501	350,944	3,743
Net loss	—	—	—	(17,917)	—
Cash dividends	—	—	—	(5,695)	—
Decrease due to affiliates excluded under the equity method	—	—	—	(8)	—
Net unrealized gains on other securities	—	—	—	—	6,824
Translation adjustments	—	—	—	—	—
Changes in treasury stock	—	—	—	—	—
Balance at March 31, 2006	196,364,592	53,204	79,501	327,324	10,567
Reclassified balance at March 31, 2006	—	—	—	—	—
Net loss	—	—	—	(7,094)	—
Cash dividends	—	—	—	(6,284)	—
Net unrealized losses on other securities	—	—	—	—	(746)
Net unrealized losses on derivative instruments	—	—	—	—	—
Translation adjustments	—	—	—	—	—
Changes in treasury stock	—	—	—	—	—
Decrease of minority interest in subsidiaries	—	—	—	—	—
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥ 9,821

	Millions of yen				
	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Minority interest in subsidiaries	Total equity
Balance at March 31, 2004	¥—	¥(20,999)	¥ (1)	¥ —	¥414,367
Net income	—	—	—	—	55,689
Cash dividends	—	—	—	—	(4,320)
Net unrealized gains on other securities	—	—	—	—	656
Translation adjustments	—	6,480	—	—	6,480
Changes in treasury stock	—	—	(2)	—	(2)
Balance at March 31, 2005	—	(14,519)	(3)	—	472,870
Net loss	—	—	—	—	(17,917)
Cash dividends	—	—	—	—	(5,695)
Decrease due to affiliates excluded under the equity method	—	—	—	—	(8)
Net unrealized gains on other securities	—	—	—	—	6,824
Translation adjustments	—	18,448	—	—	18,448
Changes in treasury stock	—	—	(2)	—	(2)
Balance at March 31, 2006	—	3,929	(5)	—	474,520
Reclassified balance at March 31, 2006	—	—	—	31,705	31,705
Net loss	—	—	—	—	(7,094)
Cash dividends	—	—	—	—	(6,284)
Net unrealized losses on other securities	—	—	—	—	(746)
Net unrealized losses on derivative instruments	(35)	—	—	—	(35)
Translation adjustments	—	9,957	—	—	9,957
Changes in treasury stock	—	—	(1)	—	(1)
Decrease of minority interest in subsidiaries	—	—	—	(7,687)	(7,687)
Balance at March 31, 2007	¥(35)	¥ 13,886	¥ (6)	¥24,018	¥494,335

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity

Seiko Epson Corporation and Subsidiaries

	Thousands of U.S. dollars				
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments
Balance at March 31, 2006	$450,690	$673,452	$2,772,757	$89,513	$ —
Reclassified balance at March 31, 2006	—	—	—	—	—
Net loss	—	—	(60,093)	—	—
Cash dividends	—	—	(53,232)	—	—
Net unrealized losses on other securities	—	—	—	(6,319)	—
Net unrealized losses on derivative instruments	—	—	—	—	(296)
Translation adjustments	—	—	—	—	—
Changes in treasury stock	—	—	—	—	—
Decrease of minority interest in subsidiaries	—	—	—	—	—
Balance at March 31, 2007	$450,690	$673,452	$2,659,432	$83,194	$(296)

	Thousands of U.S. dollars			
	Translation adjustments	Treasury stock, at cost	Minority interest in subsidiaries	Total equity
Balance at March 31, 2006	$ 33,283	$(42)	$ —	$4,019,653
Reclassified balance at March 31, 2006	—	—	268,573	268,573
Net loss	—	—	—	(60,093)
Cash dividends	—	—	—	(53,232)
Net unrealized losses on other securities	—	—	—	(6,319)
Net unrealized losses on derivative instruments	—	—	—	(296)
Translation adjustments	84,345	—	—	84,345
Changes in treasury stock	—	(9)	—	(9)
Decrease of minority interest in subsidiaries	—	—	(65,117)	(65,117)
Balance at March 31, 2007	$117,628	$(51)	$203,456	$4,187,505

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Seiko Epson Corporation and Subsidiaries

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Cash flows from operating activities:				
Net income (loss)	¥ 55,689	¥ (17,917)	¥ (7,094)	$ (60,093)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —				
Depreciation and amortization	105,006	109,662	88,830	752,478
Reorganization costs	4,608	45,532	41,068	347,886
Accrual for net pension and severance costs, less payments	9,188	9,917	(5,102)	(43,219)
Net loss on sales and disposal of fixed assets	3,566	2,250	3,363	28,488
Gain on change in interest due to business combination	—	(12,424)	—	—
Equity in net gains under the equity method	(232)	(168)	(138)	(1,169)
Deferred income taxes	(1,493)	(7,377)	6,837	57,916
Decrease in allowance for doubtful accounts	(214)	(537)	(355)	(3,007)
Provision for litigation and related expenses	—	8,540	1,129	9,564
(Increase) decrease in notes and accounts receivable, trade	(43,371)	23,987	29,897	253,257
(Increase) decrease in inventories	(6,063)	(1,695)	21,281	180,271
Increase (decrease) in notes and accounts payable, trade	11,221	(20,526)	(10,864)	(92,029)
Increase (decrease) in accrued income taxes	5,748	(1,932)	(2,990)	(25,328)
Other	18,836	(19,815)	(5,633)	(47,717)
Net cash provided by operating activities	162,489	117,497	160,229	1,357,298
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	—	1,000	2,000	16,942
Payments for purchases of property, plant and equipment	(92,441)	(96,099)	(67,803)	(574,358)
Proceeds from sales of property, plant and equipment	1,978	1,315	7,317	61,982
Payments for purchases of intangible assets	(7,439)	(9,272)	(11,513)	(97,526)
Payments of long-term prepaid expenses	(1,009)	(3,296)	(945)	(8,005)
Payments for acquisition of additional stock of an affiliate	—	—	(3,306)	(28,005)
Payments for purchases of subsidiaries' stock	—	(1,034)	(2,000)	(16,942)
Proceeds from business combination, net of payment	140	12,204	—	—
Other	(625)	(84)	(169)	(1,432)
Net cash used in investing activities	(99,396)	(95,266)	(76,419)	(647,344)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	(40,577)	18,471	(12,657)	(107,217)
Proceeds from long-term debt	2,000	116,300	120,880	1,023,973
Repayments of long-term debt	(52,745)	(111,786)	(131,119)	(1,110,707)
Proceeds from issuance of subsidiaries' stock	—	2,674	—	—
Cash dividends	(4,320)	(5,694)	(6,284)	(53,232)
Other	(731)	(842)	(970)	(8,217)
Net cash provided by (used in) financing activities	(96,373)	19,123	(30,150)	(255,400)
Effect of exchange rate fluctuations on cash and cash equivalents	3,001	3,687	1,099	9,309
Net increase (decrease) in cash and cash equivalents	(30,279)	45,041	54,759	463,863
Cash and cash equivalents at the beginning of the year	265,183	234,904	280,114	2,372,842
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	—	169	—	—
Cash and cash equivalents at the end of the year	¥234,904	¥280,114	¥334,873	$2,836,705
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for —				
Interest and dividend received	¥ 2,594	¥ 3,794	¥ 5,983	$ 50,682
Interest paid	¥ (5,854)	¥ (6,678)	¥ (6,417)	$ (54,358)
Income taxes paid	¥ (15,646)	¥ (18,496)	¥ (13,774)	$ (116,679)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Seiko Epson Corporation and Subsidiaries

1. Basis of presenting consolidated financial statements

(1) Nature of operations

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts, along with unrealized inter-company profits, are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of significant unrealized inter-company profits.

The difference between the cost and the underlying net asset of investments in subsidiaries is recognized as "goodwill" and is included in intangible assets account (if the cost is in excess) or in other long-term liabilities account (if the underlying net asset is in excess). Goodwill is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the

average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as translation adjustments and minority interest in subsidiaries.

(3) Cash and cash equivalents

Cash and cash equivalents included in the consolidated financial statements comprise cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments

Investments in debt and equity securities

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, or 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair values in the consolidated balance sheets. Changes in unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving-average cost method. Other-than-temporary declines in the value of other securities are reflected in current income.

Derivative instruments

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period.

On December 9, 2005, the Accounting Standards Board of Japan (ASBJ) issued an Accounting Standard — ASBJ Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance — ASBJ Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Prior to April 1, 2006, if certain hedging criteria are met, such gains and losses arising from changes in fair value were deferred as assets or liabilities. Under the new accounting standards, such gains and losses are recorded as a separate component of equity, net of tax.

For interest rate swaps, if certain hedging criteria are met, they are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

Allowance for doubtful accounts

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted-average cost method.

(6) Property, plant and equipment

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese

income tax laws.

The estimated useful lives of significant depreciable assets principally range from eight to fifty years for buildings and structures and from two to eleven years for machinery and equipment.

(7) Intangible assets

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered to be impaired, an impairment charge is recorded for the excess of the carrying value of the long-lived asset over its recoverable amount.

(9) Accrued bonuses

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to its employees after the fiscal year-end for the services provided up to the balance sheet dates.

Accrued bonuses to directors and statutory auditors are provided for the estimated amounts which the Company is obligated to pay to directors and statutory auditors subject to the resolution of general shareholders' meeting subsequent to the fiscal year-end.

(10) Accrued warranty costs

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Accrued litigation and related expenses

Accrued litigation and related expenses are mainly provided for the estimated future compensation payment and litigation expenses.

(12) Income taxes

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(13) Pension and severance costs

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and the fair value of plan assets. Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the year-end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans.

Prior to June 23 2006, with respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision was made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. On June 23, 2006, the plan was terminated and the benefits granted prior to the termination date were included in other long-term liabilities account.

(14) Accrued recycle costs

At the time of sale, accrued recycle costs are provided for the estimated future returns of consumer personal computers.

(15) Presentation of equity and consolidated statements of changes in equity

On December 9, 2005, the ASBJ issued an Accounting Standard — ASBJ Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance — ASBJ Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Under these new accounting standards, certain items, which were previously presented as assets or liabilities, are now presented as components of equity. Such items include minority interest in subsidiaries and any unrealized gains or losses on derivative instruments.

On December 27, 2005, the ASBJ issued another Accounting Standard — ASBJ Statement No. 6 "Accounting Standard for Statement of Changes in Net Assets" and its Implementation Guidance — ASBJ Guidance No. 9 "Guidance on Accounting Standard for Statement of Changes in Net Assets". Effective as of April 1, 2006, Epson has adopted these new accounting standards. The consolidated statements of changes in shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under these new accounting standards and has been renamed "Consolidated Statements of Changes in Equity" from the current fiscal year.

(16) Revenue recognition

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(17) Research and development costs

Research and development costs are expensed as incurred.

(18) Leases

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(19) Net income per share

Net income per share is computed based on the weighted-average number of common shares outstanding during each fiscal period.

(20) Dividends

Dividends are charged to retained earnings in the fiscal year in which they are paid after approval by the shareholders. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(21) Reclassifications

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2007.

3. U.S. dollar amounts

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥118.05 = U.S.$1, the rate of exchange prevailing at March 31, 2007, has been used.

4. Acquisitions

(1) Business combination with Sanyo Electric Co., Ltd.

On October 1, 2004, the Company and Sanyo Electric Co., Ltd. ("Sanyo"), including ts subsidiaries Tottori Sanyo Electric Co., Ltd. and Sanyo LCD Engineering Co., Ltd. transferred their liquid crystal businesses to a joint venture company, Sanyo Epson Imaging Devices Corporation ("Sanyo Epson"), which has been renamed Epson Imaging Devices Corporation. The paid-in capital of Sanyo Epson was ¥15,000 million and it was owned 55% and 45% by the Company and by Sanyo, respectively, after the transfer. Sanyo Epson has been a consolidated subsidiary of the Company.

Epson transferred its D-TFD LCD and STN LCD businesses and Sanyo and its subsidiaries ("Sanyo Group") transferred its LTPS-TFT LCD and Amorphous-silicon TFT LCD businesses. The HTPS-TFT LCD business and Organic Light-Emitting displays operations of Epson and Organic Light-Emitting displays business of the Sanyo Group were not transferred to Sanyo Epson.

Upon acquisition, net cash proceeds of ¥140 million represented cash and cash equivalents of ¥340 million held by the Sanyo Group at the date of the integration, which were offset by the cash consideration of ¥200 million for the integration. Net cash proceeds from acquisition of ¥140 million was included in cash flows from investing activities in the consolidated statements of cash flows for the year ended March 31, 2005.

The composition of the assets acquired and liabilities assumed from the Sanyo Group in the year ended March 31, 2005 was as follows:

	Millions of yen
	Year ended March 31, 2005
Current assets	¥ 17,004
Fixed assets	40,930
Short-term borrowings	(10,365)
Current portion of long-term debt	(5,022)
Current liabilities	(1,618)
Long-term debt	(16,040)
Long-term liabilities	(2,759)
Consolidation adjustment	5,115
Minority interest in subsidiaries	(27,045)
Consideration for acquisition	¥ 200

(2) Business combination with Toyo Communication Equipment Co., Ltd.

On October 1, 2005, the Company and Toyo Communication Equipment Co., Ltd. ("Toyo") combined their respective quartz device businesses and commenced operations as the succeeding company, Epson Toyocom Corporation ("Epson Toyocom"). Under the business merger agreement and corporate split agreement, the Company split-off its quartz device business (excluding optical devices) and transferred it to Epson Toyocom.

The Company acquired 99,000,000 shares of common stock and 20,000,000 shares of subordinate common stock with voting rights issued by Toyo as a result of the business split and business merger transactions. As a result, Epson Toyocom was owned 67.9% by the Company (without considering dilutive shares), after the transactions. Epson Toyocom has been a consolidated subsidiary of the Company.

The composition of the assets acquired and liabilities assumed from the Toyo Group in the year ended March 31, 2006 was as follows:

	Millions of yen
	Year ended March 31, 2006
Current assets	¥ 32,128
Fixed assets	31,224
Short-term borrowings	(100)
Current portion of long-term debt	(7,144)
Current liabilities	(8,773)
Long-term debt	(5,673)
Long-term liabilities	(8,402)
Consolidation adjustment	(6,840)
Minority interest in subsidiaries	(13,996)
Change in interest due to business combination	(12,424)
Cash and cash equivalents held by the Toyo Group	12,204
Proceeds from business combination, net of payment	¥ 12,204

(3) Acquisition of Yasu Semiconductor Corporation

The Company held 50% of the total outstanding shares of Yasu Semiconductor Corporation ("YSC"), a 50:50 joint venture established with International Business Machines Corporation and its affiliates (collectively, "IBM"), with the aim of, among other things, operating a facility that produces semiconductors.

IBM had an option to sell its 50% of YSC shares to the Company for ¥9,450 million ($80,051 thousand) effective from the end of June 2006, while the Company had an option to buy those shares for the same amount effective from the same date. Their respective options were exercised on July 1, 2006. As a result, YSC became a wholly owned subsidiary of the Company.

The goodwill arising from the acquisition of the shares totaled ¥1,937 million ($16,408 thousand). Due to the dissolution of YSC, the goodwill was impaired in full and recognized as part of reorganization costs for the year ended March 31, 2007.

The consolidated financial statements include YSC's financial results from July 1, 2006 to March 31, 2007.

The assets acquired and liabilities assumed on the date of the business combination in accordance with purchase method were ¥10,075 million ($85,345 thousand) and ¥3,324 million ($28,158 thousand), respectively.

Upon acquisition, net cash payments of ¥3,306 million ($28,005 thousand) represented cash and cash equivalents of ¥6,144 million ($52,046 thousand) held by YSC at the date of the acquisition, which were offset by the cash consideration of ¥9,450 million ($80,051 thousand) for the acquisition. It was disclosed as "Payments for acquisition of additional stock of an affiliate" in the consolidated statements of cash flows for the year ended March 31, 2007.

The composition of the assets acquired and liabilities assumed by the acquisition of YSC in the year ended March 31, 2007 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Year ended March 31,	Year ended March 31,
	2007	2007
Current assets	¥ 8,554	$ 72,461
Fixed assets	1,521	12,885
Current liabilities	(1,401)	(11,868)
Long-term liabilities	(1,161)	(9,835)
Goodwill	1,937	16,408
Consideration for acquisition	¥ 9,450	$ 80,051

The business combination is not expected to have a material effect on the consolidated statements of income for the year ended March 31, 2007, assuming the combination is completed on the first day of the year, and the effect is not audited.

5. Notes receivable and notes payable maturing at fiscal year-end

Notes receivable and notes payable are settled on the date of clearance. As March 31, 2007 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled and were included in the ending balance of notes and accounts receivable, trade account and notes and accounts payable, trade account as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥272	$2,304
Notes payable	463	3,922

6. Inventories

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2006 and 2007 were ¥14,383 million and ¥13,960 million ($118,255 thousand), respectively.

7. Investments in debt and equity securities

Epson classifies all investments in debt and equity securities in either held-to-maturity debt securities or other securities.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at March 31, 2006 and 2007, were as follows:

	Millions of yen			
	March 31, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥11,044	¥16,726	¥(22)	¥27,748
Debt securities	53	1	(—)	54
Other	222	—	(—)	222
Total	¥11,319	¥16,727	¥(22)	¥28,024

	Millions of yen			
	March 31, 2007			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥11,214	¥15,437	¥(121)	¥26,530
Debt securities	1	—	(—)	1
Other	279	—	(—)	279
Total	¥11,494	¥15,437	¥(121)	¥26,810

	Thousands of U.S. dollars			
	March 31, 2007			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$94,993	$130,767	$(1,025)	$224,735
Debt securities	9	—	(—)	9
Other	2,363	—	(—)	2,363
Total	$97,365	$130,767	$(1,025)	$227,107

The carrying amount of other securities, which was carried at cost and included in investment securities account at March 31, 2006 and 2007, comprised the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Other securities	2006	2007	2007
Unlisted equity securities	¥19,328	¥18,866	$159,813
Other	127	63	534
Total	¥19,455	¥18,929	$160,347

The carrying amount of held-to-maturity debt securities, which was carried at amortized cost and included in cash and cash equivalents account and short-term investments account at March 31, 2006 and 2007, comprised the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Held-to-maturity debt securities	2006	2007	2007
Commercial paper	¥39,984	¥30,983	$262,457
Unlisted debt securities	2,000	—	—
Total	¥41,984	¥30,983	$262,457

For the years ended March 31, 2006 and 2007, other-than-temporary impairments of securities with an aggregate market value that were charged to current income were ¥4 million and ¥168 million ($1,423 thousand), respectively. For the year ended March 31, 2005, there were no other-than-temporary impairments of securities. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

8. Derivative instruments

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson's management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the forward exchange committee (which comprises representatives of Epson's management) and executed based on authorization of the general manager of Epson in charge of the finance function in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Transactions are executed and managed by the responsible section in the financial department and reported to the general manager.

The table below lists contract amounts and fair values of derivatives as at March 31, 2006 and 2007 by transactions and types of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
	March 31, 2006		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar (purchased Japanese yen)	¥ 7,791	¥ 7,873	¥ (82)
Euro (purchased Japanese yen)	15,928	16,515	(587)
Sterling pound (purchased Japanese yen)	971	980	(9)
Australian dollar (purchased Japanese yen)	1,070	1,053	17
Thai baht (purchased U.S. dollar)	195	194	1
Philippine peso (purchased U.S. dollar)	114	115	(1)
Japanese yen (purchased Euro)	707	702	5
U.S. dollar (purchased Euro)	919	921	(2)
Polish zloty (purchased Euro)	144	145	(1)
U.S. dollar (purchased Sterling pound)	649	649	0
Purchased —			
U.S. dollar (sold Japanese yen)	746	741	(5)
Euro (sold Japanese yen)	134	135	1
Sterling pound (sold Euro)	369	369	0
U.S. dollar (sold Taiwan dollar)	467	469	2
Total unrealized losses from forward exchange contracts			¥(661)

Instruments	Millions of yen March 31, 2007 Contract amounts	 Fair values	 Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar (purchased Japanese yen)	¥10,699	¥10,717	¥ (18)
Euro (purchased Japanese yen)	8,357	8,855	(498)
Sterling pound (purchased Japanese yen)	573	576	(3)
Australian dollar (purchased Japanese yen)	1,326	1,422	(96)
Philippine peso (purchased U.S. dollar)	135	136	(1)
U.S. dollar (purchased Euro)	1,179	1,183	(4)
Sterling pound (purchased Euro)	231	231	(0)
Polish zloty (purchased Euro)	162	163	(1)
Japanese yen (purchased Singapore dollar)	362	351	11
U.S. dollar (purchased Singapore dollar)	179	177	2
Euro (purchased Singapore dollar)	141	141	(0)
Australian dollar (purchased Singapore dollar)	8	8	(0)
Purchased —			
U.S. dollar (sold Japanese yen)	356	354	(2)
Euro (sold Japanese yen)	76	77	1
Sterling pound (sold Singapore dollar)	20	20	0
U.S. dollar (sold Taiwan dollar)	345	354	9
Total unrealized losses from forward exchange contracts			¥(600)

Instruments	Thousands of U.S. dollars March 31, 2007 Contract amounts	 Fair values	 Unrealized gains (losses)
Forward exchange contracts:			
Sold —			
U.S. dollar (purchased Japanese yen)	$90,631	$90,784	$ (153)
Euro (purchased Japanese yen)	70,792	75,011	(4,219)
Sterling pound (purchased Japanese yen)	4,854	4,879	(25)
Australian dollar (purchased Japanese yen)	11,233	12,046	(813)
Philippine peso (purchased U.S. dollar)	1,144	1,152	(8)
U.S. dollar (purchased Euro)	9,987	10,021	(34)
Sterling pound (purchased Euro)	1,957	1,957	(0)
Polish zloty (purchased Euro)	1,373	1,381	(8)
Japanese yen (purchased Singapore dollar)	3,066	2,973	93
U.S. dollar (purchased Singapore dollar)	1,516	1,499	17
Euro (purchased Singapore dollar)	1,194	1,194	(0)
Australian dollar (purchased Singapore dollar)	68	68	(0)
Purchased —			
U.S. dollar (sold Japanese yen)	3,016	2,999	(17)
Euro (sold Japanese yen)	644	652	8
Sterling pound (sold Singapore dollar)	169	169	0
U.S. dollar (sold Taiwan dollar)	2,923	2,999	76
Total unrealized losses from forward exchange contracts			$(5,083)

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

There were no interest rate swap transactions outstanding at March 31, 2006 and 2007, other than derivatives eligible for hedge accounting.

9. Short-term borrowings and long-term debt

Short-term borrowings and long-term debt at March 31, 2006 and 2007 comprised the following:

	Millions of yen				Thousands of U.S. dollars
	March 31				March 31,
	2006	2007			2007
	Amount	Amount	Average interest rate	Last due	Amount
Short-term borrowings	¥ 49,804	¥ 37,498	1.27%	2007	$ 317,645
Current portion of long-term debt	113,731	96,364	1.33	2008	816,298
Long-term debt from financial institutions	212,859	190,046	1.29	2012	1,609,877
Unsecured bonds issued by the Company	30,000	30,000	1.05	2010	254,130
Unsecured bonds issued by the Company	20,000	20,000	1.44	2012	169,419
Unsecured bonds issued by the Company	—	30,000	1.65	2011	254,130
Unsecured convertible bonds issued by a subsidiary, convertible at ¥425 ($3.60)	2,700	—	—	—	—
Total	¥429,094	¥403,908			$3,421,499

Average interest rates are calculated using weighted-average interest rates as at March 31, 2007.

The maturities of long-term debt outstanding as at March 31, 2007 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 96,364	$ 816,298
2009	62,759	531,631
2010	31,822	269,564
2011	82,071	695,222
2012	73,394	621,719
Thereafter	20,000	169,420
Total	¥366,410	$3,103,854

As at March 31, 2007, the Company had line-of-credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($677,679 thousand). As at March 31, 2007, there were unused credit lines of ¥50,000 million ($423,549 thousand) outstanding and available.

10. Goodwill

Epson had goodwill and negative goodwill as at March 31, 2006 and 2007. Negative goodwill was recorded in other long-term liabilities account after being offset against goodwill. The amount of negative goodwill as at March 31, 2006 was ¥3,968 million. The amounts of goodwill and negative goodwill before offsetting as at March 31, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥ 256	$ 2,169
Negative goodwill	4,621	39,144

11. Pension and severance costs

The Company and its Japanese subsidiaries maintain corporate defined benefit pension plans and defined contribution pension plans covering the majority of their employees.

Some of the Company's Japanese subsidiaries maintain tax qualified pension plans that are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The funded status of these plans at March 31, 2006 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Projected benefit obligations	¥202,922	¥218,077	$1,847,327
Plan assets at fair value	191,883	203,930	1,727,488
Unfunded status	11,039	14,147	119,839
Unrecognized items:			
Prior service cost reduction from plan amendment	7,441	6,449	54,629
Actuarial gains	7,208	3,600	30,496
Accrued pension and severance costs — net	25,688	24,196	204,964
Prepaid pension cost	5,709	1,360	11,521
Accrued pension and severance costs	¥ 31,397	¥ 25,556	$ 216,485

The composition of net pension and severance costs for the years ended March 31, 2005, 2006 and 2007 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Service cost	¥ 7,397	¥ 7,889	¥ 7,376	$ 62,482
Interest cost	4,355	4,862	5,415	45,870
Expected return on plan assets	(4,728)	(5,079)	(6,050)	(51,249)
Amortization and expenses:				
Prior service costs	(2,752)	(2,733)	(2,619)	(22,186)
Actuarial losses	8,849	8,382	3,119	26,421
Net pension and severance costs	13,121	13,321	7,241	61,338
Contribution to defined contribution pension plan	2,067	2,976	3,258	27,599
	¥15,188	¥16,297	¥10,499	$ 88,937

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2005, 2006 and 2007 were primarily as follows:

	Year ended March 31		
	2005	2006	2007
Discount rate	2.5%	2.5%	2.5%
Long-term rate of return on plan assets	3.0	3.0	3.0

The Company and one consolidated subsidiary changed approximately a half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004. As a result of this transfer, gain on transition of retirement benefit plan of ¥207 million was recorded in other income for the year ended March 31, 2005 in accordance with "Accounting for Transition of Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by the ASBJ).

The Company had entered into a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust. In December 2004, the Company canceled the retirement benefit trust agreement and trusted marketable securities of ¥6,625 million were returned to the Company. As a result, prepaid pension cost at March 31, 2005 decreased. Loss on the return of the trusted marketable securities of ¥328 million was recorded in other expenses for the year ended March 31, 2005.

Additional severance costs of ¥2,285 million, which related to specific prior pension costs for foreign subsidiaries, were recorded in the consolidated statements of income for the year ended March 31, 2005.

12. Equity

The Japanese Corporation Law, which came into effect on May 1, 2006, provides that an amount equal to 10% of dividends shall be appropriated as additional paid-in capital or legal reserve on the date of distribution until an aggregated amount of additional paid-in capital and legal reserve equals 25% of common stock. The Commercial Code of Japan, which was in effect before the Japanese Corporation Law, provided that at least 10% of appropriations of retained earnings that were paid in cash shall be appropriated as legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equaled 25% of common stock.

The Japanese Corporation Law stipulates requirements on distributions of retained earnings similar to those of the Commercial Code of Japan. Under the Japanese Corporation Law, such distributions can be made at any time by resolution of the shareholders, or by the board of directors if certain conditions are met.

Under the Japanese Corporation Law, the distributions of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such distributions are recorded at the time of resolution.

The amounts of year-end cash dividend per share and interim cash dividend per share, which the Company paid to the shareholders of record as at the respective period-ends for the years ended March 31, 2005, 2006 and 2007, were as follows:

	Yen			U.S. dollars
	Year ended March 31			Year ended March 31,
Cash dividend per share	2005	2006	2007	2007
Year-end	¥ 9.00	¥13.00	¥16.00	$0.14
Interim	13.00	16.00	16.00	0.14
Total	¥22.00	¥29.00	¥32.00	$0.28

The effective dates of the distribution for year-end and interim cash dividend, which was paid during the year ended March 31, 2007, were June 26, 2006 and November 30, 2006, respectively.

The proposed cash dividend of retained earnings of the Company for the year ended March 31, 2007 approved at the general shareholders' meeting, which was held on June 26, 2007, was as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividend	¥3,142	$26,616
	Yen	U.S. dollars
Cash dividend per share	¥16.00	$0.14

The effective date of the distribution is June 27, 2007.

13. Net income (loss) per share

Calculation of net income (loss) per share for the years ended March 31, 2005, 2006 and 2007 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Net income (loss) attributable to common shares	¥55,689	¥(17,917)	¥(7,094)	$(60,093)
Weighted-average number of common shares outstanding:				
— Basic	196,364,103	196,363,643	196,363,144	
— Diluted	—	—	—	

	Yen			U.S. dollars
Net income (loss) per share:				
— Basic	¥283.60	¥(91.24)	¥(36.13)	$(0.31)
— Diluted	¥ —	¥ —	¥ —	$ —

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the year ended March 31, 2005. Diluted net income per share was not calculated herein since Epson had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the years ended March 31, 2006 and 2007.

14. Income taxes

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 40.4% for each of the years ended March 31, 2005, 2006 and 2007.

The significant components of deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥ 25,573	¥ 32,302	$273,630
Inter-company profits on inventories and write downs	8,219	9,212	78,035
Accrued pension and severance costs	9,378	8,591	72,774
Accrued bonuses	4,038	5,495	46,548
Devaluation of investment securities	5,940	4,914	41,626
Net operating tax loss carry-forwards	22,307	4,871	41,262
Accrued warranty costs	5,663	4,352	36,866
Accrued litigation and related expenses	3,453	3,637	30,809
Others	24,159	21,699	183,812
Gross deferred tax assets	108,730	95,073	805,362
Less: valuation allowance	(26,648)	(19,231)	(162,906)
Total deferred tax assets	82,082	75,842	642,456
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries and affiliates	(25,284)	(26,751)	(226,607)
Net unrealized gains on other securities	(5,908)	(5,347)	(45,295)
Net unrealized gains on land held by a subsidiary	(2,613)	(2,613)	(22,135)
Reserve for special depreciation for tax purpose	(3,383)	(2,253)	(19,085)
Others	(552)	(1,529)	(12,952)
Gross deferred tax liabilities	(37,740)	(38,493)	(326,074)
Net deferred tax assets	¥ 44,342	¥ 37,349	$316,382

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2007 was a decrease of ¥7,417 million ($62,829 thousand).

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries and affiliates.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2005	2006	2007
Statutory income tax rate	40.4%	40.4%	40.4%
Reconciliation:			
Changes in valuation allowance	(0.6)	(95.8)	365.0
Unrecognized tax benefit for inter-company profit elimination	—	(20.1)	225.4
Impairment of goodwill	—	—	(43.1)
Tax for the prior period	—	4.4	(16.2)
Gain on change in interest due to business combination	—	24.8	—
Tax credits	(6.9)	—	—
Recognized tax benefit for inter-company profit elimination	(3.6)	—	—
Entertainment expenses, etc. permanently non-tax deductible	(0.1)	—	—
Other	(2.2)	0.5	(64.5)
Income tax rate per statements of income	27.0%	(45.8%)	507.0%

15. Research and development costs

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥89,042 million, ¥92,939 million and ¥84,690 million ($717,406 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

16. Reorganization costs

The reorganization costs for the year ended March 31, 2005 mainly comprised costs associated with revamping the product mix accompanying a restructuring of the domestic display business.

The reorganization costs for the year ended March 31, 2006 mainly comprised a consolidation and integration of production sites and a reorganization of production lines accompanying structural reforms.

The reorganization costs for the year ended March 31, 2007 mainly comprised impairment losses, which were associated with certain business assets whose utility value declined as a result of structural reforms accompanying strategic changes in the display business, and a reorganization of production sites.

17. Impairment losses

Epson's business assets generally are grouped by business segment under the Company's management accounting system, and their cash flows are continuously monitored. Idle assets are separately assessed for impairment on the individual asset level. Impairment tests were performed for both types of assets. The net book value of a business asset was reduced to its recoverable amount when there was substantial deterioration in the asset's future earning potential due to adverse changes in the marketplace resulting in lower product prices or due to change in the utilization plan. The carrying value of idle assets is reduced to its recoverable amount when their net selling prices are substantially lower than their carrying values.

For the year ended March 31, 2006, Epson impaired LCD production equipment, semiconductor production equipment and other. A reduction in value of ¥34,303 million was recognized in reorganization costs and other expenses account. The reduction mainly comprised ¥14,914 million for buildings and structures, ¥10,090 million for machinery and equipment, ¥1,301 million for furniture and fixtures, ¥542 million for intangible assets, and ¥7,102 million for long-term prepaid expenses.

For the year ended March 31, 2007, Epson impaired LCD production equipment and other. A reduction in value of ¥41,733 million ($353,520 thousand) was recognized in reorganization costs and other expenses account. The reduction mainly comprised ¥12,672 million ($107,344 thousand) for buildings and structures, ¥10,670 million ($90,385 thousand) for machinery and equipment, ¥3,785 million ($32,063 thousand) for furniture and fixtures, ¥2,772 million ($23,482 thousand) for goodwill, and ¥8,977 million ($76,044 thousand) for future lease payments.

The recoverable amounts of impaired business assets were calculated on the basis of the assets' value in use. The recoverable amounts of idle assets were determined using their net selling prices, which were assessed on the basis of reasonable estimates. The values in use were calculated by applying 5.5% and 6.3% discount rate to the assets' expected future cash flows for the years ended March 31, 2006 and 2007, respectively.

18. Cash flow information

Cash and cash equivalents at March 31, 2006 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Cash and deposits	¥233,087	¥296,764	$2,513,884
Short-term investments	41,984	30,983	262,457
Short-term loans receivables	10,000	10,000	84,710
Subtotal	285,071	337,747	2,861,051
Less:			
Short-term borrowings (overdrafts)	(594)	(652)	(5,523)
Time deposits due over three months	(2,363)	(2,222)	(18,823)
Short-term investments due over three months	(2,000)	(—)	(—)
Cash and cash equivalents	¥280,114	¥334,873	$2,836,705

The Company obtained marketable securities, the fair value of which was ¥10,003 million and ¥9,932 million ($84,134 thousand) at March 31, 2006 and 2007, respectively, as deposit for the short-term loans receivables above.

19. Leases

As described in Note 2 (18), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2005, 2006 and 2007 amounted to ¥10,369 million, ¥17,639 million and ¥16,232 million ($137,501 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2006 and 2007 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Acquisition cost:			
Buildings and structures	¥ —	¥ 1,785	$ 15,121
Machinery and equipment	78,183	56,802	481,169
Furniture and fixtures	3,375	2,438	20,652
Intangible assets	592	273	2,313
	82,150	61,298	519,255
Less:			
Accumulated depreciation	(50,302)	(42,366)	(358,882)
Accumulated impairment loss	(821)	(9,024)	(76,442)
	(51,123)	(51,390)	(435,324)
Net book value	¥ 31,027	¥ 9,908	$ 83,931

Depreciation expenses for these leased assets for the years ended March 31, 2005, 2006 and 2007 would have been ¥9,435 million, ¥15,965 million and ¥14,637 million ($123,990 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the years ended March 31, 2005, 2006 and 2007 would have been ¥982 million, ¥1,470 million and ¥920 million ($7,793 thousand), respectively.

Epson has recognized an impairment loss for future lease payments of impaired capital lease assets in accordance with Japanese accounting standards, which was recorded in reorganization costs. The amount was ¥1,184 million, ¥317 million and ¥8,977 million ($76,044 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Future lease payments for capital leases at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2006	2007	2007
Due within one year	¥15,332	¥ 8,719	$ 73,859
Due after one year	18,033	11,134	94,316
Total	¥33,365	¥19,853	$168,175

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥565 million and ¥8,989 million ($76,146 thousand) as of March 31, 2006 and 2007, respectively. Lease payments for impaired capital lease assets in the years ended March 31, 2006 and 2007 were ¥472 million and ¥188 million ($1,593 thousand), respectively.

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2006	2007	2007
Due within one year	¥ 4,482	¥ 5,307	$ 44,955
Due after one year	12,129	10,705	90,682
Total	¥16,611	¥16,012	$135,637

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease receipts	2006	2007	2007
Due within one year	¥ 315	¥—	$—
Due after one year	1,505	—	—
Total	¥1,820	¥—	$—

20. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2006 and 2007 were ¥2,920 million and ¥2,447 million ($20,729 thousand), respectively.

21. Related party transactions

The Company has entered into real estate lease agreements with K.K. Sunritz ("Sunritz"). Mr. Yasuo Hattori, a vice-chairman and director of the Company, and his relatives own 9.5% and 71.3% of the outstanding shares of Sunritz, respectively.

Mr. Saburo Kusama, a chairman and director of the Company, is a chairman of SE GAKUEN Educational Foundation ("SE GAKUEN") and a chairman of Epson International Scholarship Foundation ("International Scholarship Foundation"). Mr. Saburo Kusama owns 0.0% of the outstanding shares of the Company.

Transactions with these related parties for the years ended March 31, 2005, 2006 and 2007, and related balances at March 31, 2006 and 2007, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Transactions:				
With Sunritz —				
Rental expenses for real estates	¥115	¥71	¥19	$161
With SE GAKUEN —				
Other incomes	69	45	84	712
Other expenses	3	—	—	—
With International Scholarship Foundation —				
Other expenses	—	—	20	169
With other related companies —				
Other expenses	57	2	—	—

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Balances:			
With Sunritz —			
Other investments	¥2	¥2	$17
With SE GAKUEN —			
Other current assets	7	7	59

22. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, laser printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units, crystal oscillators and optical devices.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

On April 1, 2006, the Company's optical device business (excluding the corrective lens business) was transferred to a consolidated subsidiary, Epson Toyocom Corporation. The Company's optical device business, which boasts expertise in optical components for 3LCD projectors, was merged with Epson Toyocom's optical device business, which specializes in areas such as image correction for digital cameras and optical pickup components for DVD recorders. This reorganization seeks to efficiently combine markets, technologies, and development resources with the objective of bolstering the Epson's technology development capabilities, enhancing its market competitiveness, and increasing the value of its business.

With this reorganization, the results of the Company's optical device business, which were formerly reported under precision products segment, are reported under electronic devices segment. This change is effective from the current fiscal year. The effect of the reorganization on segment information is immaterial and is thus not reported herein.

The table below summarizes the business segment information of Epson for the years ended March 31, 2005, 2006 and 2007:

	Millions of yen					
	Year ended March 31, 2005					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥942,401	¥454,616	¥76,827	¥ 5,906	—	¥1,479,750
Inter-segment	3,628	27,995	4,316	28,604	¥ (64,543)	—
Total	946,029	482,611	81,143	34,510	(64,543)	1,479,750
Operating expenses	884,474	444,058	78,707	47,514	(65,970)	1,388,783
Operating income (loss)	¥ 61,555	¥ 38,553	¥ 2,436	¥ (13,004)	¥ 1,427	¥ 90,967
Identifiable assets	¥373,172	¥468,588	¥50,352	¥147,448	¥258,230	¥1,297,790
Depreciation and amortization	¥ 30,488	¥ 54,685	¥ 3,930	¥ 15,138	¥ —	¥ 104,241
Capital expenditures	¥ 26,182	¥109,197	¥ 4,899	¥ 17,257	¥ —	¥ 157,535

	Millions of yen					
	Year ended March 31, 2006					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥973,690	¥489,460	¥81,463	¥ 4,955	—	¥1,549,568
Inter-segment	2,753	37,507	4,315	28,022	¥ (72,597)	—
Total	976,443	526,967	85,778	32,977	(72,597)	1,549,568
Operating expenses	931,422	536,726	83,427	45,757	(73,522)	1,523,810
Operating income (loss)	¥ 45,021	¥ (9,759)	¥ 2,351	¥ (12,780)	¥ 925	¥ 25,758
Identifiable assets	¥384,114	¥414,100	¥57,935	¥156,936	¥312,121	¥1,325,206
Depreciation and amortization	¥ 29,668	¥ 59,694	¥ 4,146	¥ 15,797	¥ —	¥ 109,305
Capital expenditures	¥ 32,395	¥ 60,560	¥ 4,464	¥ 23,558	¥ (2,694)	¥ 118,283

	Millions of yen					
	Year ended March 31, 2007					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥913,476	¥411,269	¥86,903	¥ 4,384	—	¥1,416,032
Inter-segment	2,854	33,434	841	25,926	¥ (63,055)	—
Total	916,330	444,703	87,744	30,310	(63,055)	1,416,032
Operating expenses	832,094	470,758	84,168	42,466	(63,797)	1,365,689
Operating income (loss)	¥ 84,236	¥ (26,055)	¥ 3,576	¥ (12,156)	¥ 742	¥ 50,343
Identifiable assets	¥376,770	¥356,309	¥60,352	¥133,677	¥357,304	¥1,284,412
Depreciation and amortization	¥ 30,634	¥ 42,226	¥ 3,513	¥ 13,230	¥ —	¥ 89,603
Capital expenditures	¥ 38,652	¥ 33,025	¥ 4,694	¥ 12,251	¥ (11,074)	¥ 77,548

	Thousands of U.S. dollars					
	Year ended March 31, 2007					
	Business segment					
	Information-related equipment	Electronic devices	Precision products	Other	Eliminations and corporate	Consolidated
Net sales:						
Customers	$7,736,043	$3,483,854	$736,154	$ 37,137	—	$11,995,188
Inter-segment	24,176	283,219	7,124	219,619	$ (534,138)	—
Total	7,762,219	3,767,073	743,278	256,756	(534,138)	11,995,188
Operating expenses	7,048,657	3,987,785	712,986	359,729	(540,424)	11,568,733
Operating income (loss)	$ 713,562	$ (220,712)	$ 30,292	$ (102,973)	$ 6,286	$ 426,455
Identifiable assets	$3,191,614	$3,018,289	$511,241	$1,132,376	$3,026,717	$10,880,237
Depreciation and amortization	$ 259,500	$ 357,696	$ 29,759	$ 112,071	$ —	$ 759,026
Capital expenditures	$ 327,421	$ 279,754	$ 39,763	$ 103,778	$ (93,808)	$ 656,908

The amounts of corporate assets included in "Eliminations and corporate" were ¥277,312 million, ¥327,855 million and ¥374,216 million ($3,169,979 thousand) at March 31, 2005, 2006 and 2007, respectively, and mainly comprised cash and cash equivalents, securities and short-term loans receivable.

For the year ended March 31, 2006, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥426 million, ¥33,343 million, ¥416 million and ¥118 million, respectively.

For the year ended March 31, 2007, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment, was ¥209 million ($1,771 thousand), ¥41,038 million ($347,632 thousand), ¥273 million ($2,313 thousand) and ¥213 million ($1,804 thousand), respectively.

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2005, 2006 and 2007:

	Millions of yen					
	Year ended March 31, 2005					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 694,344	¥242,898	¥325,998	¥216,510	—	¥1,479,750
Inter-segment	540,694	41,618	2,525	481,541	¥(1,066,378)	—
Total	1,235,038	284,516	328,523	698,051	(1,066,378)	1,479,750
Operating expenses	1,192,107	271,363	317,000	677,897	(1,069,584)	1,388,783
Operating income	¥ 42,931	¥ 13,153	¥ 11,523	¥ 20,154	¥ 3,206	¥ 90,967
Identifiable assets	¥ 851,767	¥ 77,661	¥ 74,867	¥185,522	¥ 107,973	¥1,297,790

	Millions of yen					
	Year ended March 31, 2006					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 742,093	¥263,196	¥310,902	¥233,377	—	¥1,549,568
Inter-segment	565,438	45,701	2,784	606,268	¥(1,220,191)	—
Total	1,307,531	308,897	313,686	839,645	(1,220,191)	1,549,568
Operating expenses	1,323,858	296,267	306,010	814,220	(1,216,545)	1,523,810
Operating income (loss)	¥ (16,327)	¥ 12,630	¥ 7,676	¥ 25,425	¥ (3,646)	¥ 25,758
Identifiable assets	¥ 791,482	¥102,063	¥ 75,944	¥231,201	¥ 124,516	¥1,325,206

	Millions of yen					
	Year ended March 31, 2007					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	¥ 640,727	¥250,374	¥289,286	¥235,645	—	¥1,416,032
Inter-segment	602,431	41,264	10,098	551,842	¥(1,205,635)	—
Total	1,243,158	291,638	299,384	787,487	(1,205,635)	1,416,032
Operating expenses	1,208,070	279,735	299,792	766,293	(1,188,201)	1,365,689
Operating income (loss)	¥ 35,088	¥ 11,903	¥ (408)	¥ 21,194	¥ (17,434)	¥ 50,343
Identifiable assets	¥ 703,822	¥102,831	¥ 83,202	¥232,618	¥ 161,939	¥1,284,412

	Thousands of U.S. dollars					
	Year ended March 31, 2007					
	Geographic region					
	Japan	The Americas	Europe	Asia/ Oceania	Eliminations and corporate	Consolidated
Net sales:						
Customers	$ 5,427,590	$2,120,915	$2,450,538	$1,996,145	—	$11,995,188
Inter-segment	5,103,185	349,546	85,540	4,674,647	$(10,212,918)	—
Total	10,530,775	2,470,461	2,536,078	6,670,792	(10,212,918)	11,995,188
Operating expenses	10,233,545	2,369,631	2,539,534	6,491,258	(10,065,235)	11,568,733
Operating income (loss)	$ 297,230	$ 100,830	$ (3,456)	$ 179,534	$ (147,683)	$ 426,455
Identifiable assets	$ 5,962,067	$ 871,080	$ 704,803	$1,970,504	$ 1,371,783	$10,880,237

The amounts of corporate assets included in "Eliminations and corporate" were ¥277,312 million, ¥327,855 million and ¥374,216 million ($3,169,979 thousand) at March 31, 2005, 2006 and 2007, respectively, and mainly comprised cash and cash equivalents, securities and short-term loans receivable.

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2005, 2006 and 2007:

	Millions of yen						Thousands of U.S. dollars
	Year ended March 31						Year ended March 31,
	2005		2006		2007		2007
Overseas sales:							
The Americas	¥ 266,649	18.0%	¥ 285,127	18.4%	¥ 270,484	19.1%	$ 2,291,267
Europe	386,091	26.1	357,835	23.1	341,524	24.1	2,893,045
Asia/Oceania	292,276	19.8	421,994	27.2	352,388	24.9	2,985,074
Total	¥ 945,016	63.9%	¥1,064,956	68.7%	¥ 964,396	68.1%	$ 8,169,386
Consolidated net sales	¥1,479,750	100.0%	¥1,549,568	100.0%	¥1,416,032	100.0%	$11,995,188

23. Subsequent events

The Company issued corporate bonds, as outlined below, under terms and conditions established on June 1, 2007, pursuant to a comprehensive resolution approved by the Company's board of directors on May 23, 2007.

The Fourth Series unsecured bonds (with inter-bond *pari passu* clause)

Total amount of issue: ¥20,000 million ($169,420 thousand)

Issue price: 100% of the denomination of each bond

Interest rate: 1.70% per annum

Payment date: June 12, 2007

Maturity date: June 12, 2012

Purpose for funds: Repayment of debt

Report of Independent Auditors

To the Board of Directors of
Seiko Epson Corporation

We have audited the accompanying consolidated balance sheets of Seiko Epson Corporation and its subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seiko Epson Corporation and its subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Misuzu Audit Corporation

Tokyo, Japan
June 26, 2007

Investor Information

(As of March 31, 2007)

Number of Shares

Authorized	607,458,368
Issued	196,364,592
Number of shareholders	38,160

Principal Shareholders

Shareholders	Number of shares held (thousand shares)	Shareholding ratio (%)
Aoyama Kigyo Kabushiki Kaisha	20,318	10.34
State Street Bank and Trust Company	14,613	7.44
Sanko Kigyo Kabushiki Kaisha	14,288	7.27
Yasuo Hattori	7,145	3.63
Reijiro Hattori	7,060	3.59
The Dai-ichi Mutual Life Insurance Company	6,240	3.17
Seiko Corporation	6,145	3.12

1. Holdings of less than 1,000 shares have been omitted from the number of shares owned.
2. The percentage of shares held has been calculated to two decimal places.

Distribution of Ownership among Shareholders



24.84%
21.97%
1.55%
22.36%
29.28%
Japanese financial institutions
Japanese securities companies
Other Japanese corporations
Foreign institutions and others
Japanese individuals and others

Investor Information

Closing of accounts	March 31
Regular general shareholders' meeting	June
Date for confirmation to shareholders of the cash dividend payment date	March 31
Date for confirmation to shareholders of the interim cash dividend payment date	September 30

Transfer Agent Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Agent's Business Address:
Head Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Tel: +81-3-5213-5213
http://www.mizuho-tb.co.jp/english/services/stock_transfer_agent.html

Intermediary Offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Posting of Public Notices
Public notices will be posted electronically. In the event of accidents or other circumstances preventing the electronic posting of information, such information will be made available through the *Nihon Keizai Shimbun* newspaper (Japanese)

Web Address:
http://www.aspir.co.jp/koukoku/6724/6724.html (Japanese)

Epson Stock Price/Trading Volume



(Yen)
(No. of shares)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Stock Price
Trading Volume
2003/6 9 12 2004/3 6 9 12 2005/3 6 9 12 2006/3 6 9 12 2007/3

		2006/4	5	6	7	8	9	10	11	12	2007/1	2	3	4	5
Stock Price (Yen)	High	3,610	3,560	3,120	3,240	3,290	3,390	3,350	3,030	3,030	3,380	3,520	3,550	3,760	3,610
	Low	3,170	2,980	2,855	2,660	3,040	3,080	2,915	2,735	2,815	2,860	2,970	3,160	3,490	3,330
Trading Volume (No. of shares)		19,028,700	14,183,000	13,949,000	17,375,000	9,721,600	13,187,700	19,103,100	12,090,400	11,628,600	15,386,200	18,144,200	22,485,800	16,132,200	14,002,000

Note: Above stock prices and trading volume are based on Tokyo Stock Exchange (First Section) data.

Corporate Data

(As of March 31, 2007)

■ Company Name	Seiko Epson Corporation
■ Founded	May 1942
■ Head Office	3-5 Owa 3-chome, Suwa, Nagano 392-8502, Japan Tel: +81-266-52-3131 (main)
■ Tokyo Office	Shinjuku NS Building, 4-1 Nishishinjuku 2-chome, Shinjuku-ku Tokyo 163-0811, Japan Tel: +81-3-3348-8531 (main)
■ Paid-in Capital	¥53,204 million
■ Number of Employees	Epson Group (consolidated): 87,626 Parent Company: 13,039
■ Group Companies	117 (domestic: 33, overseas: 84) *Including Seiko Epson Corporation

■ Corporate History

May 1942	Daiwa Kogyo Ltd. (the predecessor of Seiko Epson Corporation) is established.
May 1959	Daiwa Kogyo and the Suwa Plant of Daini Seikosha Co., Ltd. (now Seiko Instruments, Inc.) merge as Suwa Seikosha Co., Ltd.
Dec. 1961	Shinshu Seiki Co., Ltd. (name changed to Epson Corporation in 1982) is established.
Oct. 1964	The Seiko Group is selected as the official time-keeper for the Olympic Games in Tokyo. The compact tabletop quartz clock, Crystal Chronometer QC-951, and printing timer play important roles at the event.
Aug. 1968	Tenryu (Singapore) Pte. Ltd. (now Singapore Epson Industrial Pte. Ltd.), the first overseas manufacturing affiliate, is established.
Sep. 1968	The EP-101, the world's first mini-printer, is launched. 
Dec. 1969	The world's first analog quartz watch (Seiko Quartz Astron 35SQ) goes on sale.
Apr. 1975	Epson America, Inc., the first overseas sales subsidiary, is established.
Jun. 1975	The Epson brand is established.
May 1983	Epson Sales Japan Corporation is established as a domestic marketing company.
Jan. 1985	Shonai Denki Kogyo Co., Ltd. (now Tohoku Epson Corporation) is established as a domestic manufacturer.
Nov. 1985	Suwa Seikosha Co., Ltd. and Epson Corporation merge to form Seiko Epson Corporation.
Jan. 1990	Epson Europe B.V., Epson's European regional headquarters, is established in Amsterdam, the Netherlands. 
Oct. 1992	Complete elimination of CFCs from manufacturing processes is achieved at all factories and affiliates in Japan. Epson receives the 1992 Stratospheric Ozone Protection Award from the U.S. Environmental Protection Agency.
Apr. 1994	ISO 9000 series certification for quality management system is acquired by all Epson plants in Japan.
Feb. 1998	The Seiko Group is chosen as the official time-keeper for the Olympic Winter Games in Nagano.
Apr. 1998	Epson (China) Co., Ltd. is established in Beijing as Epson's regional headquarters in China.
May 2001	ISO 14001 certification obtained for environmental management systems at all of Epson's 68 major business sites around the world.
Jun. 2002	Epson receives the Corporate Innovation Recognition Award from the Institute of Electrical and Electronics Engineers Inc. (IEEE).
Jun. 2003	Epson is listed on the First Section of the Tokyo Stock Exchange. 
Oct. 2004	Sanyo Epson Imaging Devices Corporation (now Epson Imaging Devices Corporation) is established.
Nov. 2004	Seiko Quartz Astron 35SQ, the world's first quartz wristwatch, receives the prestigious IEEE Milestone Award. 
Apr. 2005	The global tagline "Exceed Your Vision" is introduced to strengthen brand promotion worldwide.
Oct. 2005	Epson Toyocom Corporation is established.

File No. 82-34746

item 2

July 27, 2007

CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2007

SEIKO EPSON CORPORATION

EPSON
EXCEED YOUR VISION

3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

July 27, 2007

CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2007

Consolidated Financial Highlights

Income statements and cash flows data (Millions of yen, thousands of U.S. dollars, except for per share data)

	Three months ended June 30		Change	Year ended March 31, 2007	Three months ended June 30, 2007
	2006	**2007**			
Statements of Income Data:					
Net sales	¥322,036	**¥318,592**	(1.1%)	¥1,416,032	**$2,584,715**
Operating income	7,014	**11,665**	66.3%	50,343	**94,637**
Income before income taxes and minority interest	5,582	**12,305**	120.4%	3,476	**99,830**
Net income (loss)	(5,679)	**1,287**	- %	(7,094)	**10,441**
Statements of Cash Flows Data:					
Cash flows from operating activities	15,584	**1,262**	(91.9%)	160,229	**10,239**
Cash flows from investing activities	(35,977)	**(11,764)**	(67.3%)	(76,419)	**(95,441)**
Cash flows from financing activities	(9,400)	**1,949**	- %	(30,150)	**15,812**
Cash and cash equivalents at the end of the period	249,249	**330,916**	32.8%	334,873	**2,684,699**
Per Share Data:					
Net income (loss) per share -Basic	¥(28.92)	**¥6.56**	- %	¥(36.13)	**$0.05**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

Balance sheets data (Millions of yen, thousands of U.S. dollars, except for per share data)

	June 30		March 31, 2007	June 30, 2007
	2006	**2007**		
Total assets	¥1,276,514	**¥1,303,141**	¥1,284,412	**$10,572,294**
Equity	491,614	**507,672**	494,335	**4,118,708**
Shareholders' equity	462,749	**483,370**	470,317	**3,921,548**
Shareholders' equity ratio (%)	36.3%	**37.1%**	36.6%	**37.1%**
Shareholders' equity per share	¥2,356.60	**¥2,461.62**	¥2,395.14	**$19.97**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interest in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥123.26 = U.S.$1 at June 30, 2007 has been used for the purpose of presentation.

Qualitative, Financial and Other Information

Fiscal 2007 First-Quarter Overview

A global economic recovery continued throughout Epson's first quarter. Although a decline in housing starts and other indicators pointed to a slowdown in the U.S. economy, the economies of China and the rest of Asia continued to expand, while a recovery was seen in Europe. Meanwhile, the Japanese economy also recovered, with improved corporate earnings spurring a rise in capital expenditure, and personal spending on the increase.

The main markets of the Epson Group ("Epson") were as follows. The inkjet printer market was flat year-over-year, as demand in Europe, the U.S. and Asia shifted farther toward multifunction printers ("all-in-ones") and away from single-function printers. The Japanese inkjet printer market contracted year-over-year. The dot matrix printer market, though shrinking overall, recorded strong growth in Asia. In POS systems, demand for POS receipt printers for small and mid-sized retailers remained strong.
The projector market expanded on increased demand for business projectors, especially models used in educational applications, though the overall growth rate slowed. The market for home theater projectors expanded, but the pace of growth slackened due to the emergence of competitively priced large-screen flat-panel TVs.
Small- and medium-sized LCDs showed healthy growth. The mobile phone handset market, the main destination for these displays, remained strong. In addition to new and upgrade demand for low-end phones, demand for 3G phones was robust, especially in Europe and the U.S. The digital camera and portable music player markets, two more markets for small- and medium-sized LCDs, were both steady performers. Demand for automotive and portable navigation systems also increased, especially in Europe and the U.S.
Meanwhile, however, the markets for Epson's information-related equipment and electronic device products suffered from continued price erosion due to fierce competition in every segment and a relentless shift of demand toward the low-price zone.
In precision products, prices for watches and eyeglass lenses continued to decline, and demand for semiconductor manufacturing equipment decelerated.

Epson launched, in March 2006, a mid-range business plan called "*Creativity and Challenge 1000*" and is driving a variety of actions designed to improve business performance and restart growth.
Now in the second year of the plan, Epson is adhering to a strategy that emphasizes higher-margin products while also taking action to expand inkjet printer unit volume. The Company is also stepping up its efforts to penetrate business and industrial segments where it can leverage the benefits of Epson's Micro Piezo technology, which it intends to develop into a core source of future profit.
Meanwhile, the small- and medium-sized display business experienced a steep deterioration in profitability last fiscal year, largely due to a significantly different business environment than that assumed when the mid-range business plan was created. The worsening of the profit picture prompted Epson to reposition the business both strategically and structurally. The reorganization costs recorded in association with the repositioning further reduced the fixed asset burden of the business. Epson is also striving to change the structure of its display business, by capturing demand in areas other than mobile phones and reducing its dependence on handset demand.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the first quarter of the year under review were ¥120.78 and ¥162.72, respectively. This represents a 5% decline in the value of the yen against the dollar and a 13% decline in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, net sales for the first quarter of the current fiscal year were ¥318,592

million ($2,584,715 thousand), down 1.1% from the same period last year. Operating income was ¥11,665 million ($94,637 thousand), up 66.3% from the same period last year. Income before income taxes and minority interest was ¥12,305 million ($99,830 thousand), up 120.4% from the same period last year. And net income for the quarter was ¥1,287 million ($10,441 thousand), compared to a net loss of ¥5,679 million in the same period last year.

Operating Performance Highlights by Business Segment

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment

Benefiting from a weakened yen, printer business revenue grew overall. Inkjet printer (including consumables, as in all printer discussions below) sales were boosted by an increase in multifunction printer unit volume. Likewise, dot matrix printer and terminal module sales also benefited from stronger demand. Laser printer revenue was affected by a decline in unit volume brought about by a tighter focus on high added value models rather than low-end models.

Visual instruments business revenue rose, on the whole. While LCD monitor demand declined in the amusement segment, and 3LCD business projector prices slipped, overall sales grew due to higher demand from the education segment.

Operating income in the information-related equipment segment increased. A number of factors contributed to the increase. Among them were the effects of a weakened yen, a laser printer model mix that was improved by redefining the marketing territories, and higher revenues from dot matrix printers and terminal modules.

As a result of the foregoing factors, first-quarter net sales in the information-related equipment segment were ¥210,061 million ($1,704,211 thousand), up 4.6% compared to the same period last year, while operating income was ¥19,278 million ($156,401 thousand), up 36.5% compared to the same period last year.

Electronic devices

Display business revenue declined sharply overall. Although unit volume of amorphous-silicon TFT LCDs rose due to increased demand for mobile phone handsets and other applications, prices for LTPS TFT LCDs and color STN LCDs declined due to fierce competition. In addition, revenues in the MD-TFD LCD business, which Epson plans to terminate, fell due to price erosion and declining demand.

In the quartz device business, net sales rose slightly because, although crystal device shipments were buoyed by rising demand for equipment such as mobile phone handsets, digital cameras and PCs, low-priced units increased as a percentage of total sales.

Revenues in the semiconductor business as a whole declined. Although unit shipments of mixed-signal products to non-cellular markets increased, revenues were hurt by a decline in LCD driver shipments to handset manufacturers and a broad decline in prices.

Operating loss in the electronic devices segment was flat year on year. Although the model mix in the quartz device business took an unfavorable turn, Epson pared losses by reducing its costs for HTPS TFT LCDs and by improving the profitability of its semiconductor business by moving forward on structural reforms.

As a result of the foregoing factors, first-quarter net sales in the electronic devices segment were ¥97,754 million ($793,071 thousand), down 10.5% compared to the same period last year, while operating loss was ¥5,298 million ($42,982 thousand) versus an operating loss of ¥5,397 million in the same period last year.

Precision products

The precision products segment as a whole reported lower revenue. Although unit shipments of watches increased, sales revenue was negatively affected by a decline in demand for IC handlers and lower prices for plastic corrective lenses.

Operating income in the precision products segment declined due to a worsening of the watch model mix.

As a result of the foregoing factors, first-quarter net sales in the precision products segment were ¥19,170 million ($155,525 thousand), down 4.2% compared to the same period last year, while operating income was ¥64 million ($519 thousand), down 95.2% compared to the same period last year.

Operating Performance Highlights by Geographic Segment

A region-by-region breakdown of financial results is provided below.

Japan

3LCD projector and dot matrix printer revenues increased, while inkjet printer, MD-TFD LCD and laser printer revenues declined. As a result, net sales were ¥288,419 million ($2,339,924 thousand), down 4.8% compared to the same period last year, while operating income was ¥10,934 million ($88,707 thousand), down 42.2% compared to the same period last year.

The Americas

3LCD projector, amorphous-silicon TFT LCD and terminal module revenues increased, while semiconductor revenue declined. As a result, net sales were ¥70,180 million ($569,365 thousand), up 5.2% compared to the same period last year, while operating income was ¥3,171 million ($25,726 thousand), down 10.0% compared to the same period last year.

Europe

Terminal module, 3LCD projector and dot matrix printer revenues increased, while MD-TFD LCD revenue declined. As a result, net sales were ¥67,801 million ($550,065 thousand), up 2.4% compared to the same period last year, while operating income was ¥421 million ($3,415 thousand) as compared to an operating loss of ¥1,488 million in the same period last year.

Asia / Oceania

Inkjet printer, 3LCD projector, dot matrix printer, quartz device and amorphous-silicon TFT LCD revenues increased, while revenues from MD-TFD LCDs, STN LCDs, and LTPS TFT LCDs declined. As a result, net sales were ¥185,495 million ($1,504,908 thousand), up 2.8% compared to the same period last year, while operating income was ¥5,548 million ($45,011 thousand), down 15.3% compared to the same period last year.

Liquidity and Financial Position

Cash Flow Performance

Cash flows from operating activities during the first quarter included net income of ¥1,287 million ($10,441 thousand). For adjustments to reconcile net income to net cash provided by operating activities, depreciation and amortization, principally in the electronic devices and information-related equipment segments, was ¥18,659 million ($151,379 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade increased by ¥8,107 million ($65,771 thousand), while inventories increased ¥5,539 million ($44,937 thousand). Notes and accounts payable, trade increased by ¥7,997 million ($64,879 thousand). Income taxes paid were ¥2,604 million ($21,126 thousand). As a result, net cash provided by operating activities was ¥1,262 million ($10,239 thousand).

Included in cash outflows from investing activities was a total payment of ¥18,393 million ($149,222 thousand) including payments for capital expenditures, principally in the electronic devices and information-related equipment segments, and payments for amounts that came due during this period for tangible and intangible fixed assets acquired at the end of the previous period. There were proceeds of ¥5,000 million ($40,565 thousand) from redemption of investment securities. In total, cash outflows from investing activities amounted to ¥11,764 million ($95,441 thousand).

Cash inflows from financing activities were ¥1,949 million ($15,812 thousand), primarily due to proceeds of ¥20,000 million ($162,259 thousand) from a new issuance of corporate bonds, and despite repayment of long-term debt and payment of cash dividends.

As a result, cash and cash equivalents for the first quarter was ¥330,916 million ($2,684,699 thousand).

Financial Condition

Total assets as of June 30, 2007 stood at ¥1,303,141 million ($10,572,294 thousand), an increase of ¥18,729 million ($151,947 thousand) from last fiscal year end, primarily due to an increase of current assets such as inventories and notes and accounts receivable, trade by ¥19,998 million (S162,242 thousand).

Total liabilities stood at ¥795,469 million ($ 6,453,586 thousand), an increase of ¥5,392 million ($43,745 thousand) from last fiscal year end. Current liabilities decreased ¥11,582 million ($93,964 thousand) while long-term liabilities increased ¥16,974 million ($137,709 thousand). The decline in current liabilities primarily resulted from decreases in accounts payable, other and short-term borrowings (including the current portion of long-term debt). The increase in long-term liabilities primarily resulted from a new issuance of corporate bonds by ¥20,000 million ($162,259 thousand).

Quantitative information regarding the consolidated financial outlook

Since Epson presented its full-year outlook on April 26, 2007, the U.S. economy has showed signs of slowing but the Chinese economy has continued to expand while the European economy has been in recovery mode. In Japan, meanwhile, the economic recovery is expected to continue on the back of sustained strength in the corporate sector and domestic consumer demand, though the effect of crude oil prices remains a source of uncertainty.

Epson expects to see benefits from actions designed to strike a balance between inkjet printer profitability and unit growth in the printer business. In the display business, on the other hand, Epson anticipates fluctuations in demand and movement in prices, especially for LCDs in the mobile phone market. Given this situation, Epson has decided to reiterate both its full-year and first-half outlook.

The figures in the outlook are based on assumed exchange rates of ¥116 to the U.S. dollar and ¥158 to the euro.

Consolidated Half-Year Results Outlook

	FY2006	FY2007	Change
Net sales	¥677.4 billion	**¥656.0 billion**	-¥21.4 billion (-3.2%)
Operating income	¥21.0 billion	**¥19.0 billion**	-¥2.0 billion (-9.3%)
Income before income taxes and minority interest	¥16.2 billion	**¥16.0 billion**	-¥0.2 billion (-1.3%)
Net income	¥0.4 billion	**¥7.0 billion**	+¥6.6 billion (-%)
Foreign exchange rate	$1USD = ¥115 1 euro = ¥146	**$1USD = ¥118** **1 euro = ¥161**	

Consolidated Full-Year Results Outlook

	FY2006	FY2007	Change
Net sales	¥1,416.0 billion	**¥1,393.0 billion**	-¥23.0 billion (-1.6%)
Operating income	¥50.3 billion	**¥61.0 billion**	+¥10.7 billion (+21.2%)
Income before income taxes and minority interest	¥3.5 billion	**¥55.0 billion**	+¥51.5 billion (-%)
Net income (loss)	(¥7.1 billion)	**¥30.0 billion**	+¥37.1 billion (-%)
Foreign exchange rate	$1USD = ¥117 1 euro = ¥150	**$1USD = ¥116** **1 euro = ¥158**	

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen			Thousands of U.S. dollars
	June 30		March 31,	June 30,
	2006	2007	2007	2007
ASSETS				
Current assets:				
Cash and cash equivalents	¥249,249	¥330,916	¥334,873	$2,684,699
Time deposits	2,175	1,783	2,222	14,465
Notes and accounts receivable, trade	224,614	228,875	218,988	1,856,847
Inventories	199,124	190,309	178,623	1,543,964
Other current assets	80,909	85,235	82,226	691,506
Allowance for doubtful accounts	(3,592)	(3,846)	(3,658)	(31,202)
Total current assets	752,479	833,272	813,274	6,760,279
Property, plant and equipment:				
Buildings and structures	450,018	444,823	443,713	3,608,819
Machinery and equipment	557,006	571,217	560,587	4,634,245
Furniture and fixtures	208,978	213,384	207,930	1,731,170
Other	73,988	69,655	69,410	565,106
	1,289,990	1,299,079	1,281,640	10,539,340
Accumulated depreciation	(870,966)	(920,081)	(902,608)	(7,464,555)
	419,024	378,998	379,032	3,074,785
Investments and other assets:				
Investment securities	48,034	47,776	48,182	387,603
Intangible assets	24,407	24,382	24,895	197,810
Other assets	33,065	18,994	19,376	154,097
Allowance for doubtful accounts	(495)	(281)	(347)	(2,280)
	105,011	90,871	92,106	737,230
Total assets	¥1,276,514	¥1,303,141	¥1,284,412	$10,572,294

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars
	June 30		March 31,	**June 30,**
	2006	**2007**	2007	**2007**
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term borrowings	¥44,375	**¥34,895**	¥37,498	**$283,101**
Current portion of long-term debt	125,652	**89,987**	96,364	**730,058**
Notes and accounts payable, trade	117,802	**126,152**	118,815	**1,023,463**
Income taxes payable	21,320	**13,917**	7,578	**112,908**
Accrued bonuses	8,835	**10,157**	16,950	**82,403**
Accrued warranty costs	16,427	**12,375**	12,726	**100,397**
Accrued litigation and related expenses	5,970	**5,393**	4,816	**43,753**
Other current liabilities	151,822	**171,667**	181,378	**1,392,723**
Total current liabilities	492,203	**464,543**	476,125	**3,768,806**
Long-term liabilities:				
Long-term debt	252,886	**284,757**	270,046	**2,310,214**
Accrued pension and severance costs	26,951	**20,889**	25,556	**169,471**
Accrued recycle costs	606	**802**	738	**6,506**
Accrued warranty costs	-	**1,378**	1,496	**11,180**
Accrued litigation and related expenses	2,349	**-**	826	**-**
Other long-term liabilities	9,905	**23,100**	15,290	**187,409**
Total long-term liabilities	292,697	**330,926**	313,952	**2,684,780**
Equity:				
Common stock				
Authorized - 607,458,368 shares,				
Issued - 196,364,592 shares	53,204	**53,204**	53,204	**431,640**
Additional paid-in capital	79,501	**79,501**	79,501	**644,986**
Retained earnings	318,503	**312,055**	313,946	**2,531,681**
Treasury stock, at cost				
June 30, 2006 - 1,422 shares				
June 30, 2007 - 1,747 shares				
March 31, 2007 - 1,595 shares	(5)	**(6)**	(6)	**(49)**
Net unrealized gains on other securities	9,647	**12,290**	9,821	**99,708**
Net unrealized losses on derivative instruments	(267)	**(955)**	(35)	**(7,748)**
Translation adjustments	2,166	**27,281**	13,886	**221,330**
Minority interest in subsidiaries	28,865	**24,302**	24,018	**197,160**
Total equity	491,614	**507,672**	494,335	**4,118,708**
Contingent liabilities				
Total liabilities and equity	¥1,276,514	**¥1,303,141**	¥1,284,412	**$10,572,294**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2006	**2007**	2007	**2007**
Net sales	¥322,036	**¥318,592**	¥1,416,032	**$2,584,715**
Cost of sales	246,925	**236,755**	1,059,259	**1,920,777**
Gross profit	75,111	**81,837**	356,773	**663,938**
Selling, general and administrative expenses:				
Salaries and wages	19,756	**20,842**	79,582	**169,090**
Advertising	4,059	**4,017**	26,215	**32,590**
Sales promotion	4,634	**5,374**	27,476	**43,599**
Research and development costs	9,873	**9,705**	43,054	**78,736**
Shipping costs	4,739	**4,600**	20,607	**37,319**
Provision for doubtful accounts	-	**117**	409	**949**
Other	25,036	**25,517**	109,087	**207,018**
	68,097	**70,172**	306,430	**569,301**
Operating income	7,014	**11,665**	50,343	**94,637**
Other income:				
Interest and dividend income	1,479	**2,194**	5,998	**17,800**
Other	1,920	**1,737**	12,933	**14,092**
	3,399	**3,931**	18,931	**31,892**
Other expenses:				
Interest expenses	1,569	**1,581**	6,631	**12,826**
Net loss on foreign exchange	2,369	**219**	7,191	**1,777**
Loss on disposal of fixed assets	377	**422**	4,451	**3,423**
Impairment losses	73	**422**	866	**3,424**
Other	443	**647**	46,659	**5,249**
	4,831	**3,291**	65,798	**26,699**
Income before income taxes and minority interest	5,582	**12,305**	3,476	**99,830**
Income taxes	13,794	**10,696**	17,621	**86,776**
Income (loss) before minority interest	(8,212)	**1,609**	(14,145)	**13,054**
Minority interest in subsidiaries	(2,533)	**322**	(7,051)	**2,613**
Net income (loss)	¥(5,679)	**¥1,287**	¥(7,094)	**$10,441**
	Yen			U.S. dollars
Per share:				
Net income (loss)	¥(28.92)	**¥6.56**	¥(36.13)	**$0.05**
Cash dividends	¥16.00	**¥16.00**	¥32.00	**$0.13**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2006	**2007**	2007	**2007**
Cash flows from operating activities:				
Net income (loss)	¥(5,679)	**¥1,287**	¥(7,094)	**$10,441**
Adjustments to reconcile net income (loss) to net cash provided by operating activities -				
Depreciation and amortization	20,903	**18,659**	88,830	**151,379**
Accrual for net pension and severance costs, less payments	(2,309)	**(4,894)**	(5,102)	**(39,705)**
Net loss on sales and disposal of fixed assets	349	**437**	3,363	**3,545**
Equity in net gains under the equity method	(29)	**(14)**	(138)	**(113)**
Decrease in allowance for doubtful accounts	(77)	**(50)**	(355)	**(405)**
(Increase) decrease in notes and accounts receivable, trade	20,121	**(8,107)**	29,897	**(65,771)**
(Increase) decrease in inventories	(7,290)	**(5,539)**	21,281	**(44,937)**
Increase (decrease) in notes and accounts payable, trade	(11,189)	**7,997**	(10,864)	**64,879**
Increase (decrease) in accrued income taxes	7,698	**8,052**	(2,990)	**65,325**
Other	(6,914)	**(16,566)**	43,401	**(134,399)**
Net cash provided by operating activities	15,584	**1,262**	160,229	**10,239**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	2,000	**-**	2,000	**-**
Proceeds from redemption of investment securities	-	**5,000**	52	**40,565**
Payments for purchases of property, plant and equipment	(24,968)	**(16,981)**	(67,803)	**(137,766)**
Proceeds from sales of property, plant and equipment	184	**353**	7,317	**2,864**
Payments for purchases of intangible assets	(3,148)	**(1,412)**	(11,513)	**(11,456)**
Payments of long-term prepaid expenses	(430)	**(112)**	(945)	**(909)**
Other	(9,615)	**1,388**	(5,527)	**11,261**
Net cash used in investing activities	(35,977)	**(11,764)**	(76,419)	**(95,441)**
Cash flows from financing activities:				
Decrease in short-term borrowings	(5,230)	**(2,722)**	(12,657)	**(22,083)**
Proceeds from long-term debt	-	**21,000**	120,880	**170,371**
Repayments of long-term debt	(752)	**(12,680)**	(131,119)	**(102,872)**
Cash dividends	(3,142)	**(3,142)**	(6,284)	**(25,491)**
Other	(276)	**(507)**	(970)	**(4,113)**
Net cash provided by (used in) financing activities	(9,400)	**1,949**	(30,150)	**15,812**
Effect of exchange rate fluctuations on cash and cash equivalents	(1,072)	**4,596**	1,099	**37,287**
Net increase (decrease) in cash and cash equivalents	(30,865)	**(3,957)**	54,759	**(32,103)**
Cash and cash equivalents at the beginning of the period	280,114	**334,873**	280,114	**2,716,802**
Cash and cash equivalents at the end of the period	¥249,249	**¥330,916**	¥334,873	**$2,684,699**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥1,493	**¥2,199**	¥5,983	**$17,840**
Interest paid	¥(1,272)	**¥(1,307)**	¥(6,417)	**$(10,604)**
Income taxes paid	¥(6,017)	**¥(2,604)**	¥(13,774)	**$(21,126)**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Number of group companies

As of June 30, 2007, the Company had 104 consolidated subsidiaries. It has applied the equity method in respect to 2 unconsolidated subsidiaries and to 6 affiliates.

2. Changes in significant accounting policies

(1) Unification of Accounting Policies Applied to Foreign Subsidiaries

On May 17, 2006, the Accounting Standards Board of Japan issued Practical Issues Task Force No. 18 - "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements". Effective as of April 1, 2007, Epson has elected to early adopt the new accounting standards.

For the presentation of consolidated financial statements, the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should be unified, in principle. However, prior to April 1, 2007, the accounting policies applied to a parent company and those of foreign subsidiaries were tentatively not required to be uniform. This rule applied unless the accounting policies of foreign subsidiaries were acknowledged as unreasonable. Under the new accounting standards, financial statements prepared by foreign subsidiaries in accordance with International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process. In addition, some items should be adjusted in the consolidation process so that net income is accurately accounted for, unless they are not material.

The adoption of the new accounting standards did not have a material effect on Epson's results of operations and financial position for the three months ended June 30, 2007.

(2) Change in depreciation method for property, plant and equipment

Prior to April 1, 2007, depreciation of property, plant and equipment (excluding buildings acquired on or after April 1, 1998) for the Company and its Japanese subsidiaries was mainly computed based on the declining-balance method, assuming the residual value is 10 % of the acquisition cost.

Accompanying FY2007 Japanese tax reforms, effective as of April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1. According to this change, property, plant and equipment are to be depreciated to ¥1 (memorandum price) at the end of their useful life. Property, plant and equipment that were acquired before April 1, 2007, and that have been depreciated to the final depreciable limit, are to be depreciated to ¥1 over five years commencing at the start of the following fiscal year using the straight-line method.

3. Credit agreements

As at June 30, 2007, the Company had line-of-credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($649,035 thousand). As at June 30, 2007, there were unused credit lines of ¥50,000 million ($405,647 thousand) outstanding and available.

4. Goodwill

Epson had goodwill and negative goodwill as at June 30, 2007. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in other long-term liabilities account after being offset against goodwill. The amounts of goodwill and negative goodwill before offsetting as at June 30, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥202	$1,639
Negative goodwill	4,291	34,813

5. Cash dividends

The amount of year-end cash dividend per share, which the Company paid to the shareholders of record at last fiscal year-end during the three months ended June 30, 2007, was as follows:

Cash dividend per share	Yen	U.S. dollars
Year-end	¥16.00	$0.13

The effective date of the distribution for year-end cash dividend, which was paid during the three months ended June 30, 2007, was June 27, 2007.

6. Net income per share

Calculation of net income per share for the three months ended June 30, 2007 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥1,287	$10,441

	Thousands of shares
Weighted-average number of common shares outstanding	196,363

	Yen	U.S. dollars
Net income per share	¥6.56	$0.05

Diluted net income per share was not calculated herein since Epson had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the three months ended June 30, 2007.

7. Cash flow information

Cash and cash equivalents at June 30, 2007 comprised the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥290,951	$2,360,466
Short-term investments	32,976	267,532
Short-term loans receivables	10,000	81,129
Subtotal	333,927	2,709,127
Less:		
Short-term borrowings (overdrafts)	(1,228)	(9,963)
Time deposits due over three months	(1,783)	(14,465)
Cash and cash equivalents	¥330,916	$2,684,699

8. Leases

Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the three months ended June 30, 2007 amounted to ¥2,808 million ($22,781 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at June 30, 2007 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Buildings and structures	¥1,785	$14,481
Machinery and equipment	48,532	393,737
Furniture and fixtures	2,267	18,392
Intangible assets	141	1,144
	52,725	427,754
Less:		
Accumulated depreciation	(36,226)	(293,899)
Accumulated impairment loss	(8,894)	(72,156)
	(45,120)	(366,055)
Net book value	¥7,605	$61,699

Depreciation expenses for these leased assets for the three months ended June 30, 2007 would have been ¥2,529 million ($20,518 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the three months ended June 30, 2007 would have been ¥159 million ($1,290 thousand).

Future lease payments for capital leases at June 30, 2007 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥7,955	$64,538
Due after one year	9,367	75,994
Total	¥17,322	$140,532

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥7,659 million ($62,137 thousand) as of June 30, 2007. Lease payments for impaired capital lease assets in the three months ended June 30, 2007 were ¥1,308 million ($10,612 thousand).

Future lease payments for non-cancelable operating leases as a lessee at June 30, 2007 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥5,392	$43,745
Due after one year	8,958	72,676
Total	¥14,350	$116,421

9. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at June 30, 2007 were ¥2,371 million ($19,236 thousand). Furthermore, the amount of discounted notes at June 30, 2007 was ¥23 million ($187 thousand).

10. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, laser printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, crystal units, crystal oscillators, optical devices and CMOS LSI.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the three months ended June 30, 2006 and 2007 and for the year ended March 31, 2007:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2006	**2007**	2007	**2007**
Information-related equipment:				
Net sales:				
Customers	¥200,061	**¥209,438**	¥913,476	**$1,699,156**
Inter-segment	669	**623**	2,854	**5,055**
Total	200,730	**210,061**	916,330	**1,704,211**
Operating expenses	186,607	**190,783**	832,094	**1,547,810**
Operating income	¥14,123	**¥19,278**	¥84,236	**$156,401**
Electronic devices:				
Net sales:				
Customers	¥101,418	**¥89,181**	¥411,269	**$723,520**
Inter-segment	7,776	**8,573**	33,434	**69,551**
Total	109,194	**97,754**	444,703	**793,071**
Operating expenses	114,591	**103,052**	470,758	**836,053**
Operating loss	¥(5,397)	**¥(5,298)**	¥(26,055)	**$(42,982)**
Precision products:				
Net sales:				
Customers	¥19,670	**¥18,997**	¥86,903	**$154,121**
Inter-segment	346	**173**	841	**1,404**
Total	20,016	**19,170**	87,744	**155,525**
Operating expenses	18,681	**19,106**	84,168	**155,006**
Operating income	¥1,335	**¥64**	¥3,576	**$519**
Other:				
Net sales:				
Customers	¥887	**¥976**	¥4,384	**$7,918**
Inter-segment	7,136	**5,933**	25,926	**48,134**
Total	8,023	**6,909**	30,310	**56,052**
Operating expenses	11,290	**9,506**	42,466	**77,121**
Operating loss	¥(3,267)	**¥(2,597)**	¥(12,156)	**$(21,069)**
Eliminations and corporate:				
Net sales	¥(15,927)	**¥(15,302)**	¥(63,055)	**$(124,144)**
Operating expenses	(16,147)	**(15,520)**	(63,797)	**(125,912)**
Operating income	¥220	**¥218**	¥742	**$1,768**
Consolidated:				
Net sales	¥322,036	**¥318,592**	¥1,416,032	**$2,584,715**
Operating expenses	315,022	**306,927**	1,365,689	**2,490,078**
Operating income	¥7,014	**¥11,665**	¥50,343	**$94,637**

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the three months ended June 30, 2006 and 2007 and for the year ended March 31, 2007:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2006	**2007**	2007	**2007**
Japan:				
Net sales:				
Customers	¥147,083	**¥138,117**	¥640,727	**$1,120,534**
Inter-segment	155,807	**150,302**	602,431	**1,219,390**
Total	302,890	**288,419**	1,243,158	**2,339,924**
Operating expenses	283,966	**277,485**	1,208,070	**2,251,217**
Operating income	¥18,924	**¥10,934**	¥35,088	**$88,707**
The Americas:				
Net sales:				
Customers	¥56,216	**¥59,962**	¥250,374	**$486,468**
Inter-segment	10,467	**10,218**	41,264	**82,897**
Total	66,683	**70,180**	291,638	**569,365**
Operating expenses	63,161	**67,009**	279,735	**543,639**
Operating income	¥3,522	**¥3,171**	¥11,903	**$25,726**
Europe:				
Net sales:				
Customers	¥62,143	**¥66,122**	¥289,286	**$536,443**
Inter-segment	4,071	**1,679**	10,098	**13,622**
Total	66,214	**67,801**	299,384	**550,065**
Operating expenses	67,702	**67,380**	299,792	**546,650**
Operating income (loss)	¥(1,488)	**¥421**	¥(408)	**$3,415**
Asia/Oceania:				
Net sales:				
Customers	¥56,594	**¥54,391**	¥235,645	**$441,270**
Inter-segment	123,776	**131,104**	551,842	**1,063,638**
Total	180,370	**185,495**	787,487	**1,504,908**
Operating expenses	173,816	**179,947**	766,293	**1,459,897**
Operating income	¥6,554	**¥5,548**	¥21,194	**$45,011**
Eliminations and corporate:				
Net sales	¥(294,121)	**¥(293,303)**	¥(1,205,635)	**$(2,379,547)**
Operating expenses	(273,623)	**(284,894)**	(1,188,201)	**(2,311,325)**
Operating loss	¥(20,498)	**¥(8,409)**	¥(17,434)	**$(68,222)**
Consolidated:				
Net sales	¥322,036	**¥318,592**	¥1,416,032	**$2,584,715**
Operating expenses	315,022	**306,927**	1,365,689	**2,490,078**
Operating income	¥7,014	**¥11,665**	¥50,343	**$94,637**

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended June 30, 2006 and 2007 and for the year ended March 31, 2007:

	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30		Year ended March 31,	Three months ended June 30,
	2006	**2007**	2007	**2007**
Overseas sales:				
The Americas	¥59,794	**¥65,872**	¥270,484	**$534,415**
Europe	73,795	**80,362**	341,524	**651,972**
Asia/Oceania	85,450	**75,782**	352,388	**614,814**
Total	219,039	**222,016**	964,396	**1,801,201**
Consolidated net sales	¥322,036	**¥318,592**	¥1,416,032	**$2,584,715**
Percentage:				
The Americas	18.6%	**20.7%**	19.1%	
Europe	22.9	**25.2**	24.1	
Asia/Oceania	26.5	**23.8**	24.9	
Total	68.0%	**69.7%**	68.1%	

File No. 82-34746

item 3

July 27, 2007

Supplementary Information
Consolidated First Quarter ended June 30, 2007

Supplementary Information

Consolidated First Quarter ended June 30, 2007

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Information-related equipment	200.7	210.1	4.6	904.0	(1.3)
Printer	170.0	176.4	3.7	760.0	(2.8)
Visual instruments	24.8	26.3	6.2	113.0	6.1
Other	6.2	7.5	21.7	32.0	10.6
Intra-segment sales	(0.3)	(0.1)	-	(1.0)	-
Electronic devices	109.2	97.7	(10.5)	433.0	(2.6)
Display	66.6	56.4	(15.2)	261.0	(3.7)
Quartz device	23.2	23.2	0.2	105.0	7.2
Semiconductor	22.2	20.6	(7.4)	77.0	(15.5)
Other	1.2	1.6	28.0	3.0	3.7
Intra-segment sales	(4.0)	(4.1)	-	(13.0)	-
Precision products	20.0	19.2	(4.2)	86.0	(2.0)
Other	8.0	6.9	(13.9)	31.0	2.3
Inter-segment sales	(15.9)	(15.3)	-	(61.0)	-
Consolidated sales	322.0	318.6	(1.1)	1,393.0	(1.6)

2. Business segment information

(Unit: billion yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Information-related equipment					
Net sales:					
Customers	200.0	209.4	4.7	902.0	(1.3)
Inter-segment	0.7	0.7	(6.8)	2.0	(29.9)
Total	200.7	210.1	4.6	904.0	(1.3)
Operating expenses	186.6	190.8	2.2	834.0	0.2
Operating income	14.1	19.3	36.5	70.0	(16.9)
Electronic devices					
Net sales:					
Customers	101.4	89.2	(12.1)	400.0	(2.7)
Inter-segment	7.8	8.5	10.2	33.0	(1.3)
Total	109.2	97.7	(10.5)	433.0	(2.6)
Operating expenses	114.6	103.0	(10.1)	433.0	(8.0)
Operating loss	(5.4)	(5.3)	-	-	-
Precision products					
Net sales:					
Customers	19.7	19.0	(3.4)	85.0	(2.2)
Inter-segment	0.3	0.2	(49.9)	1.0	18.9
Total	20.0	19.2	(4.2)	86.0	(2.0)
Operating expenses	18.6	19.1	2.3	81.0	(3.8)
Operating income	1.4	0.1	(95.2)	5.0	39.8
Other					
Net sales:					
Customers	0.9	1.0	10.1	6.0	36.9
Inter-segment	7.1	5.9	(16.9)	25.0	(3.6)
Total	8.0	6.9	(13.9)	31.0	2.3
Operating expenses	11.3	9.5	(15.8)	45.0	6.0
Operating loss	(3.3)	(2.6)	-	(14.0)	-
Elimination and corporate					
Net sales	(15.9)	(15.3)	-	(61.0)	-
Operating expenses	(16.1)	(15.5)	-	(61.0)	-
Operating income	0.2	0.2	(0.9)	-	-
Consolidated					
Net sales	322.0	318.6	(1.1)	1,393.0	(1.6)
Operating expenses	315.0	306.9	(2.6)	1,332.0	(2.5)
Operating income	7.0	11.7	66.3	61.0	21.2

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Capital expenditure	14.6	15.1	3.9	88.0	20.4
Information-related equipment	8.0	6.2	(21.2)	33.0	26.2
Electronic devices	5.1	6.8	32.2	32.0	(9.4)
Precision products	0.9	0.7	(24.0)	5.0	(7.6)
Other	0.6	1.4	144.2	18.0	188.5
Depreciation and amortization	21.1	19.0	(10.0)	91.0	1.6

4. Research and development

(Unit: billion yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Research and Development	20.9	20.1	(4.0)	90.0	6.3
R&D / sales ratio	6.5%	6.3%		6.5%	

5. Management indices

(Unit: %)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase Point	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 Point
Return on equity (ROE)	(1.2%)	0.3%	1.5	6.3%	7.8
Return on assets (ROA)	0.4%	1.0%	0.6	4.4%	4.1
Return on sales (ROS)	1.7%	3.9%	2.2	3.9%	3.7

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase
Foreign exchange effect	11.5	16.0	4.5
U.S. dollars	3.5	4.0	0.5
Euro	3.5	7.7	4.2
Other	4.5	4.3	(0.2)
Exchange rate			
Yen / U.S. dollars	114.50	120.78	
Yen / Euro	143.78	162.72	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	June 30, 2006	March 31, 2007	June 30, 2007	Increase compared to March 31, 2007
Inventory	199.1	178.6	190.3	11.7
Information-related equipment	110.7	102.8	109.2	6.4
Electronic devices	68.5	58.8	62.1	3.3
Precision products	17.8	15.1	17.3	2.2
Other / Corporate	2.1	1.9	1.7	(0.2)
				(Unit: days)
Turnover by days	56	46	54	8
Information-related equipment	50	41	47	6
Electronic devices	57	48	58	10
Precision products	81	63	82	19
Other / Corporate	24	23	22	(1)

Note: Turnover by days=Ending balance of inventory / Prior 3 months (Prior 12 months) sales per day

8. Employees

(Unit: person)

	June 30, 2006	March 31, 2007	June 30, 2007	Increase compared to March 31, 2007
Number of employees at period end	93,717	87,626	93,146	5,520
Domestic	23,760	25,379	26,444	1,065
Overseas	69,957	62,247	66,702	4,455

item 4

July 27, 2007 First Quarter Financial Results Fiscal Year 2007 (Ending March 2008)

EPSON
EXCEED YOUR VISION

First Quarter Financial Results Fiscal Year 2007 (Ending March 2008)

July 27, 2007

Seiko Epson Corporation

EPSON
EXCEED YOUR VISION

Disclaimer regarding forward forward-looking statements

The foregoing statements regarding future results reflect the Company's expectations based on information available at the time of announcement. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, technological changes, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

Numerical values presented herein

Numbers are rounded to the unit indicated.
Percentages are rounded off to one decimal place.

1) FY2007 1Q Financial Results

2) FY2007 Business Outlook

First Quarter Financial Highlights

▶Versus the year-ago period

EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2006		FY2007		Change	
		1Q Actual	%	1Q Actual	%	Amount	% Change
Net sales		322.0	-	318.5	-	-3.4	-1.1%
Operating income		7.0	2.2%	11.6	3.7%	+4.6	+66.3%
Ordinary income		6.3	2.0%	12.9	4.1%	+6.6	+105.6%
Net income before income taxes		5.5	1.7%	12.3	3.9%	+6.7	+120.4%
Quarterly net income		-5.6	-1.8%	1.2	0.4%	+6.9	-
EPS		-¥28.92		¥6.56			
Exchange rate	USD	¥114.50		¥120.78			
Exchange rate	EUR	¥143.78		¥162.72			

Quarterly Net Sales
▶By business segment



(Billions of yen)
322.0
355.3
396.7
341.9
318.5
500
450
400
350
300
250
200
150
100
50
0
-50
8.0
20.0
109.1
200.7
-15.9
7.4
26.0
121.8
217.2
-17.2
6.9
22.6
113.1
269.9
-15.9
7.9
18.9
100.5
228.3
-13.9
6.9
19.1
97.7
210.0
-15.3
2006/1Q
2006/2Q
2006/3Q
2006/4Q
2007/1Q
Other
Y/Y -1.1
Precision Products
Y/Y -0.8
Electronic Devices
Y/Y -11.4
Information Equipment
Y/Y +9.3
Eliminations

Quarterly Net Sales Comparison
▶Information-related equipment segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
200.7
210.0
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
6.1
24.7
170.0
-0.2
7.5
26.2
176.3
-0.1
2006/1Q
2007/1Q

PC, Other
Y/Y +1.3

Visual Instruments
Y/Y +1.5

% sales	'06/1Q	'07/1Q
PRJ	85%	92%
Other	15%	8%

- Front PRJ: Sales in the education market remained strong

Printers
Y/Y +6.3

% sales	'06/1Q	'07/1Q
IJP	61%	61%
LP	15%	14%
BS	18%	20%
SCN, other	6%	5%

- IJP: Year-over-year unit shipments were flat, consumables remained strong
- LP: Emphasized models with high print volume & profitability
- BS: SIDM & TM remained strong

Eliminations

IJP Inkjet printer
LP Laser printer
BS Business systems
SIDM Serial-impact dot matrix printer
TM Terminal module
SCN Scanner
PRJ Projector

Quarterly Net Sales Comparison
▶Electronic device segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
109.1
97.7
140
120
100
80
60
40
20
0
-20
23.1
22.1
66.5
-2.7
23.2
20.5
56.4
-2.4
2006/1Q
2007/1Q

Quartz Devices

Y/Y	+0

- Volume up on solid demand from mobile phone and digital equipment markets, ASPs down

Semiconductors

Y/Y	-1.6

- LCD-Dr: Volume down

Displays

Y/Y	-10.1

- C-STN/MD-TFD: Volume & ASPs down
- a-TFT: ASPs down, revenue up on higher volume
- LTPS: Revenue down on lower ASPs
- HTPS: Revenue flat on higher volume & lower ASPs

% sales	'06/1Q	'07/1Q
C-STN	14%	13%
MD-TFD	29%	19%
a-TFT	33%	43%
LTPS	9%	7%
HTPS	15%	18%

Eliminations

C-STN	Color STN
MD-TFD	Mobile digital thin-film diode
a-TFT	Amorphous-silicon TFT
LTPS	Low-temperature polysilicon TFT
HTPS	High-temperature polysilicon TFT
LCD-Dr	LCD driver

Quarterly Selling, General and Administrative Expenses



(Billions of yen)
68.0
72.4
85.1
80.6
70.1
(% sales)
21.1%
20.4%
21.5%
23.6%
22.0%
100
80
60
40
20
0
38.8
4.0
4.6
20.5
41.3
4.9
5.9
20.2
44.9
10.3
8.4
21.3
44.4
6.7
8.4
20.9
38.9
4.0
5.3
21.8
2006/1Q
2006/2Q
2006/3Q
2006/4Q
2007/1Q
Other
Y/Y +0.0
Advertising expenses
Y/Y -0.0
Sales promotion expenses
Y/Y +0.7
Labor costs
Y/Y +1.3

Quarterly Operating Income
▶By business segment



(Billions of yen)
7.0
13.9
25.3
4.0
11.6
35
30
25
20
15
10
5
0
-5
-10
-15
14.1
1.3
-5.3
-3.2
18.1
1.4
-2.9
-2.9
32.4
1.5
-5.7
-3.0
19.4
-0.7
-12.0
-2.8
19.2
0.0
-5.2
-2.5
2006/1Q
2006/2Q
2006/3Q
2006/4Q
2007/1Q
Information Equipment
Y/Y +5.1
Electronic Devices
Y/Y +0.0
Precision Products
Y/Y -1.2
Other
Y/Y +0.6

Operating Income Fluctuation Cause Analysis

EPSON EXCEED YOUR VISION

(Billions of yen)


0
7.0
+6.1
+1.2
Price fluctuations
-31.1
Cost fluctuations
+26.0
+0.8
+1.6
11.6
Impact of exchange rate fluctuations
Change in sales volume
S.G.A. decrease
Other
Operating income
2006/1Q
¥4.6 billion increase
Operating income
2007/1Q

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Total assets



1,500
1,000
500
0
1,298.2
1,325.7
1,277.9
1,285.0
1,304.3
End of March 2005
End of March 2006
End of June 2006
End of March 2007
End of June 2007
(Billions of yen)

Inventories



200
100
0
176.6
192.0
199.1
178.6
190.3
End of March 2005
End of March 2006
End of June 2006
End of March 2007
End of June 2007
(Billions of yen)

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities



600
400
200
0
(Billions of yen)
37.9%
30.4%
32.4%
31.5%
31.5%
457.5
395.2
429.6
404.5
410.8
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of June 2007

Shareholder's equity & equity ratio



600
400
200
0
(Billions of yen)
34.3%
36.4%
35.8%
36.6%
37.1%
414.3
472.8
474.5
470.3
483.3
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of June 2007

The definition of shareholder equity changed due to changes in accounting standards
End of June 2007: Shareholder equity = total net assets - minority interests in subsidiaries

EPSON
EXCEED YOUR VISION

1) FY2007 1Q Financial Results

2) FY2007 Business Outlook

FY2007 Outlook Highlights

EPSON
EXCEED YOUR VISION

Information Equipment Segment

Inkjet Printer Business

Optimize balance between short-term profits and mid-term growth

Expand printer unit shipments with an eye toward future consumable sales

- Fine-tune marketing strategy tailored to print volumes and specific market needs
- Flexibly adapt to market trends and competitive environment, particularly in Europe and America
- Launch competitive new products and boost lineup
- Pursue stringent cost reductions

Grow the business and industrial sectors into a core profit center in the mid-term

Electronic Devices Segment

Display Business

Direction of each technology according to the March 14 announcement about the reorganization of the display business, and current status

- C-STN Move all operations offshore → Implementing reorganization plans
- MD-TFD Terminate within FY2007 → Implementing reorganization plans
- a-TFT/LTPS Concentrate resources & boost sales to new applications and mobile phones
  → 1st half - Behind schedule with unit shipments for mobile phones slipping to 2nd half
  → 2nd half - Higher unit shipments for new applications, etc.
- Fixed cost reductions proceeding according to plan

FY2007 Business Outlook

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2006		FY2007				Change (amount, %)	
	Actual	%	4/26 Outlook	%	Current Outlook	%	Y/Y	Vs. 4/26 outlook
Net sales	1,416.0	-	1,393.0	-	1,393.0	-	-23.0 -1.6%	- -
Operating income	50.3	3.6%	61.0	4.4%	61.0	4.4%	+10.6 +21.2%	- -
Ordinary income	49.0	3.5%	60.0	4.3%	60.0	4.3%	+10.9 +22.2%	- -
Net income Before income taxes	3.4	0.2%	55.0	3.9%	55.0	3.9%	+51.5 +1482.6%	- -
Net income	-7.0	-0.5%	30.0	2.2%	30.0	2.2%	+37.0 -	- -
EPS	-¥36.13		¥152.78		¥152.78			
Exchange rate USD	¥117.02		¥114.00		¥116.00			
Exchange rate EUR	¥150.09		¥148.00		¥158.00			

Current Outlook (1H)	
USD	¥118.00
EUR	¥161.00

FY2007 Business Outlook (Net Sales)
▶By business segment

EPSON
EXCEED YOUR VISION



Full-year net sales
(Billions of yen)
Half-year net sales
1,416.0
1,393.0
1,393.0
656.0
656.0
737.0
737.0
Other
Y/Y +0.6
Vs. previous -
Precision Products
Y/Y -1.7
Vs. previous -
Electronic Devices
Y/Y -11.7
Vs. previous -
Information Equipment
Y/Y -12.3
Vs. previous -
Eliminations
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
30.3
87.7
444.7
916.3
-63.0
31.0
86.0
433.0
904.0
-61.0
31.0
86.0
433.0
904.0
-61.0
FY2006 Actual
FY2007 Previous Outlook
FY2007 Current Outlook
800
700
600
500
400
300
200
100
0
-100
14.0
41.0
213.0
418.0
-30.0
14.0
41.0
213.0
418.0
-30.0
17.0
45.0
220.0
486.0
-31.0
17.0
45.0
220.0
486.0
-31.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business
▶Information-related equipment segment

EPSON
EXCEED YOUR VISION

(Billions of yen)



Full-year net sales
916.3
904.0
904.0
1,000
900
800
700
600
500
400
300
200
100
0
-100
28.9
106.5
781.5
-0.7
32.0
113.0
760.0
-1.0
32.0
113.0
760.0
-1.0
FY2006 Actual
FY2007 Previous Outlook
FY2007 Current Outlook

PC, Other
Y/Y +3.0
Vs. previous -

Visual Instruments
Y/Y +6.4
Vs. previous -

Printers
Y/Y -21.5
Vs. previous -

Eliminations



Half-year net sales
418.0
418.0
486.0
486.0
500
450
400
350
300
250
200
150
100
50
0
-50
14.2
55.0
349.0
-0.2
14.2
55.0
349.0
-0.2
17.8
58.0
411.0
-0.8
17.8
58.0
411.0
-0.8
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business
▶Printer business

EPSON
EXCEED YOUR VISION

(Billions of yen)



Full-year net sales
781.5
760.0
760.0
900
800
700
600
500
400
300
200
100
0
5%
19%
14%
62%
5%
19%
13%
63%
5%
19%
13%
63%
FY2006 Actual
FY2007 Previous Outlook
FY2007 Current Outlook

Scanners, Other

Business Systems

- Growth in S. America, SE Asia & China
- POS market strong

Laser Printers

- Emphasize regions and products with high print volume

Inkjet Printers

- Expand printer unit shipments with an eye on future consumable sales
- Flexibly adapt to market trends



Half-year net sales
349.0
349.0
411.0
411.0
500
450
400
350
300
250
200
150
100
50
0
-50
5%
20%
13%
62%
5%
20%
13%
62%
5%
18%
13%
64%
5%
18%
13%
64%
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Net Sales Outlook by Business
▶Electronic device segment

EPSON
EXCEED YOUR VISION

(Billions of yen)

Full-year net sales

	FY2006 Actual	FY2007 Previous Outlook	FY2007 Current Outlook
Total	444.7	433.0	433.0
Quartz Devices	97.9	105.0	105.0
Semiconductors	91.1	77.0	77.0
Displays	271.0	261.0	261.0
Eliminations	-15.3	-10.0	-10.0


Quartz Devices
Y/Y +7.0
Vs. previous -
Semiconductors
Y/Y -14.1
Vs. previous -
Displays
Y/Y -10.0
Vs. previous -
Eliminations
500
450
400
350
300
250
200
150
100
50
0
-50

Half-year net sales

	1H Previous Outlook	1H Current Outlook	2H Previous Outlook	2H Current Outlook
Total	213.0	213.0	220.0	220.0
Quartz Devices	49.0	49.0	56.0	56.0
Semiconductors	37.0	37.0	40.0	40.0
Displays	133.0	133.0	128.0	128.0
Eliminations	-6.0	-6.0	-4.0	-4.0

Net Sales Outlook by Business
▶Display business

EPSON
EXCEED YOUR VISION

(Billions of yen)



Full-year net sales
271.0
261.0
261.0
300
250
200
150
100
50
0
16%
7%
37%
25%
15%
20%
11%
46%
11%
12%
20%
11%
46%
11%
12%
FY2006 Actual
FY2007 Previous Outlook
FY2007 Current Outlook

HTPS-TFT
- ➢ Projection market expansion

LTPS-TFT
- ➢ Concentrate resources
- ➢ Develop high-resolution LCD applications

a-TFT
- ➢ Concentrate resources
- ➢ Develop new applications in mobile phones and others

MD-TFD
- ➢ Terminate in FY2007

C-STN
- ➢ Transfer operations offshore
- ➢ Demand from monochrome upgrades



Half-year net sales
133.0
133.0
128.0
128.0
150
100
50
0
19%
10%
43%
15%
13%
19%
10%
43%
15%
13%
20%
12%
49%
8%
11%
20%
12%
49%
8%
11%
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

FY2007 Business Outlook (Operating Income)

▶By business segment

EPSON
EXCEED YOUR VISION

(Billions of yen)



Full-year operating income
50.3
61.0
61.0
100
80
60
40
20
0
-20
-40
-60
0.7
3.5
84.2
-26.0
-12.1
0.0
5.0
0.0
70.0
-14.0
0.0
5.0
0.0
70.0
-14.0
FY2006 Actual
FY2007 Previous Outlook
FY2007 Current Outlook

Eliminations		
Precision Products	Y/Y	+1.4
	Vs. previous	-
Electronic Devices	Y/Y	+26.0
	Vs. previous	-
Information Equipment	Y/Y	-14.2
	Vs. previous	-
Other	Y/Y	-1.8
	Vs. previous	-



Half-year operating income
19.0
19.0
42.0
42.0
60
50
40
30
20
10
0
-10
-20
0.0
1.0
26.0
-2.0
-6.0
0.0
1.0
26.0
-2.0
-6.0
0.0
4.0
2.0
44.0
-8.0
0.0
4.0
2.0
44.0
-8.0
1H Previous Outlook
1H Current Outlook
2H Previous Outlook
2H Current Outlook

Outlook for Capital Expenditure and Depreciation & Amortization Expenses

EPSON EXCEED YOUR VISION

Capital Expenditures


200
100
0
(Billions of yen)
68.7
151.2
112.5
73.1
88.0
FY2003
FY2004
FY2005
FY2006
FY2007 (Outlook)

Depreciation and Amortization Expenses


200
100
0
(Billions of yen)
110.3
104.2
109.3
89.6
91.0
FY2003
FY2004
FY2005
FY2006
FY2007 (Outlook)

Free Cash Flow Outlook



(Billions of yen)
200
100
0
-100
-200
182.6
117.3
-65.3
162.4
63.0
-99.3
117.4
22.2
-95.2
160.2
83.8
-76.4
128.5
40.0
-88.5
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

Main Management Indicators


(%)
ROA: Ordinary income/Total Assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
10.9
12.6
6.1
6.8
5.2
5.8
2.1
1.8
-3.8
3.8
3.5
-1.5
6.3
4.8
4.3
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

EPSON

EXCEED YOUR VISION

item 5

June 27, 2007	Press Release "Seiko Epson Announces Executive Appointment"

News Release

Seiko Epson Announces Executive Appointment

- TOKYO, Japan, June 27, 2007 -

Seiko Epson Corporation today announced the following executive appointment, effective as of June 26, 2007.

Executive appointment

Name	New position	To date
Minoru Usui	Director, General Administrative Manager, Corporate Research & Development Division, and General Administrative Manager, Production Engineering & Development Division	Director, General Administrative Manager, Production Engineering & Development Division

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 87,626 employees in 117 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1416 billion yen in fiscal 2006.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

item 6

July 27, 2007	Press Release "Consolidated Results for the First Quarter Ended June 30, 2007"

News Release

Consolidated Results for the First Quarter Ended June 30, 2007

July 27, 2007

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Three months ended June 30		Change	Year ended March 31	Three months ended June 30
	2006	**2007**		2007	**2007**
Statements of Income Data:					
Net sales	¥322,036	**¥318,592**	(1.1%)	¥1,416,032	**$2,584,715**
Operating income	7,014	**11,665**	66.3%	50,343	**94,637**
Income before income taxes and minority interest	5,582	**12,305**	120.4%	3,476	**99,830**
Net income (loss)	(5,679)	**1,287**	- %	(7,094)	**10,441**
Statements of Cash Flows Data:					
Cash flows from operating activities	15,584	**1,262**	(91.9%)	160,229	**10,239**
Cash flows from investing activities	(35,977)	**(11,764)**	(67.3%)	(76,419)	**(95,441)**
Cash flows from financing activities	(9,400)	**1,949**	- %	(30,150)	**15,812**
Cash and cash equivalents at the end of the period	249,249	**330,916**	32.8%	334,873	**2,684,699**
Per Share Data:					
Net income (loss) per share -Basic	¥(28.92)	**¥6.56**	- %	¥(36.13)	**$0.05**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

Balance sheets data

	June 30		March 31	June 30
	2006	**2007**	2007	**2007**
Total assets	¥1,276,514	**¥1,303,141**	¥1,284,412	**$10,572,294**
Equity	491,614	**507,672**	494,335	**4,118,708**
Shareholders' equity	462,749	**483,370**	470,317	**3,921,548**
Shareholders' equity ratio (%)	36.3%	**37.1%**	36.6%	**37.1%**
Shareholders' equity per share	¥2,356.60	**¥2,461.62**	¥2,395.14	**$19.97**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interest in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥123.26 = U.S.$1 at June 30, 2007 has been used for the purpose of presentation.

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